   As filed with the Securities and Exchange Commission on June 25, 2001

                                                      Registration No. 333-62326
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ------------

                              AMENDMENT NO. 2

                                       TO
                                    FORM F-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                 ------------
                      AMERICAN EAGLE TANKERS INC. LIMITED
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                (Translation of Registrant's name into English)
                                 ------------
         Bermuda                      4412                   76-0445673
     (State or other      (Primary Standard Industrial    (I.R.S. Employer
     jurisdiction of      Classification Code Number)  Identification Number)
    incorporation or
      organization)

                               15 Exchange Place
                                   Suite 110
                         Jersey City, New Jersey 07302
                                 (201) 985-0060
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                                 ------------
                               Gregory A. McGrath
                               15 Exchange Place
                                   Suite 110
                         Jersey City, New Jersey 07302
                                 (201) 985-0060
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                 ------------
                                   Copies to:
       Raymond J. Fisher, Esq.                  Richard J.B. Price, Esq.
 Milbank, Tweed, Hadley & McCloy LLP          Shearman & Sterling Stamford
      One Chase Manhattan Plaza                  6 Battery Road, #25-03
      New York, New York 10005                      Singapore 049909
           (212) 530-5000                             (65) 230-3800
                                 ------------
  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]
                                 ------------
                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                                  Proposed Maximum
                                                     Aggregate      Amount of
             Title of Each Class of                   Offering     Registration
           Securities to be Registered               Price(/1/)      Fee(/2/)
-------------------------------------------------------------------------------
Common shares, par value $1 per common share....    $151,368,750    $37,842.19
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee, in accordance with Rule 457(o) under the Securities Act of 1933.

(2) Previously paid.


                                 ------------
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                SUBJECT TO COMPLETION, DATED JUNE 25, 2001

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

+                                                                              +
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state or jurisdiction where the offer or sale is not        +
+permitted.                                                                    +

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++


U.S. PROSPECTUS

                            [LOGO OF AMERICAN EAGLE]
                                6,750,000 Shares

                      American Eagle Tankers Inc. Limited

                                 Common Shares

                                 $   per share

                                   --------

  We are selling 6,750,000 common shares. Of the common shares that we are selling, 4,725,000 shares are being offered in the United States and Canada by the U.S. underwriters named in this prospectus, and 2,025,000 shares, directly or in the form of Singapore Depositary Receipts representing common shares, are being offered at the same time outside the United States and Canada by a syndicate of international underwriters. We have granted the underwriters an option to purchase up to 1,012,500 additional shares to cover over-allotments.

  This is our initial public offering. We currently expect the initial public offering price to be between $17.60 and $19.50 per share. The common shares have been approved for listing on the New York Stock Exchange under the symbol "AEH", subject to official notice of issuance.

                                   --------

 Investing in our common shares involves risks. See "Risk Factors" beginning on page 7.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                   --------

                                                      Per Share Total
                                                      --------- -----
Public Offering Price                                   $       $
Underwriting Discount                                   $       $
Proceeds to American Eagle Tankers (before expenses)    $       $

  The underwriters expect to deliver the shares to purchasers on or about
, 2001.

                                   --------

                              Salomon Smith Barney

                                   --------

ABN AMRO Rothschild LLC                               Morgan Stanley Dean Witter

       , 2001

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus.

                                 ------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   7
Forward-Looking Statements...............................................  14
Use of Proceeds..........................................................  15
Dividend Policy..........................................................  15
Capitalization...........................................................  16
Dilution.................................................................  17
Selected Financial and Other Data........................................  18
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  20
Industry.................................................................  33
Business.................................................................  44
Regulation...............................................................  57
Management...............................................................  62
Relationship with NOL and Certain Transactions...........................  66
Principal Shareholder....................................................  70
Description of Capital Stock.............................................  71
Shares Eligible for Future Sale..........................................  75
Taxation.................................................................  77
Underwriting.............................................................  83
Other Expenses of Issuance and Distribution..............................  86
Legal Matters............................................................  86
Independent Accountants..................................................  86
Where You Can Find More Information......................................  86
Service of Process and Enforcement of Liabilities........................  87
Index to the Financial Statements........................................ F-1
Annex A: Glossary of Shipping Terms...................................... A-1

                                 ------------

      Until       , 2001 (25 days after the date of this prospectus), all
dealers that buy, sell or trade our common shares, whether or not participating in the global offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus and may not contain all information that is important to you. Before investing in our common shares, you should read this entire prospectus carefully for a more complete understanding of our business and this offering, including the section entitled "Risk Factors" and our financial statements and related notes. We have also included, as Annex A to this prospectus, a glossary of shipping industry terminology for convenience of reference.

                             American Eagle Tankers

      We are a leading provider of petroleum transportation services in the Atlantic basin. We currently own or operate a fleet of 24 Aframax tankers, 21 of which are double-hulled and three of which are double-sided. There are no single-hulled tankers in our fleet. We intend to have an exclusively double-hulled fleet by the end of 2003, which we believe will likely make us the first major crude-oil tanker operator to achieve this milestone. Prior to this offering, we have been wholly owned by Neptune Orient Lines Limited, or NOL, a leading provider of international shipping and logistics operations. We operate all of NOL's crude-oil tanker business.


      We have one of the youngest tanker fleets in the world. As of May 1, 2001, our tankers had an average age of 6.5 years, compared with the industry average for Aframax tankers of 11.8 years and an average age for the world tanker fleet of 14.1 years. Over the past decade, there has been a growing demand for quality in tankers and tanker operations, as charterers and regulators have become more concerned with safety and environmental protection. The stricter regulatory environment is accelerating the obsolescence of older, lower quality tankers in our principal markets, which should benefit operators of younger fleets. We believe that our young fleet, safety record and reputation for reliability make us a preferred tanker operator in the Atlantic basin.

      We are one of the leading independent transporters of crude oil into the United States. In 2000, we transported approximately 463 million barrels of crude oil in the Atlantic basin, including approximately 411 million barrels that were delivered to the United States, or approximately 13% of total U.S. oil imports. We are one of the leading Aframax tanker companies in the U.S.- bound Caribbean and Mexican markets. We estimate that we transported approximately 18% of the oil imported into the United States from Mexico in 2000. We are also active in the intra-Europe market, the Mediterranean region and trans-Atlantic trade. In 2000, we transported approximately 42 million barrels of oil to or from the North Sea region and approximately 14 million barrels within the Mediterranean region.

      We have contracted for the newbuilding of five Aframax tankers and two Very Large Crude Carriers, or VLCCs, to be delivered over an 18-month period beginning in February 2002. These additions will increase the cargo capacity we own or operate by approximately 33% from 2.4 million deadweight tons to 3.2 million deadweight tons, net of double-sided vessels we intend to replace.


      We provide three principal services to our customers, each of which can be performed by any of our fleet of 24 tankers:

    . Lightering. Lightering is the transfer of crude oil from long-range, very large tankers to Aframax or other smaller tankers that are capable of entering shallow-water ports. We are one of only three independent lightering operators in the U.S. Gulf. Lightering rates generally command a premium over voyage rates due to the specialized nature of the business. Approximately 19% of our gross revenues were derived from our lightering operations in 2000 and approximately 23% in the three months ended March 31, 2001.

    . Voyage chartering. Voyage chartering is the transportation of crude oil from loading port to discharging port. The charterer hires our tanker on a single or multiple voyage basis, and we are responsible for the voyage expenses and the vessel's operating costs. We provide voyage chartering in the U.S. Gulf and, to a lesser extent, in the North Sea and the Mediterranean region. Approximately 69% of our gross revenues were derived from voyage chartering operations in 2000 and approximately 65% in the three months ended March 31, 2001.

    . Long-term time chartering. Long-term time charters provide a steady source of revenues. Under a time charter, the charterer hires our tanker for a specified period and pays us on a per-day basis. The charterer also pays for voyage expenses while we are responsible for the vessel's operating costs. Four of our tankers are on 12-year time charters expiring in 2008 or 2009 to a wholly owned subsidiary of TOSCO Corporation, which owns one of the largest refinery operations in the United States. Approximately 12% of our gross revenues were derived from time charters in each of 2000 and the three months ended March 31, 2001.

      We believe that the diversity of our operations, the size of our fleet and the interchangeability of our tankers enable us to deploy our fleet efficiently and to provide our customers with prompt and reliable service. In 2000, we generated gross operating revenues of $272.0 million and net income of $61.6 million. In the three months ended March 31, 2001, we generated gross operating revenues of $73.6 million and net income of $23.1 million.

      We acquire and hold tankers under one of three arrangements:

    .  we own 12 tankers directly or through subsidiaries;

    . we charter in seven tankers under long-term 15-year bareboat charters, that include an option to purchase the tanker at any time during the charter period; and

    . we charter in two tankers under five-year time charters, two tankers under three-year time charters and one tanker under a five-year bareboat charter. We have no option to purchase these tankers.

      Under a bareboat charter, we charter only the vessel from the tanker owner, and we provide the crew and pay all operating and voyage expenses. Of the vessels we time-charter in, two of the tankers were delivered to us in late May and early June 2001.

                               Our Key Strengths

      We believe that our principal strengths include the following:

    .  Diverse revenue stream from three complementary service areas;

    . High fleet utilization rate, averaging 97.6% for the past five years, due to the critical mass of our fleet of interchangeable tankers;

    . Low operating expenses, principally as a result of the young age of our fleet, which has low fuel consumption, and the similarity of our vessels, which enables us to buy parts and supplies in bulk;

    . Well positioned to benefit from more stringent environmental regulations, which will require single-hulled tankers to be phased out at a time when we expect our fleet to be exclusively double-hulled; and

    . Strong network of customer relationships and focus on safety and quality service, resulting in high levels of repeat business from some of the world's largest oil companies.

      These key strengths have resulted in freight rates that we believe are generally higher than market averages. Freight rates are referred to in the industry as time-charter-equivalent, or TCE, rates. The following chart compares our TCE rates to a leading benchmark indicator of TCE rates for Aframax tankers, as calculated by Clarkson Research Studies, or Clarkson, based on an average of market rates for seven specified routes worldwide. TCE rates presented in this chart have been adjusted to reflect the Clarkson method of calculation, as explained in more detail under "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                       Aframax Annual TCE Rate Comparison
                 Our Adjusted TCE vs. Clarkson Aframax Average

                           TCE (US$/Day)
                 1996    1997    1998    1999    2000
Our Company    22,222  24,082  20,786  17,347  29,792
Clarkson       17,095  21,016  15,921  13,170  30,448

Source: Clarkson (industry data only)

      Because of our higher utilization and diversified revenue mix, our TCE rates generally are higher than the Clarkson Aframax average in stable and low rate environments. In contrast, during 2000, because of the rising spot rates, our revenues from fixed-rate lightering contracts slightly trailed rapidly rising spot rates. Our TCE rates in the first quarter of 2001 were significantly lower than the Clarkson Aframax average. This was principally due to sharp rate increases that affected several of the routes measured by Clarkson more than they affected our routes. In addition, many of our fixed-rate lightering contracts were renegotiated to reflect the higher market spot rates only during the second half of the quarter.

                             Our Business Strategy

      Our objective is to enhance our leadership position as a premium provider of quality petroleum transportation services. Specifically, we are aggressively pursuing the following strategies:

    . Selectively grow our fleet by adding larger tankers, which we will coordinate with our lightering operations to provide long-haul port-to-port capability;

    . Expand into related markets, particularly in the North Sea and the Mediterranean region, using the strong customer relationships we have formed in the Atlantic basin;

    . Continue to maximize fleet utilization and TCE rates through a balanced service mix among lightering, voyage chartering and long-term time chartering; and

    . Capitalize on our reputation for high quality service and safety by likely becoming the first major crude-oil tanker company to have an exclusively double-hulled fleet.

                   Our Relationship with Neptune Orient Lines

      NOL is a leading provider of international shipping and logistics operations that owns or operates 96 ships worldwide, exclusive of the 24 tankers forming our fleet. We were formed in 1994 by NOL to own and operate NOL's crude-oil tanker business. We have been wholly owned by NOL from our incorporation through the present. Prior to year-end 2000, we held the majority of NOL's crude-oil tanker assets and operated NOL's crude-oil tanker business. NOL continued to own seven crude-oil tankers in its own name and to own or operate four oil tankers through two of its subsidiaries, although all but four of these were time chartered to us. In order to streamline the crude-oil tanker operations and consolidate all of NOL's interests in this business in one company, at December 29, 2000, NOL transferred those seven crude-oil tankers and its 65% equity interest in the two subsidiaries to us as a capital contribution.

      Our senior management is separate from that of NOL. Our chief executive officer is also group chief operating officer and chief executive officer for chartering and enterprises for NOL, but he plans to resign from these positions prior to the completion of this offering. Historically, NOL has provided us with staff support in certain areas, and we will continue to rely on NOL for limited treasury, legal and corporate secretarial support. We expect that we will no longer need to rely on NOL for these services after year-end 2001 unless it is most cost-effective to do so. We intend to continue to purchase insurance with NOL on a joint basis. In addition, NOL has guaranteed $167.8 million of our indebtedness, and two members of our board of directors also sit on NOL's board.

      Our goal for this offering is to achieve the following:

    . increase our financing flexibility to facilitate our business expansion plan;
    . create a more targeted investment for investors who wish to invest in our company; and
    .  increase our strategic focus on our core business.

      After the global offering, NOL will hold 73.4% of our outstanding common shares, or 70.6% if the underwriters' over-allotment option is exercised in full. NOL has informed us that it currently intends to maintain a majority shareholding in our company.

                                ----------------

      We were incorporated in Bermuda in January 1994 with limited liability under the Companies Act, 1981 of Bermuda, or the Companies Act. Our principal executive office is located at 15 Exchange Place, Suite 110, Jersey City, New Jersey 07302, telephone (201) 985-0060. Our registered office, maintained in compliance with the Companies Act, is located at Milner House, 18 Parliament Street, Hamilton, Bermuda HM FX, telephone (441) 295-4630.

                              The Global Offering

Common shares offered in the
 global offering............. 6,750,000 shares

The global offering.......... The global offering consists of the U.S.
                              offering and the international offering.

  U.S. offering.............. 4,725,000 common shares

  International offering..... 2,025,000 common shares, directly or in the form of Singapore Depositary Receipts or SDRs. Each
                              SDR represents one-tenth of a common share.

Common shares to be
 outstanding after the
 global offering............. 25,376,544 common shares

Use of proceeds.............. The net proceeds of the global offering will be used to fund a portion of our fleet expansion
                              program. See "Use of Proceeds".

New York Stock Exchange
 symbol...................... "AEH"

     The number of common shares to be outstanding after the global offering is based on 18,626,544 common shares outstanding as of May 1, 2001 and excludes 2,500,000 common shares reserved for future grants under our share option plan. We expect to grant options at the completion of this offering for approximately 700,000 common shares, exercisable at the initial offering price per share. Unless otherwise stated, information in this prospectus assumes no exercise of the underwriters' over-allotment option.


                                ---------------

                 Important Assumptions Used in This Prospectus

     Clarkson has provided us with industry statistical data, graphs and tables that we use in the discussion of the tanker market contained in the sections entitled "Summary", "Industry" and "Business". Clarkson has advised us, with respect to the statistical data, graphs and tables supplied by it, that:

    . some industry data included in this prospectus is based on estimates or subjective judgments in circumstances where data for actual market transactions either does not exist or is not publicly available;
    . the published information of other maritime data collection experts may differ from this data; and
    . while Clarkson has taken reasonable care in the compilation of the industry statistical data, graphs and tables and believes them to be correct, data compilation is subject to limited audit and validation procedures.

     Clarkson has also advised us, with respect to the statistical data, graphs and tables supplied by it, that:

    . the term "world tanker fleet" refers to all tankers greater than 10,000 deadweight tons but does not include combined carriers such as oil/bulk/ore carriers; and
    . deadweight ton, or dwt, figures supplied by Clarkson are in dwt metric tons except where they refer to a size range or limit, where they are expressed in dwt long tons.

                        Summary Financial and Other Data

      The following statement of operations and cash flow data for the years ended December 31, 1998, 1999 and 2000 and balance sheet data at December 31, 1999 and 2000 are derived from the financial statements appearing elsewhere in this prospectus. The statement of operations and cash flow data for the two years ended December 31, 1996 and 1997 and the balance sheet data at December 31, 1996, 1997 and 1998 are derived from unaudited financial information not included in this prospectus. Financial data for the three months ended March 31, 2000 and 2001 are derived from unaudited financial information appearing elsewhere in this prospectus. These statements and data were prepared to reflect NOL's transfer to us on December 29, 2000 of its crude-oil tanker business, as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Basis of Presentation of Our Financial Statements". These data should be read together with the financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                                              Three Months
                                    Year Ended December 31,                  Ended March 31,
                          ------------------------------------------------  ------------------
                            1996      1997      1998      1999      2000      2000      2001
                          --------  --------  --------  --------  --------  --------  --------
                            (in thousands of U.S. dollars, except per share and fleet
                                                      data)
Statement of Operations
 Data:
Gross operating
 revenues...............  $118,206  $143,472  $157,019  $177,607  $271,986  $ 53,589  $ 73,590
Brokerage and
 commission.............     1,309     1,607     4,128     4,574     3,674       822     1,119
Vessel voyage expenses..    26,047    23,356    26,867    41,759    61,890    14,738    12,784
Vessel operating
 expenses...............    28,488    28,269    28,040    31,804    42,845    10,300    11,218
Charter-hire expenses...    24,035    21,255    37,246    56,451    60,401    14,350    14,014
Depreciation and
 amortization...........    23,375    28,396    30,093    27,537    28,593     7,054     7,974
General and
 administrative
 expenses...............     4,238     3,589     5,018     4,439     7,106     1,523     1,141
Total operating
 expenses...............   107,492   106,472   131,392   166,564   204,509    48,787    48,250
Operating income........    10,655    38,498    24,904    11,093    71,309     4,820    25,387
Net income..............       381    18,881    11,447       924    61,620     2,363    23,100
Basic and diluted
 earnings per share, as
 adjusted (1)...........      0.02      1.01      0.61      0.05      3.31      0.13      1.24
Balance Sheet Data (at
 period-end):
Cash and cash
 equivalents............  $ 23,171  $ 32,553  $ 64,171  $ 54,935  $ 62,205  $ 61,937  $ 50,789
Working capital.........   (88,708)   20,764    59,240    75,198    11,942    81,304    29,183
Total assets............   509,213   547,421   529,550   514,250   578,032   526,655   565,098
Long-term debt, net of
 current portion........   159,393   266,751   243,604   234,851   179,291   233,762   176,477
Total shareholders'
 equity.................   197,144   215,529   225,170   223,442   283,728   224,982   306,312
Other Financial Data:
Net cash from operating
 activities.............            $ 42,620  $ 30,145  $ 11,761  $ 81,843  $ 15,844  $ 45,122
Net cash from (used in)
 investing activities...             (42,344)   33,702    10,535   (51,961)     (138)  (43,530)
Net cash from (used in)
 financing activities...               9,106   (32,229)  (31,532)  (22,612)   (8,704)  (13,008)
EBITDA (2)..............              66,894    54,997    38,630    99,902    11,874    33,361
Net operating revenues
 (3)....................  $ 90,850  $118,509  $126,024  $131,274  $206,422  $ 38,029  $ 59,687
Fleet Data:
Average number of
 tankers................        13        15        17        21        22        22        22
Average fleet age (in
 years) (4).............       4.5       4.4       5.1       5.1       6.1       5.4       6.4
Average TCE (5).........  $ 21,032  $ 22,623  $ 20,412  $ 17,778  $ 27,207  $ 20,043  $ 32,341
Adjusted average TCE
 (6)....................    22,222    24,082    20,786    17,347    29,792    20,675    36,260
Average ship operating
 expenses per day (7)...     6,290     5,020     4,731     4,385     5,054     5,259     4,856
Average fleet
 utilization (8)........     98.2%     98.5%     97.5%     97.1%     96.8%     97.1%     97.6%

--------
(1) Total outstanding shares used in the calculation of earnings per share have been adjusted to reflect the issuance of 11,880,000 common shares after December 31, 2000.
(2) EBITDA represents net income before net interest expense, income tax expense, depreciation and amortization expense, equity in profit / (loss) of a joint venture and minority interest. EBITDA is not recognized by U.S. generally accepted accounting principles, or U.S. GAAP, and should not be considered as an alternative to net income or any other indicator of performance required by U.S. GAAP. Our EBITDA may not be comparable with that of other companies due to different ways companies define these terms.
(3) Net operating revenue is gross operating revenues less brokerage and commission and vessel voyage expenses.
(4) Average fleet age is unweighted and calculated at the end of each period for all tankers then owned, leased or time-chartered in.
(5) TCE, or time charter equivalent, rates are a measure of the average daily revenue performance of a tanker. We calculate average TCE rates by dividing net operating revenues of our fleet, including a vessel owned by a joint venture and vessels time chartered to third parties, by the number of days our vessels are available, which excludes days in dry-docking and under repair. This calculation differs from Clarkson's methodology, as explained below.
(6) Adjusted average TCE rates are calculated, for comparison purposes, on the same basis as industry data published by Clarkson and exclude vessels time chartered to third parties. Clarkson does not subtract brokerage commissions from gross revenues and assumes 100% utilization.
(7) Average ship operating expenses per day consist of expenses relating to the operation of our tankers (other than vessel voyage expenses), including ship management expenses for crewing, normal maintenance and repair, and stores, as well as insurance and spare parts.
(8) Average fleet utilization is the percentage of time that the tankers in our possession were producing revenue and is determined by dividing the number of days our tankers produced revenue by the number of days our tankers were available for revenue producing activities, which excludes days in dry-docking and under repair.

                                  RISK FACTORS

      An investment in our common shares involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, financial condition and results of operations could be seriously harmed by any of these risks. The trading price of our common shares could decline due to any of these risks, and you could lose all or part of your investment.

Risks Relating to Our Company

  Any decrease in shipments of crude oil from the major oil-producing regions or in oil import levels by the United States or Europe could negatively impact our revenues.

      Our revenues are dependent on crude oil production and shipments from the Arabian Gulf, Mexico, Venezuela and the North Sea. A substantial decrease in the shipment of crude oil from any of these regions would have a material adverse effect on our revenues. Among the factors that could cause shipments of crude oil from any of these areas to decrease are:

    . a decision by the Organization of Petroleum Exporting Countries, or OPEC, and other major oil producing nations to increase their oil prices or to further decrease or limit their crude-oil production;
    .  armed conflict in these areas or along oil trading routes;
    . political and regulatory factors causing a decline in the volume of oil transported from these areas; and
    . the increased demand for oil substitutes such as natural gas, coal, hydroelectric power and other alternative sources of energy.

      Our business is also dependent on United States and European oil-import levels. Increases in oil production in the United States or Europe or a significant decrease in oil consumption or oil imports in these regions could result in a decline in our revenues. Approximately 88.6% of all of our shipments of crude oil in 2000, including our lightering business, were transported to the United States, our principal market. Our remaining deliveries were principally to Europe.

  Our lightering operations are subject to certain special risks that could lead to accidents, oil spills or property damage.

      Lightering is subject to special risks arising from the difficulty of bringing two large moving tankers next to each other and mooring them for lightering operations. Lightering operations thus require a high level of expertise and present a higher risk of collision than when docking a vessel at port. Lightering also involves risks outside of the control of the operator, such as the condition of and mechanical failures and human error on the oil-discharging tanker. Lightering operations are highly dependent on favorable weather conditions at sea and subject to particular risks when these conditions change rapidly, as frequently occurs in the U.S. Gulf.

      Since 1995, we have experienced four minor oil spills in the U.S. Gulf, out of a total of more than 1,600 lightering operations. In each case, no oil reached the shore, and our insurance fully covered any property and pollution damage. We cannot assure you that accidents will not occur in the future or that our insurance will be adequate to cover any future incidents.

  We are dependent on a few key customers to generate a substantial portion of our revenues, and the loss of any one of these key customers could adversely affect our results.

      Our top five customers accounted for 44.0% of our gross revenues in 2000 and 50.2% of our gross revenues in 1999. Bayway Refining Company, a wholly owned subsidiary of TOSCO Corporation, accounted for 12.3% of our gross revenues in 2000 and 18.8% of our gross revenues in 1999. One other customer accounted for 14.3% of our gross revenues in 1999. We are therefore dependent upon a limited number of customers for a substantial portion of our revenues. The oil industry has been and may continue to be in a period of consolidation, which could result in the acquisition of one or more of our key customers. If we lose a significant customer, or if a significant customer decreases the amount of business it transacts with us, and we do not find a replacement, our revenues could be materially adversely affected.

  Our income from shipping operations to or from the United States may become subject to U.S. tax under proposed regulations.

      Section 883 of the U.S. Internal Revenue Code provides an exemption, from U.S. federal income tax on the income from the international operation of ships, to foreign corporations that meet certain requirements. In February 2000, the Internal Revenue Service, or IRS, issued proposed regulations, not yet in effect, that may affect our qualification for the section 883 exemption. After the global offering, NOL will be our largest shareholder and will own more than 50% of the value of our common shares. There is a risk that we could no longer qualify under the section 883 exemption if NOL's stock is not considered to be "regularly traded" for purposes of the exemption, which would be the case if 50% or more of the value of NOL's stock is held by persons owning 5% or more of the value of NOL's stock. Based on information provided to us by NOL with respect to its shareholders, we expect to meet the requirements in the proposed regulations and to continue to qualify for the exemption. However, there is a risk that future changes in our stock ownership or in NOL's stock ownership could occur that could cause us no longer to be eligible for the exemption.

      In the absence of the section 883 exemption, 50% of our income from shipping operations to or from the United States would be subject to a 4% gross basis tax. Our taxation position in more fully described under "Taxation--U.S. Tax Considerations".

  Our income from lightering operations in the U.S. Gulf may become subject to U.S. tax.

      We have historically taken the position without challenge that our income from lightering operations in the U.S. Gulf constitutes income from the international operation of ships and is eligible for exemption from U.S. tax under section 883 of the U.S. Internal Revenue Code. However, we have not obtained a ruling from the IRS on this point, and we cannot assure you that the IRS will not challenge our position, whether for current periods or retroactively.

      Under the proposed regulations issued by the IRS in February 2000, our income from our U.S. Gulf lightering operations would not be treated as income from the international operation of ships and, consequently, would not be exempt from tax under section 883. If the regulations are finalized in the form proposed, it would appear that the IRS position is that income from lightering operations would be subject to regular U.S. corporate tax rates of up to 35%, plus an additional "branch profits tax" of 30%. We cannot assure you as to whether the proposed regulations will be adopted or when or what their final form might be. Our taxation position is more fully described under "Taxation-- U.S. Tax Considerations".

  If we fail to comply with our loan agreements, we could forfeit our rights in our tankers and their charters or be required to refinance our loans.

      We have pledged seven of the tankers we own and related collateral as security to the lenders under our loan agreements. The aggregate amount of these loans at March 31, 2001 was approximately $187.3 million. If we default under any of these loan agreements, the lenders could foreclose on the mortgages over the tankers and the related collateral, and we could lose our rights in the tankers and their charters. When final payments are due under our loan agreements, we must repay any borrowings outstanding. Similarly, the financing documents for the new VLCCs we have contracted to purchase contain a requirement that we maintain a specified ratio of vessel value to loan value through prepayments. In order to make required prepayments, we may need to refinance some or all of our loan agreements or replace them with alternate credit arrangements. We may not be able to refinance or replace our loan agreements at the time they become due, which could result in the loss of our vessels. In addition, the terms of any refinancing or alternate credit arrangements may be more onerous than those under our current loan agreements and may restrict our financial and operating flexibility.

  If the owner of a tanker that we charter defaults under any of its financing agreements, our charter may be affected.

      We believe that the owners of most, if not all, of the tankers that we have chartered have pledged these tankers and related collateral as security to their lenders under their respective financing agreements. If the owners default under any of these financing agreements, the lenders could foreclose on the mortgages over the tankers and the related collateral, prematurely terminating our charter with the owner. This could require us to charter tankers from the market at potentially uneconomic rates in order to meet our obligations to customers.

  We may not have sufficient insurance coverage, which could cause our business to suffer.

      We carry insurance to protect against most of the accident-related risks involved in the conduct of our business and maintain environmental damage and pollution insurance coverage. We cannot assure you that we have adequately insured against all risks, that any future claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. If environmental regulations become even more stringent, our insurance expenses may increase further or make insurance unavailable against the risks of environmental damage or pollution. Moreover, we do not carry insurance covering the loss of revenue when our tankers are not chartered. Even if our insurance coverage is otherwise adequate, our earnings may be affected if we are not able to make necessary repairs on a timely basis or to obtain a replacement tanker in the event of damage or loss.

  We may face unexpected repair costs for our tankers.

      The timing and costs of repairs of our tankers are difficult to predict with certainty and may be substantial. Many of these expenses, such as dry-docking and certain repairs for normal wear and tear, are typically not covered by our insurance. Large repair expenses could decrease our profits. In addition, repair time means a loss of revenue, particularly since we do not insure for the time that our tankers are not under charter.

  We depend on certain key employees. Loss of any of them could adversely affect our business.

      Our success depends to a significant degree upon the continued contributions of members of our senior management. In particular, we rely on the efforts of our President and Chief Executive Officer Joseph Kwok and Vice Presidents Captain Raymond Ambrose for marketing, Captain Ernesto Violetta for operations and Gregory McGrath for finance. We do not maintain key-man insurance for any of these persons. The loss of any one of them could have a material adverse effect on our business.

  The international nature of our business exposes us to political and economic risks that we would not face if we were a wholly domestic company.

      Our operations require us to dispatch our tankers to various countries in Latin America, the Middle East and Europe where we load or unload oil, including especially Venezuela and Mexico. We are thus exposed to the political and economic risks that come with conducting business in each of these countries, including the risk of seizure of our vessels that enter the waters of those countries or the risk that political and economic developments may cause a decrease or halt in shipments of petroleum to or from those countries.

Risks Relating to the Tanker Industry

  Historically, the tanker industry has been highly cyclical, experiencing volatility in profitability and asset values. Our performance and growth depend heavily on the supply of tankers relative to the demand.

      The profitability and asset values of companies in our industry have fluctuated greatly based on changes in the supply and demand for tanker capacity. The supply of tanker capacity is affected by the number of new tankers built and older tankers scrapped, converted to other uses or lost, as well as by government and industry regulation of maritime transportation. Our industry is characterized by periodic tanker oversupply. An increase in the supply of tanker capacity without a corresponding increase in demand for that capacity could cause charter rates to decline, as occurred in 1999. Falling charter rates could materially adversely affect our results of operations.

      The demand for tanker services is influenced by, among other factors, global and regional economic conditions, increases and decreases in industrial production and demand for crude oil and petroleum products. For example, in 1999, tanker markets were adversely affected by crude oil production cuts led by OPEC. Accordingly, time-charter rates for Aframax tankers trended downward for most of that year, registering a decline in excess of 10% in the Caribbean market relative to 1998.

      Because many of the factors influencing the supply of and demand for tanker capacity are unpredictable, the nature, timing and degree of changes in tanker industry conditions are also unpredictable.

  The market for crude oil transportation services is highly competitive, and we may not be able to compete effectively.

      Our tankers are employed in a highly competitive market, and we cannot assure you that we can sustain our competitive position in the future. Any inability to compete favorably will negatively impact our results of operations and financial condition. To the extent we enter new geographic areas or provide new services, we cannot assure you that we will be able to compete successfully in these new markets. For example, we intend to enter the market for long-haul transportation with two newly built VLCCs to be delivered in 2002 and are exploring opportunities to acquire additional VLCC, Suezmax or other tankers. Some of our competitors in the tanker market have greater operating resources, longer operating history and larger fleets than ours.

  The U.S. Gulf lightering business competes with alternative methods of delivering crude oil to ports, which may constrain our freight rates.

      Our U.S. Gulf lightering business faces competition from alternative methods of delivering crude oil shipments to port. Large tankers, such as VLCC and Suezmax tankers, can discharge all or some of their crude oil at the Louisiana Offshore Oil Port, known as LOOP, which is a 19 mile-long underwater pipeline connecting Louisiana with an offshore discharge facility. Large crude carriers can also ship some of their cargo to storage terminals in the Caribbean for onward shipment to the United States. We believe that lightering continues to offer competitive advantages over alternative methods of delivering crude oil to U.S. Gulf ports and that each of these other methods suffers from capacity constraints. However, the freight rates charged by lightering operators, and therefore our lightering revenues, will to some extent be constrained by the availability of such alternative methods.

  Changes to environmental and other regulations could increase our expenses and adversely affect our business.

      The tanker industry is affected by extensive and changing environmental protection laws and other regulations. Complying with these laws has historically been expensive and has required tanker modifications and changes in operating procedures across the industry. We believe that the Atlantic basin, including ports in the United States and Europe and the West Coast of the United States, are currently among the most environmentally sensitive tanker markets, and the companies that operate there must meet more stringent environmental regulations than companies operating elsewhere. If we fail to meet those or any future requirements, our operations in these regions could be restricted and our results of operations could be materially adversely affected.

  The loss, damage, arrest or requisition of any of our vessels could result in a loss of revenues or increased expenses, which would adversely affect our business.

      Our tankers and their cargoes are at risk of being damaged or lost because of events such as catastrophic marine disasters, bad weather, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, transporting crude oil is subject to a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts. Our tankers are also at risk of being arrested or requisitioned. If we are unable to pay our debts to crew members, suppliers of goods or services to a tanker, shippers of cargo or other parties that have obtained maritime liens, these parties may be entitled to arrest one of our tankers through a foreclosure proceeding. The arrest or attachment of one or more of our tankers could result in a significant loss of earnings for the resulting off-hire period. Also, a government could requisition for title or seize our tankers. Although in such cases the government would normally be required to pay us compensation, they could dictate charter rates to us. These requisitions typically occur during a period of war or emergency. The amount and timing of any payment under these circumstances would be uncertain. Any of these events may result in loss of revenues and increased expenses.

Risks Relating to Our Relationship with NOL

  We cannot assure you that we will continue to obtain technical management services from Neptune Shipmanagement on favorable terms or at all.

      Neptune Shipmanagement provides technical management services for 20 of our 24 tankers. Our contracts with Neptune Shipmanagement are reviewed and renewed annually. Neptune Shipmanagement is under no obligation to renew these arrangements. If Neptune Shipmanagement's services become unavailable for any reason, we will not be able to continue operating our tankers until we find a replacement technical management company. Such a disruption could adversely affect our results of operations.

      In addition, we believe that we obtain Neptune Shipmanagement's services on terms and rates that are commercially reasonable and at service levels that are favorable, and we do not know if we would be able to obtain alternative services at a cost and of a quality comparable to those provided by Neptune Shipmanagement. A significant portion of our total operating expenses consists of technical management expenses, which accounted for 13.7% of total operating expenses in 2000 and 15.7% of total operating expenses in the three months ended March 31, 2001. Any increase in these expenses could have an adverse effect on our results of operations.

  We are controlled by NOL, which limits your ability to influence or control corporate actions.

      Prior to the global offering, we were a wholly owned subsidiary of NOL. After the global offering, NOL will beneficially own an aggregate of approximately 73.4% of our common shares, or 70.6% if the underwriters exercise their over-allotment option in full. Two of our seven directors are also directors of NOL. NOL has informed us that it presently intends to maintain a majority shareholding in our company. As a result, NOL will be able to exercise control over most matters requiring approval by our shareholders, including:

      . the election of directors;
      . amending our by-laws;
      . approval of significant corporate transactions; and . issuing additional common shares.

      NOL's interests may differ from your interests. As a result, NOL could prevent or delay a change in control of our company, even if a transaction of that sort would be beneficial to you or in the best interest of our company.

  We will have ongoing business arrangements with NOL, which may give rise to potential conflicts of interest.

      After completion of the global offering, we will continue to have contractual and other business relationships with NOL and its affiliates and may engage in transactions with them from time to time that are material to us. Although the audit committee of our board of directors will review all material transactions between our company and NOL, circumstances may arise in which the interests of NOL and its affiliates could conflict with the interests of our other shareholders.

  We may be unwilling or unable to exercise our right of first refusal in respect of proposed NOL tanker and tanker business acquisitions.

      We have entered into an agreement with NOL, under which NOL has agreed, for an initial five-year period, to grant a right of first refusal to us to acquire any crude-oil tankers or crude-oil tanker businesses proposed to be acquired by NOL at the price agreed between NOL and the proposed seller. After five years, NOL will continue to grant us a right of first refusal so long as it remains the single largest shareholder and is able to control the business operations of our company. We will evaluate each such opportunity on its own merits as it arises, and we cannot assure you now that we will choose to exercise our right of first refusal in any such instance. We also cannot assure you that we will have the financial resources necessary to exercise that right. If we do not or are not able to exercise this right, NOL could begin competing with us.

  Our expenses and financial results as a wholly owned subsidiary of NOL may not be representative of what we would experience as a separate company following the offering.

      The financial information we have included in this prospectus includes certain allocations of expenses incurred by NOL on our behalf, but does not necessarily reflect what our financial position, results of operations and cash flows would have been had we been a separate, stand-alone entity during the periods presented. Our expenses reflect charges from NOL for centralized corporate services including:

    .  treasury, accounting, legal and cash management;
    .  obtaining financing; and
    .  payroll and employee benefits.

      We cannot assure you that these have always been provided on the same terms as would have been available from third parties. Following this offering, we may need to supplement our financial, administrative and other staff, which will place additional demands on our management. In addition, by relying on NOL for insurance, accounting, treasury, financing, credit-support and other services, we may have achieved more favorable terms then we may be able to achieve as a stand-alone company.

  If NOL chooses not to purchase insurance coverage jointly with us, our costs of insurance may increase, and our business could suffer.

      We currently obtain insurance coverage under group policies negotiated by NOL. We believe this arrangement enables us, and other members of the NOL group, to obtain insurance coverage on more competitive terms due to the economies of bulk purchasing. Under this arrangement, our future insurance expenses and coverage may be affected by NOL's future claims. In addition, while we believe that we and NOL will continue with this arrangement after the global offering, NOL has no obligation to do so. If we do not obtain insurance with NOL, we will have to obtain insurance on our own or through similar arrangements with other shipping companies. The costs of doing so may be higher, which could affect our results of operations.

  Certain actions or events involving NOL could result in a default under our loan agreements, which are secured by several of our tankers. If we fail to pay any such debt when accelerated, we could lose those tankers.

      NOL has guaranteed $167.8 million of our current existing indebtedness under four separate vessel financing loans. The largest of the guaranteed loans is from the Development Bank of Singapore Limited, or DBS, and is secured by four of our tankers. Each of the other loans are secured by one of our tankers. NOL has also agreed to guarantee two loans of $27 million each from Lepta Shipping Co. Ltd., or Lepta, to be disbursed in 2003 to finance the purchase of two Aframax tankers new buildings. The NOL guarantee on the Lepta loans expires on completion of this offering but may be reinstated in the event that NOL ceases to be our single largest shareholder and is thereby unable to control our business. In addition, in May 2001 we entered into an unguaranteed loan of $100 million divided into two advances of $50 million each from Danmarks Skibskreditfond, or Danish Ship Finance to be disbursed in 2002, to finance the purchase of two VLCC tankers.


      Under the terms of the DBS, Lepta and Danish Ship Finance loan agreements, a change in NOL's controlling interest in or management control of our company may result in a mandatory prepayment event resulting in acceleration of our debt or, in the case of the Danish Ship Finance and Lepta loan agreements, the requirement for NOL to provide an alternative guarantee of those loans. If we or NOL are unable to perform our obligations under the loan agreements, we could lose some or all of the vessels we own that are subject to liens.

Risks Relating to the Global Offering

  You may not be able to resell your shares at or above the initial public offering price. As a result, you may lose all or part of your investment.

      Prior to the global offering, there has been no public market for our shares. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the secondary trading market. You may not be able to resell your shares at or above the initial public offering price and, as a result, you may lose all or part of your investment.

  The future sales of securities by our company or NOL may depress the market price of our shares.

      The market price of our common shares could decline as a result of sales of a large number of common shares or the perception that these sales could occur. These sales also might make it more difficult for us to sell securities in the future at a time and at a price that we deem appropriate. After the global offering, NOL will hold 18,626,544 of our common shares, equalling all shares that are not offered in the global offering. These shares held by NOL will equal 73.4% of our outstanding common shares, assuming no exercise by the underwriters of the over-allotment option. We, our officers and directors and NOL have agreed not to offer, sell, pledge or otherwise dispose of, directly or indirectly, or announce the offering of, any of our common shares or any security convertible into or exercisable or exchangeable for, our common shares for a 180-day period after the date of this prospectus, without the prior written consent of Salomon Smith Barney Inc. After this period, it is expected that NOL will be free to dispose of all its shares of our company, although these shares will be restricted as to their transfer under U.S. securities laws absent registration with the Securities and Exchange Commission. We cannot assure you, however, that future sales of such shares will not have an adverse effect on our share price or on our ability to issue and sell further shares.

                           FORWARD-LOOKING STATEMENTS

      We have made forward-looking statements in this prospectus. Our forward-looking statements contain information regarding, among other things, our financial condition, results of operations, fleet expansion plans and business strategy. These statements are principally contained in the sections entitled "Summary", "Use of Proceeds", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Industry", "Business" and "Regulation".

      We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that these expectations and projections are reasonable, these forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

    . general economic and business conditions affecting the oil and tanker industries;

    . changes in laws and regulations that apply to the oil or tanker industry;

    . changes in political conditions worldwide, particularly in the Arabian Gulf and the U.S. Gulf;

    .  our ability to expand into new markets and related lines of business;

    . our ability to finance the purchase of additional, high-quality tankers;

    .  risks of liability for environmental damage or safety breaches;

    .  our ability to diversify risk among our various operations; and

    .  the success of our business strategy.

      We undertake no obligation to publicly update or revise any forward-looking statements contained in this prospectus, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements.

                                USE OF PROCEEDS

      We estimate that our net proceeds from the global offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $114.7 million, or approximately $132.4 million if the underwriters exercise their over-allotment option in full. This estimate assumes an initial public offering price of $18.55 per share, which is the mid-point of the offering price range indicated on the cover of this prospectus.

      We expect to use all of the net proceeds of the global offering to pay the purchase price of crude-oil tankers or crude-oil tanker businesses that we acquire over the next 12 months under our fleet expansion program.

      As part of our fleet expansion program, we have contracted for the purchase of seven tanker newbuildings, at a total cost of approximately $340 million, comprising five double-hulled Aframax tankers scheduled to be delivered over an 18-month period beginning in February 2002, and two double-hulled VLCC tankers scheduled to be delivered in 2002. In addition, we will also consider any or all of the following:


    . the purchase of existing double-hulled tankers, including Aframax, Suezmax or VLCC tankers, of five years of age or less;

    . the purchase of newbuilding contracts for Aframax, Suezmax or VLCC tankers, with delivery schedules over the next 12 to 24 months; and

    .  the acquisition of other tanker companies.

      Other than the seven tanker newbuildings, we have no other contractual commitments or understandings to purchase crude-oil tankers or crude-oil tanker businesses at this time. We cannot assure you that our fleet expansion program will occur within the schedule currently contemplated or that we will be able to obtain the necessary additional financing on terms favorable to us, if at all. Pending the use of proceeds in the manner described above, we intend to invest the proceeds in short-term, investment-grade money market instruments.

                                DIVIDEND POLICY

      We currently intend to declare and pay dividends on our common shares from time to time, subject to our financial results and approval of dividends by our board of directors. The declaration and payment of dividends will be subject to the discretion of our board of directors. In making its recommendation as to the timing and amount of any dividend payments, our board of directors will consider, among other things, our results of operations, financial condition and cash requirements; any restrictions contained in our financing agreements; the requirements under the Companies Act of Bermuda; and other factors.

                                 CAPITALIZATION

      The following table shows our capitalization as of March 31, 2001:

    .  on an actual basis; and

    . as adjusted to reflect the issuance and sale of 6,750,000 common shares in the global offering, based on an assumed initial public offering price of $18.55 per common share, after deducting underwriting discounts and estimated offering expenses.

      You should read this table together with "Selected Financial and Other Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the related notes included elsewhere in this prospectus.

                                                            As of March 31, 2001
                                                            --------------------
                                                             Actual  As Adjusted
                                                            -------- -----------
                                                               (in thousands)
Current portion of long-term debt.......................... $  6,648  $  6,648
                                                            ========  ========
Long-term debt, net of current portion (1)................. $176,477  $176,477
                                                            --------  --------
Stockholders' equity:
  Common shares, $1 par value (2)..........................   18,627    25,377
  Share premium............................................   54,120   162,070
  Additional paid-in capital...............................  209,190   209,190
  Retained earnings........................................   24,375    24,375
                                                            --------  --------
Total stockholders' equity.................................  306,312   421,012
                                                            --------  --------
Total capitalization....................................... $482,789  $597,489
                                                            ========  ========

--------
(1) Of the amounts shown, $157.0 million represents debt guaranteed by NOL, excluding the outstanding $4.2 million loan of our joint venture, Crystal, the results of which have not been consolidated. All of this debt is secured by various of our tankers.

(2) 100,000,000 shares authorized, par value $1.00 per share; 18,626,544 shares issued and outstanding, actual; and 25,376,544 shares issued and outstanding, as adjusted. Excludes 2,500,000 common shares which are reserved for future grants under our share option plan. To date, no options have been granted under our share option plan. We expect to grant options at the completion of this offering for approximately 700,000 common shares, exercisable at the initial offering price per share.

                                    DILUTION

      Our net tangible book value, which is calculated as total assets minus net goodwill, minus total liabilities, minus minority interest, as of March 31, 2001 was $306.2 million, or $16.44 per common share. Net tangible book value per common share is determined by dividing the net tangible book value as of March 31, 2001 by the number of outstanding shares at that date. Dilution in net tangible book value per common share represents the difference between the amount per common share that you pay in the global offering and the net tangible book value per common share immediately after the global offering.

      Based on the issuance by us of 6,750,000 common shares in the global offering (including common shares represented by SDRs), at the initial public offering price of $18.55 per share, after deducting underwriting discounts and estimated offering expenses payable by us, our net tangible book value as of March 31, 2001 would have been $420.9 million, or $16.59 per share. This represents an immediate increase in net tangible book value of $0.15 per share to our existing shareholders and an immediate dilution in net tangible book value of $1.96 per share to new investors. The following table illustrates this per share dilution:

                                                                         Per
                                                                        Share
                                                                        ------
   Assumed initial public offering price per share..............        $18.55
     Net tangible book value per share as of March 31, 2001..... $16.44
     Increase in net tangible book value per share attributable
      to new investors..........................................   0.15
     Net tangible book value per share after the global
      offering..................................................         16.59
                                                                        ------
   Dilution in net tangible book value per share to new
    investors...................................................        $ 1.96
                                                                        ======

      The discussion and table above assume no exercise of share options. To the extent that any share options are granted and exercised, there will likely be further dilution to new investors. See "Management" for a description of our share option plans.

      The following table summarizes, as of March 31, 2001, the total number of shares purchased from us, the total consideration paid to us and the average price paid per share by our existing shareholders and by our new public investors in the offering at the assumed initial public offering price of $18.55 per share, before deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

                                                   Total
                          Shares Purchased     Consideration
                         ------------------ -------------------- Average Price
                           Number   Percent    Amount    Percent   Per Share
                         ---------- ------- ------------ ------- -------------
NOL..................... 18,626,544  73.4%  $289,829,025  69.8%     $15.56
New public investors....  6,750,000  26.6%   125,212,500  30.2%      18.55
                         ---------- ------  ------------ ------
  Total................. 25,376,544 100.0%  $415,041,525 100.0%
                         ========== ======  ============ ======

      If the underwriters' over-allotment option is exercised in full, after the global offering,

    .  NOL will hold approximately 70.6% of our outstanding common shares;
       and
    . the number of common shares held by new investors will increase to 7,762,500 common shares, or approximately 29.4% of our outstanding common shares.

                       SELECTED FINANCIAL AND OTHER DATA

      The following selected financial and other data should be read together with, and are qualified by reference to, our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are included elsewhere in this prospectus. The statement of operations and cash flow data for the years ended December 31, 1998, 1999 and 2000 and the balance sheet data at December 31, 1999 and 2000 have been derived from our audited financial statements, which have been prepared in U.S. dollars in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The statement of operations, cash flow and balance sheet data for the three months ended March 31, 2000 and March 31, 2001 are derived from unaudited financial information appearing elsewhere in this prospectus. The results for the three months ended March 31, 2001 are not necessarily indicative of the results that may be expected for the full year. We believe that this quarterly information includes all adjustments, consisting of normally recurring adjustments, that are necessary for a fair presentation of our financial position and results of operations for these periods. The statement of operations and cash flow data for the years ended December 31, 1996 and 1997 and the balance sheet data at December 31, 1996, 1997 and 1998 are derived from unaudited financial information not included in this prospectus.

      In preparation for this offering, NOL transferred its crude-oil tanker business to us as of December 29, 2000. Accordingly, our historical financial statements (except as at and for the three months ended March 31, 2001) have been prepared on an "as-if pooled" basis, under which our statements of operations and cash flows and our balance sheets presented for dates preceeding this transfer have been combined with those of the transferred crude-oil tanker business and include certain "carve-out" adjustments to reflect costs which were incurred by NOL on our behalf. The financial data presented here (except as at and for the three months ended March 31, 2001) reflect this method of presentation, which is described in more detail under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Basis of Presentation of our Financial Statements". The financial information reflected in the table below may not necessarily reflect what our results of operations, financial position and cash flows would have been if we had been a stand-alone entity during the periods presented.

                                                                              Three Months
                                                                                  Ended
                                    Year Ended December 31,                     March 31,
                          ------------------------------------------------  ------------------
                            1996      1997      1998      1999      2000      2000      2001
                          --------  --------  --------  --------  --------  --------  --------
                                 (in thousands, except per share and fleet data)
Statement of Operations
 Data:
Gross operating
 revenues...............  $118,206  $143,472  $157,019  $177,607  $271,986  $ 53,589  $ 73,590
Brokerage and
 commission.............     1,309     1,607     4,128     4,574     3,674       822     1,119
Vessel voyage expenses..    26,047    23,356    26,867    41,759    61,890    14,738    12,784
Vessel operating
 expenses...............    28,488    28,269    28,040    31,804    42,845    10,300    11,218
Charter-hire expenses...    24,035    21,255    37,246    56,451    60,401    14,350    14,014
Depreciation and
 amortization...........    23,375    28,396    30,093    27,537    28,593     7,054     7,974
General and
 administrative
 expenses...............     4,238     3,589     5,018     4,439     7,106     1,523     1,141
                          --------  --------  --------  --------  --------  --------  --------
Total operating
 expenses...............   107,492   106,472   131,392   166,564   204,509    48,787    48,250
Other operating income
 (expenses).............       (59)    1,498      (723)       50     3,832        18        47
                          --------  --------  --------  --------  --------  --------  --------
Operating income........    10,655    38,498    24,904    11,093    71,309     4,820    25,387
Equity in profit /
 (loss) of a joint
 venture................     1,373     1,658       (9)       119     1,568        22       388
Interest expense........   (13,509)  (22,787)  (16,366)  (14,562)  (16,711)   (4,150)   (3,366)
Interest income.........       950     1,188     2,930     3,648     4,561     1,344       751
Income tax..............       (69)      (73)     (103)     (103)     (136)      (23)      (44)
Minority interest.......       981       397        91       729     1,029       350       (16)
                          --------  --------  --------  --------  --------  --------  --------
Net income..............  $    381  $ 18,881  $ 11,447  $    924  $ 61,620  $  2,363  $ 23,100
                          ========  ========  ========  ========  ========  ========  ========
Per-Share Data:
Total outstanding
 shares, as adjusted
 (1)....................    18,627    18,627    18,627    18,627    18,627    18,627    18,627
Basic and diluted
 earnings per share, as
 adjusted...............  $   0.02  $   1.01  $   0.61  $   0.05  $   3.31  $   0.13  $   1.24
Balance Sheet Data (at
 period-end):
Cash and cash
 equivalents............  $ 23,171  $ 32,553  $ 64,171  $ 54,935  $ 62,205  $ 61,937  $ 50,789
Working capital.........   (88,708)   20,764    59,240    75,198    11,942    81,304    29,183
Total assets............   509,213   547,421   529,550   514,250   578,032   526,655   565,098
Long-term debt, net of
 current portion........   159,393   266,751   243,604   234,851   179,291   233,762   176,477
Total shareholders'
 equity.................   197,144   215,529   225,170   223,442   283,728   224,982   306,312

                                                                              Three Months Ended
                                   Year Ended December 31,                        March 31,
                         ----------------------------------------------  --------------------------------
                          1996     1997      1998      1999      2000     2000      2001
                         ------- --------  --------  --------  --------  -------  --------
                          (in thousands, except per share and fleet
                                            data)
Other Financial Data:
Net cash provided by
 operating activities...         $ 42,620  $ 30,145  $ 11,761  $ 81,843  $15,844  $ 45,122
Net cash provided by
 (used in) investing
 activities.............          (42,344)   33,702    10,535   (51,961)    (138)  (43,530)
Net cash provided by
 (used in) financing
 activities.............            9,106   (32,229)  (31,532)  (22,612)  (8,704)  (13,008)
EBITDA (2)..............           66,894    54,997    38,630    99,902   11,874    33,361
Net operating revenues
 (3)....................  90,850  118,509   126,024   131,274   206,422   38,029    59,687
Fleet Data:
Average number of
 tankers................      13       15        17        21        22       22        22(4)
Average fleet age (in
 years) (5).............     4.5      4.4       5.1       5.1       6.1      5.4       6.4
Average TCE (6)......... $21,032 $ 22,623  $ 20,412  $ 17,778  $ 27,207  $20,043  $ 32,341
Adjusted average TCE
 (7)....................  22,222   24,082    20,786    17,347    29,792   20,675    36,260
Average ship operating
 expenses per day (8)...   6,290    5,020     4,731     4,385     5,054    5,259     4,856
Average fleet
 utilization (9)........   98.2%    98.5%     97.5%     97.1%     96.8%    97.1%     97.6%

--------
(1) Total outstanding shares used in the calculation of earnings per share have been adjusted to reflect the issuance of 11,880,000 common shares after December 31, 2000.
(2) EBITDA represents net income before net interest expense, income tax expense, depreciation and amortization expense, equity in profit / (loss) of a joint venture and minority interest. EBITDA is included because these data are used by some investors to measure a company's financial performance. EBITDA is not recognized by U.S. GAAP and should not be considered as an alternative to net income or any other indicator of performance required by U.S. GAAP. Our EBITDA may not be comparable with that of other companies due to different ways companies define these terms.
(3) Net operating revenue is gross operating revenues less brokerage and commission and vessel voyage expenses.
(4)  Does not include two tankers acquired under time charter in May 2001.
(5) Average fleet age is unweighted and calculated at the end of each period for all tankers then owned, leased or time-chartered in.
(6) TCE, or time charter equivalent, rates are a measure of the average daily revenue performance of a tanker. We calculate average TCE rates by dividing net operating revenues of our fleet, including a vessel owned by a joint venture and vessels time chartered to third parties, by the number of days our vessels are available, which excludes days in dry-docking and under repair. This calculation differs from Clarkson's methodology, as explained below and under "Management's Discussion and Analysis of Financial Conditions and Results of Operations--TCE Rates".
(7) Adjusted average TCE rates are calculated, for comparison purposes, on the same basis as industry data published by Clarkson and exclude vessels time chartered to third parties. Clarkson's method does not subtract brokerage commissions from gross revenues and assumes 100% utilization.
(8) Average ship operating expenses per day consist of expenses relating to the operation of our tankers (other than vessel voyage expenses), including ship management expenses for crewing, normal maintenance and repair, and stores, insurance and spare parts.
(9) Average fleet utilization is the percentage of time that the tankers in our possession were producing revenue and is determined by dividing the number of days our tankers produced revenue by the number of days our tankers were available for revenue producing activities, which excludes days in dry-docking and under repair.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

      We are an international tanker company that owns or operates a fleet of 24 Aframax tankers in the Atlantic basin. Of our fleet of 24 Aframax tankers, 12 are owned by us or our subsidiaries and joint venture, eight are held and operated by us under bareboat charters and four are held under time charters. We have options to purchase seven of the eight bareboat-chartered vessels at commercially reasonable prices throughout the charter term. Of the 12 vessels that we, our subsidiaries and joint venture own directly, seven are subject to financing liens to banks. In addition to our 24 Aframax tankers, we have placed orders for five additional Aframax tankers and two VLCC tankers.


  Cyclicality and Seasonality

      The tanker industry has been highly cyclical, characterized by volatility in charter rates and vessel values resulting from changes in the supply of and demand for tanker capacity. From 1995 to 1997, tanker charter rates increased gradually. Tanker demand grew during this period while tanker supply remained unchanged, as the scrapping of older tankers offset newbuilding deliveries. In the latter part of 1997 and into 1998, orders for newbuildings increased significantly because of stronger charter rates and the expected scrapping of older tonnage. In 1999, the tanker charter market experienced a severe decline, as significant newbuilding deliveries from the excessive ordering of previous years coincided with oil production cuts led by OPEC countries. The depressed tanker charter rates encouraged many owners to scrap old and uneconomical tankers.

      During 2000, tanker spot charter rates sharply increased. The increase resulted from the relatively tight availability of tankers combined with increased oil production led by the OPEC countries. Oil production was increased due to refiners having drawn inventories in the previous year to mitigate the effects of supply cutbacks. Also, political pressures to ease oil prices led many producing countries to increase production and supply. At the same time, the size of the world tanker fleet had decreased due to increased scrapping of tankers in 1999 and the first half of 2000, and a substantial decrease in the supply of newbuilding tankers to the market from the prior year.

      During the first quarter of 2001, tanker spot charter rates remained strong. Although OPEC countries announced a cut-back in oil production, several non-OPEC countries increased production, contributing to significant differences in rates between different routes and to extremely high charter rates on certain routes. By May 2001, tanker TCE rates, as measured by the unadjusted Clarkson Aframax average for that month, had fallen to levels that were slightly below the unadjusted Clarkson Aframax average for 2000.

      Tanker charter markets have also historically exhibited seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere. As a result, our revenues have typically been strongest in the first and fourth quarters of each year.

  Basis of Presentation of Our Financial Statements

      Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP and are expressed in U.S. dollars. Prior to this offering, we were a wholly-owned subsidiary of NOL. In preparation for this offering, substantially all of the assets and liabilities relating to NOL's crude-oil tanker businesses were transferred to us on December 29, 2000. The tanker businesses transferred by NOL to us included seven Aframax tankers and NOL's 65% equity interest in two of its subsidiaries, Trilith Shipping Pte Ltd and Trilithon Shipping Pte Ltd.

      Since the transfer of NOL's tanker businesses is considered to be a transfer between entities under common control, our financial statements included in this prospectus (other than as at and for the three months ended March 31, 2001) have been prepared on an "as-if pooled" basis. Under this method of preparation, the balance sheets, statements of operations and cash flows of AET and the NOL crude-oil tanker businesses have been combined for all years and dates presented before the date of the transfer.

      Since AET and NOL's transferred crude-oil tanker businesses were owned and controlled by NOL, certain management and corporate overhead functions have historically been performed by NOL on behalf of AET and NOL's tanker businesses. Certain "carve-out" adjustments have been made to the historical financial information of AET and NOL's tanker businesses to allocate and reflect a cost of such services that we deem to be reasonable in the combined results of operations. These allocations relate to the estimated cost of (a) finance, accounting, legal and cash management and (b) payroll and employee benefits. These corporate overhead expenses were allocated based on the ratio of time spent by NOL personnel on matters involving our company compared with total time spent on the NOL group.

  Chartering of Tankers

      Tankers are chartered under one of three arrangements:

    . Bareboat charters involve hiring out or leasing out tankers for long-term periods. The charterer provides the crew and is responsible for the operating and voyage expenses.

    . Time charters involve hiring out tankers for medium to long-term periods. The tanker owner is paid on a per-day basis and is responsible for providing the crew and paying operating expenses. The charterer is responsible for paying the voyage expenses except for certain specific exceptions such as loss of time arising from breakdowns and routine maintenance.

    . Voyage charters are contracts in which the charterer pays us for the use of our ship's cargo space on a single or multiple-voyage basis. The tanker owner is responsible for paying both operating and voyage expenses.

      We charter tankers out to our customers under time charters and voyage charters. We charter tankers in under bareboat charters and time charters from unaffiliated third parties. On occasion, to meet customer requirements, we charter tankers in on a voyage basis.

  Revenues

      We earn gross operating revenues from our three different service offerings described below: lightering, voyage chartering and long-term time chartering. Gross operating revenues from voyage or lightering charters are recognized evenly over the period from a vessel's departure from its previous discharge point to its projected departure from its next discharge point. Gross operating revenues from time charters are recognized over the term of the contract based on the total contract amount.

      Net operating revenues are gross operating revenues less brokerage commission and vessel voyage expenses. Our mix of services minimizes the fluctuations of our revenues. Specifically, net operating revenues from voyage chartering are derived from market rates, which can be volatile. Rates on our long-term time charters are determined on a contractual basis and are not subject to the fluctuations of the spot market. Lightering contracts tend to yield higher revenues on a per-day basis but, because of the length of the contracts, lag slightly behind increases and decreases in the spot market. Our mix of these three services thus reduces our exposure to downturns and fluctuations in any one of our three service areas.

      Our revenues are affected by:

    .  the number of vessels which we own or operate;

    .  the utilization rates achieved on those vessels; and

    . the rates that we are able to charge for our services (analyzed by us in terms of time-charter equivalent, or TCE, rates).

      Rates are affected by the supply of available tankers, the level of oil production, petroleum demand in oil-consuming countries and other factors. We operated an average of 22 tankers in the three months ended March 31, 2001, 22 tankers in 2000, 21 tankers in 1999 and 17 tankers in 1998. We expect to add additional vessels to our fleet beginning in 2002, as discussed above. Our utilization rates have been relatively constant over the past several years, at 97.6% for the first quarter of 2001, 96.8% for 2000, 97.1% for 1999 and 97.5%
for 1998. Our adjusted average TCE rates for spot voyages, including a vessel owned by a joint venture and adjusted to industry benchmarks, realized were $36,260 per day for the first quarter of 2001, $29,792 per day in 2000, $17,347 per day in 1999 and $20,786 per day in 1998. The rates we charge for our services are subject to market fluctuations that vary among our three service offerings. Our exposure to these fluctuations is somewhat mitigated, since these three complementary services are exposed to market fluctuations to differing degrees.

  Operating Expenses

      Vessel voyage expenses. Vessel voyage expenses consist of expenses which specifically relate to a particular voyage such as fuel or bunkers, port charges, agent's expenses and other similar variable expenses.

      Vessel operating expenses. Vessel operating expenses consist principally of technical management fees and insurance. Technical management fees consist of fees paid to our technical manager, Neptune Shipmanagement, and cover expenses for crew, stores and repairs, maintenance expenses and a ship management fee. Most of these expenses, such as technical management fees, are fixed for each period and typically do not vary significantly from period to period. We incur fixed and variable vessel operating expenses on tankers that we (a) own and operate or (b) voyage-charter out. We incur fixed (but not variable) vessel operating expenses on tankers that we time-charter out. These expenses are directly influenced by the number of ships for which we cover the operating expenses, versus those for which a third-party charterer covers the operating expenses, and by the type of charter arrangement chosen. This mix can vary from year to year, depending on deployment of the tankers in response to market conditions and demand.

      Charter-hire expenses. Charter-hire expenses consists of payments made to the owners and/or operators of the vessels that we charter-in, both on a bareboat-charter and a time-charter basis. Charter-hire expense fluctuates primarily in relation to the number of vessels we charter-in per year, as well as to general market conditions.

      Depreciation and amortization. We depreciate our owned Aframax tankers on a straight-line basis, assuming a useful tanker life of 22 years, with a residual value calculated on the basis of scrap prices at market levels. Our assumption as to useful life takes into account increasingly stringent regulations governing tanker age and quality. We capitalize our dry-dock expenses and amortize their cost on a straight-line basis over a 2.5-year period, which is based on the average period for each vessel until the next dry-docking.

  Taxation

      For U.S. tax return reporting purposes, we take the position that we are entitled to a statutory exemption from U.S. federal income taxation on the income we derive from the voyages made by our vessels to or from the United States. We believe, in reliance on advice from our U.S. tax counsel, Cadwalader, Wickersham & Taft, and based on certain information and assumptions, that our position is correct. If, however, we were not entitled to the benefits of this statutory tax exemption, 50% of the gross shipping income derived by us from such voyages (without allowance for deductions) generally would be subject to a 4% U.S. federal income tax.

      The Internal Revenue Service, or IRS, issued proposed regulations in 2000, not yet in effect, that would exclude the income from our U.S. Gulf lightering operations from being treated as shipping income eligible for exemption from U.S. tax. If these regulations were finalized without change, it would appear from the proposed regulations that the IRS position is that the 4% tax would not apply and, instead, 100% of the income from such U.S. Gulf lightering operations would be subject to regular U.S. corporate tax rates (after allowance for deductions). In any such event, the applicable rate would be up to 35% (assuming a timely income tax return were filed). In addition, in any such event, an additional branch profits tax of 30% may be imposed on the after-tax profits not timely re-invested in our U.S. business and on certain interest allocable to these lightering operations. There is a risk that this IRS position would be sustained by the courts. In addition, there are certain circumstances under which our other shipping income would not qualify for exemption. Our taxation position is more fully described under "Taxation --
 U.S. Tax Considerations".

     If we and our non-U.S. subsidiaries had not been eligible for the exemption from U.S. tax in 2001, 2000, 1999 and 1998, a maximum of 50% of our gross revenues would have been subject to the 4% U.S. federal income tax as described above. However, our U.S. Gulf lightering income could be taxed at the higher tax rates set forth in the previous paragraph. In the three months ended March 31, 2001 and in 2000, 1999 and 1998, U.S. source income from lightering operations constituted approximately 23%, 19%, 25% and 20%, respectively, of our gross revenues.

  TCE Rates

     Consistent with industry practice, we use TCE rate calculations as a measure of analyzing fluctuations in net operating revenue between financial periods. TCE rates are generally calculated as (a) net operating revenues divided by (b) the number of days the tankers are available for operations. Net operating revenues are primarily a function of the tanker charter rates prevailing in the market and the type of charter, with charter rates being either determined by reference to spot-market prices or fixed in advance. Net operating revenues also vary with the expenses used in their calculation, which typically include port, canal and fuel costs and which differ for each particular trade route. These expenses are typically paid by us directly, although by contractual arrangement they can be paid by our ship management company and invoiced to us.

     Tanker owners generally base economic decisions regarding the deployment of vessels on anticipated TCE rates. In addition, TCE rates are widely used by industry analysts and other industry consultants as a measure of performance of tanker companies. We believe that our competitive strengths have resulted in TCE rates that are higher, on average, than averages indicated by industry data, because, we believe, TCE rates for our lightering business are generally higher than average TCE rates for the crude-oil tanker industry as a whole. This is due primarily to the specialized nature of lightering, which generally commands a premium to market rates. We believe that we also maintain high fleet utilization rates.

     We calculate the two components of TCE rates, net operating revenues and days available, as follows:

    . we calculate net operating revenues as gross operating revenues of our fleet, including a vessel owned by our joint venture, net of vessel voyage expenses (such as fuel costs and port charges) and brokerage and commissions, which are applicable to those vessels; and

    . we assume that each vessel is available for 365 days of the year (or for such lesser period that it is a part of our fleet), without subtracting days spent waiting or periods of weather delay, less the number of days spent out of service for drydocking or scheduled repairs.

     You should be aware that each vessel operator in the industry establishes its own method for calculating TCE rates. Thus, TCE rates are not easily comparable from company to company. In the "Summary" and "Business" sections of this prospectus, we adjust our TCE rates to compare with calculations of a leading benchmark indicator of TCE rates for Aframax tankers, provided by Clarkson. Our adjusted TCE rates are somewhat higher than the unadjusted rates we use in our financial presentations and discussions. These adjusted TCE-rate calculations do not include vessels time chartered-out to third parties. These adjusted TCE rates also reflect gross revenues prior to deduction of brokers' commissions and assume 100% utilization (exclusive of break-downs and unscheduled repairs), which make them more comparable to averages published by Clarkson. The Clarkson data we present were also adjusted one month forward, to account for the fact that Clarkson calculates TCE rates based on the date that chartering arrangements are entered into, and we calculate TCE rates based on the date of completion of each charter.

      The Clarkson data provide an indicator of average charter rates based on seven selected routes on the basis of certain standardized assumptions governing voyage costs and utilization. Thus, volatility in the rates achieved on the seven routes measured by Clarkson may result in fluctuations in the Clarkson Aframax average that are not reflected in our TCE rates. An example of this occurred in the first quarter of 2001 following an announcement by OPEC countries of a cut-back in oil production and an increase in production by several non-OPEC countries. As a result, there were significant differences in rates between different routes, and a sharp increase in rates affected several of the routes measured by Clarkson more than it affected the Caribbean routes on which most of our vessels operate.

Results of Operations

  Three Months Ended March 31, 2001 Compared with Three Months Ended March 31, 2000

      Gross operating revenues. Gross operating revenues increased 37.3% to $73.6 million in the three months ended March 31, 2001 from $53.6 million in the three months ended March 31, 2000. The increase was primarily due to more favorable market conditions which was only partially offset by the effect of 123 fewer revenue-producing days for the entire fleet, as a result of the scheduled drydockings of four vessels during the three months ended March 31, 2001, while there were no vessels drydocked in the comparable period of 2000.

      For the three months ended March 31, 2001, 81.4% of our gross operating revenues were attributable to customers domiciled in the Americas, 18.1% to customers domiciled in Europe and 0.5% to customers domiciled in other regions. For the three months ended March 31, 2000, 83.2% of our gross operating revenues were attributable to customers domiciled in the Americas and 16.8% to customers domiciled in Europe.

      Brokerage and commission. Brokerage and commission expenses were $1.1 million or 1.5% of gross operating revenues in the three months ended March 31, 2001, and $0.8 million or 1.5% of gross operating revenues in the three months ended March 31, 2000. We consider these rates to be within shipping-industry standards.

      Vessel voyage expenses. Vessel voyage expenses decreased 13.3% to $12.8 million in the three months ended March 31, 2001 from $14.7 million in the three months ended March 31, 2000. The decrease was primarily due to lower port and related charges due to 123 fewer voyage days for the entire fleet as described above.

      Vessel operating expenses. Vessel operating expenses increased 8.9% to $11.2 million in the three months ended March 31, 2001 from $10.3 million in the three months ended March 31, 2000. Vessel operating expenses consist principally of crewing expenses, normal maintenance and repair costs and insurance expenses. The increase was primarily due to normal inflationary increases in shipmanagement fees, as well as one-time preventive maintenance expenses on one of our vessels during the three-month period in 2001, partially offset by lower insurance expenses.

      Charter-hire expenses. Charter-hire expenses decreased 2.3% to $14.0 million in the three months ended March 31, 2001 from $14.4 million in the three months ended March 31, 2000. The decrease in charter-hire expenses during the three months ended March 31, 2001 reflected the purchase of two vessels at the end of 2000 that had been bareboat chartered in the three months ended March 31, 2000. This decrease was largely offset by higher costs incurred in chartering vessels to cover contractual requirements, stemming from generally higher market rates in the 2001 period, as well as somewhat higher charter hire rates for several of our vessels, resulting from contractual rate increases in the three months ended March 31, 2001 compared to the corresponding period in 2000.

      Depreciation and amortization. Depreciation and amortization increased 13.0% to $8.0 million in the three months ended March 31, 2001 from $7.1 million in the three months ended March 31, 2000. The increase was primarily due to higher depreciation expense resulting from the purchase at year-end 2000 of two vessels that we previously held on long-term bareboat charter. Also, drydocking expenses were slightly higher in the 2001 period.

      General and administrative expenses. General and administrative expenses decreased 25.1% to $1.1 million in the three months ended March 31, 2001 from $1.5 million in the three months ended March 31, 2000. This decrease is principally due to a lower allocation of NOL corporate overhead expense in the three months ended March 31, 2001.

      Other operating income (expenses). Other operating income was virtually nil in both periods.

      Equity in profit/(loss) of a joint venture. Our share of the results of our joint venture Crystal was a profit of $0.4 million for the three months ended March 31, 2001 compared with a much smaller profit for the three months ended March 31, 2000. Our increased profits from Crystal during the three months ended March 31, 2001 resulted from substantially improved market conditions, which were partially offset by 29 fewer revenue producing days in the three months ended March 31, 2001 due to a scheduled drydocking for the vessel owned by Crystal.

      Interest expenses. Interest expenses decreased 18.9% to $3.4 million in the three months ended March 31, 2001 from $4.2 million in the three months ended March 31, 2000. These expenses are principally the interest charges associated with our long-term debt. The decrease in the three months ended March 31, 2001 is primarily due to lower debt balances.

      Interest income. Interest income decreased 44.1% to $0.8 million in the three months ended March 31, 2001 from $1.3 million in the three months ended March 31, 2000. The decrease in interest income during the three months ended March 31, 2001 was principally due to lower balances of cash and cash equivalents during the three months ended March 31, 2001 compared with the three months ended March 31, 2000. The lower balances were due to vessel acquisitions and debt reduction payments in the 2001 period.

      Income Tax. A nominal expense was recorded under income tax for the three months ended March 31, 2001 and March 31, 2000, respectively.

      Net income. Net income increased significantly to $23.1 million in the three months ended March 31, 2001 from $2.4 million in the three months ended March 31, 2000.

      TCE rates. We measure our performance and make most commercial business decisions on the basis of our TCE rates. TCE rates are a measure we use to evaluate the rates we are able to achieve in the tanker market. TCE rates are not a measure of financial performance, although we believe they are an important component of the explanation of our financial results.

      Our adjusted average TCE rates, calculated to reflect spot voyages, including by a vessel owned by a joint venture, and adjusted to industry benchmarks increased to approximately $36,260 per day in the three months ended March 31, 2001 from approximately $20,675 per day in the three months ended March 31, 2000. The increase in TCE rates is principally due to more favorable market conditions in the three months ended March 31, 2001 compared with the corresponding period of 2000, resulting from increased average daily OPEC oil production, which was approximately 1.9 million barrels per day higher in the three months ended March 31, 2001 than the corresponding period of 2000 and the slowdown of newbuilding vessels being delivered. However, scrapping of older vessels was also lower in the 2001 period.

      Our TCE rates were significantly lower than the Clarkson Aframax average rates in the three months ended March 31, 2001, primarily due to many of our fixed-rate lightering contracts being renegotiated at higher rates only during the first quarter of 2001. In addition, the volatile and sharply higher charter rates during the quarter affected certain routes measured by Clarkson more than the Caribbean routes on which most of our vessels operate.

  Year Ended December 31, 2000 Compared with Year Ended December 31, 1999

      Gross operating revenues. Gross operating revenues increased 53.1% to $272.0 million in 2000 from $177.6 million in 1999. The increase was due primarily to a general increase in industry freight rates in 2000 compared with 1999 resulting from an increase in oil production from OPEC combined with a decrease in the number of older tankers and newbuilding deliveries of Aframax vessels. During 1999, OPEC countries cut back on oil production and at the same time a relatively large number of newbuilding Aframax tankers were delivered in the market. In addition, our revenue producing days in 2000 increased by 3.2% or by 241 days.

      In 2000, 73.7% of our gross operating revenues were attributable to customers domiciled in the Americas, 24.9% to customers domiciled in Europe and 1.4% to customers domiciled in other regions. In 1999, 84.9% of our gross operating revenues were attributable to customers domiciled in the Americas, 11.1% to customers domiciled in Europe and 4.0% to customers domiciled in other regions.

      Brokerage and commission. Brokerage and commission expenses decreased to $3.7 million or 1.4% of gross operating revenues in 2000 from $4.6 million or 2.6% of gross revenues in 1999. We consider these rates to be within shipping-industry standards.

      Vessel Voyage Expenses. Vessel voyage expenses increased 48.2% to $61.9 million in 2000 from $41.8 million in 1999. The increase was primarily due to higher fuel prices which increased by 40.5% for fuel purchased in 2000 compared with 1999, as well as higher port related charges due to more voyage days and an increase in the per voyage port expenses.

      Vessel operating expenses. Vessel operating expenses increased 34.7% to $42.8 million in 2000 from $31.8 million in 1999. Vessel operating expenses consist principally of shipmanagement fees, which accounted for 65.2% in 2000; insurance expenses, which accounted for 17.1% in 2000 and normal maintenance, repair and other costs, which accounted for 11.5% in 2000. The increase was primarily due to the full-year effect in 2000 of three newbuilding vessels that were delivered on a staggered basis during 1999, as well as the full-year effect in 2000 of operating our lightering support vessels as owners, whereas in 1999 we time-chartered the vessels from a third party for a large part of the year. This accounted for 1,092 days on hire in 2000 and 726 days on hire in 1999. Less significantly, our insurance premiums increased on a per-ship basis due to market conditions, and we incurred a one-time preventive maintenance expense on two of our vessels.

      Charter-hire expenses. Charter-hire expenses increased 7.0% to $60.4 million in 2000 from $56.5 million in 1999. The increase in charter-hire expenses during 2000 principally reflected the full year effect in 2000 of three bareboat charters that began on a staggered basis during 1999. This accounted for 1,092 days on hire in 2000 and 726 days on hire in 1999.

      Depreciation and amortization. Depreciation and amortization increased 3.8% to $28.6 million in 2000 from $27.5 million in 1999. Depreciation between these two periods remained roughly constant because the average number of tankers that are capitalized did not increase, and the increase is primarily due to the costs, which we amortize, of dry-docking four vessels during 2000 compared with two during 1999.

      General and administrative expenses. General and administrative expenses increased 60.1% to $7.1 million in 2000 from $4.4 million in 1999. This increase is principally due to an increase in staff compensation costs in 2000, due to a $0.8 million provision for bonus payments in 2000, slightly higher staff levels and slightly higher salaries amounting to $0.3 million; a provision of $0.7 million for non-recurring professional fees and $0.6 million higher expenses due to the growth of our business.

      Other operating income (expenses). Other income increased to $3.8 million in 2000 from virtually nil in 1999. This income in 2000 consists largely of a $4.8 million gain from the sale of two contracts for the delivery of newbuilding vessels to a third party, partially offset by a provision of $1.0 million for a non-recurring expense, which we currently expect to be covered by payments made under our insurance policy.

      Equity in profit / (loss) of a joint venture. Our share of the results of our joint venture Crystal, which has not been consolidated, was a profit of $1.6 million for 2000 compared with a profit of $0.1 million for 1999. Our increased profits from Crystal during 2000 resulted from the more favorable market conditions described above.

      Interest expense. Interest expense increased 14.8% to $16.7 million in 2000 from $14.6 million in 1999. These expenses are principally the interest charges associated with our long-term debt. The increase in 2000 is due to the average interest rates that increased by 1.3%, which were partially offset by lower average debt balances, which decreased by $16.6 million.

      Interest income. Interest income increased 25.0% to $4.6 million in 2000 from $3.6 million in 1999. The increase in interest income during 2000 is principally due to higher average interest rates and higher average interest-bearing balances during the year compared with 1999.

      Income tax. An expense of $0.1 million was recorded under income tax for each of 2000 and 1999. Although no income tax was paid in 2000 or 1999, we made a provision for taxation that could become due arising from the transfer pricing mechanisms used with respect to U.S. subsidiaries.

      Net income. Net income increased to $61.6 million in 2000 from $0.9 million in 1999 for the reasons discussed above.

      TCE Rates. Our adjusted average TCE rates, calculated to reflect spot voyages, including by a vessel owned by a joint venture, and adjusted to reflect industry benchmarks, increased 71.7% to $29,792 per day in 2000 from $17,347 per day in 1999. The increase was due to a general increase in industry freight rates in 2000 compared with 1999 combined with a decrease in the number of older tankers and newbuilding deliveries of Aframax vessels. In contrast, during 1999, OPEC countries cut back on oil production and, at the same time, a relatively large number of newbuilding Aframax tankers were delivered in the market, resulting in a decline in industry freight rates. TCE rates are not a measure of financial performance, although we believe they are an important component of the explanation of our financial results.

  Year Ended December 31, 1999 Compared with Year Ended December 31, 1998

      Gross operating revenues. Gross operating revenues increased 13.1% to $177.6 million in 1999 from $157.0 million in 1998. The increase was primarily due to a 21.0% or 1,316 day increase in revenue producing days resulting from the dates on which we received newbuilding vessels, as two vessels were delivered in the last quarter of 1998 and three additional vessels were delivered in 1999. The increase was in spite of less favorable market conditions principally due to OPEC-led oil production cuts and an increase in the supply of newbuilding vessels to the market in 1999.

      In 1998, 86.5% of our gross operating revenues were attributable to customers domiciled in the Americas, 10.5% to customers domiciled in Europe and 3.0% to customers domiciled in other regions.

      Brokerage and commission. Brokerage and commission expenses increased to $4.6 million or 2.6% of gross operating revenues in 1999 from $4.1 million or 2.6% of gross revenues in 1998.

      Vessel Voyage Expenses. Vessel voyage expenses increased 55.4% to $41.8 million in 1999 from $26.9 million in 1998. The increase was primarily due to higher fuel expenses related to 1,316 more voyage days stemming from the timing of newbuilding deliveries and higher prices for fuel which led to an increase of 40.4% for fuel purchased in 1999 compared with 1998. Also, port related expenses increased primarily due to the increase in voyage days.

      Vessel operating expenses. Vessel operating expenses increased 13.4% to $31.8 million in 1999 from $28.0 million in 1998. This increase is primarily due to the delivery of three additional newbuilding vessels in 1999 and the full year effect of two newbuilding deliveries received at various times during the year in 1998. These three ships accounted for 1,456 days on hire in 1999 and 172 days on hire in 1998.

      Charter-hire expenses. Charter-hire expenses increased 51.6% to $56.5 million in 1999 from $37.2 million in 1998. This increase is due to the delivery of three newbuilding vessels in 1999 and the full-year effect in 1999 of the delivery of two newbuilding vessels in 1998. All of these newbuilding vessels are bareboat-chartered in from third parties. In addition, two vessels were time-chartered at different times during the year in 1998. In 1999, they were time-chartered for the full year. These newbuilding and time-chartered vessels accounted for 2,186 days on hire in 1999 and 663 days on hire in 1998.

      Depreciation and amortization. Depreciation and amortization decreased 8.5% to $27.5 million in 1999 from $30.1 million in 1998. This decrease was primarily due to lower depreciation expense of $1.5 million due to the sale of two vessels and a decrease of $1.5 million in amortization of drydocking costs due to the sale of one of those vessels.

      General and administrative expenses. General and administrative expenses decreased 11.5% to $4.4 million in 1999 from $5.0 million in 1998. The decrease was a result of a $0.6 million lower allocation to AET of NOL group overhead expenses in 1999.

      Other operating income (expenses). Other loss decreased to virtually nil in 1999 from a loss of $0.7 million in 1998. The loss in 1998 consists substantially of a one-time loss from an asset disposal.

      Equity in profit / (loss) of a joint venture. Our share of the results of Crystal increased to $0.1 million in 1999 from a slight loss in 1998.

      Interest expenses. Interest expenses decreased 11.0% to $14.6 million in 1999 from $16.4 million in 1998. These expenses are the interest charges associated with our long-term debt. The decrease in 1999 is due to $32.0 million lower average debt balances in 1999.

      Interest income. Interest income increased 24.5% to $3.6 million in 1999 from $2.9 million in 1998. The increase in interest income is principally due to an increased level of interest-bearing balances during 1999.

      Income tax. An expense of $0.1 million was recorded under income tax for each of 1999 and 1998. Although no income tax was paid in 1999 or 1998, this expense reflects the provision described above that we made with respect to U.S. subsidiaries.

      Net income. Net income decreased to $0.9 million in 1999 from $11.4 million in 1998 for the reasons discussed above.

      TCE Rates. Our adjusted average TCE rates, calculated to reflect spot voyages, including by a vessel owned by a joint venture, and adjusted to reflect industry benchmarks, decreased 16.5% to $17,347 per day in 1999 from $20,786 per day in 1998. The decrease in our TCE rates was principally due to OPEC-led oil-production cuts and an increase in the supply of newbuilding vessels to the market in 1999, thereby depressing industry freight rates. TCE rates are not a measure of financial performance, although we believe they are an important component of the explanation of our financial results.

Liquidity and Capital Resources

  Cash Flows for the Three Months Ended March 31, 2001 and 2000 and the Years Ended December 31, 2000, 1999 and 1998

      The following table summarizes our cash-flow activity during the three months ended March 31, 2001 and 2000 and the years ended December 31, 1998, 1999 and 2000:

                                    Year Ended December       Three Months
                                            31,             Ended March 31,
                                    ----------------------  -----------------
                                     1998    1999    2000    2000      2001
                                    ------  ------  ------  -------  --------
                                                (in millions)
Net cash provided by operating
 activities........................ $ 30.1  $ 11.8  $ 81.8  $  15.8  $   45.1
Net cash provided by (used in)
 investing activities..............   33.7    10.5   (52.0)    (0.1)    (43.5)
Net cash provided by (used in)
 financing activities..............  (32.2)  (31.5)  (22.6)    (8.7)    (13.0)
Cash and cash equivalents, end of
 year..............................   64.2    54.9    62.2     61.9      50.8

      Cash flow from operating activities. Our cash flow from operations was $45.1 million in the three months ended March 31, 2001 and $15.8 million in the three months ended March 31, 2000. Our cash flow from operations equaled $81.8 million in 2000, $11.8 million in 1999 and $30.1 million in 1998. These fluctuations in cash flow from operations reflect changes in our net income arising from general changes in market conditions as described above.

      Cash flow from investing activities. In the three months ended March 31, 2001, our net cash used in investing activities was $43.5 million compared to $0.1 million in the three months ended March 31, 2000. In January and February 2001, we paid for the purchase of two Aframax vessels previously held by us under bareboat charters and made installment payments on two Aframax new buildings. In 2000, our net cash used in investing activities was $52.0 million, compared with net cash provided by investing activities of $10.5 million in 1999 and $33.7 million in 1998. In 2000, this negative figure reflects down-payments on vessel purchases, partially offset by proceeds from vessel disposals. In 1998, the positive figure reflects principally cash received from the sale of a vessel.

      Cash flow from financing activities. Net cash used in financing activities was $13.0 million in the three months ended March 31, 2001 and $8.7 million in the three months ended March 31, 2000. Net cash used in financing activities was $22.6 million in 2000, $31.5 million in 1999 and $32.2 million in 1998. The crude-oil tanker business consisting of the seven Aframax tankers which were transferred by NOL to us on December 29, 2000 has historically relied on NOL to provide financing. Changes in cash flows from financing activities principally reflect fluctuations in the advances to and from NOL in relation to the financings of this business, and the repayment of long-term debt to third parties. Fluctuations in advances to and from NOL in relation to the crude-oil tanker business of the seven Aframax tankers reflect the operational performance of this business.

  Anticipated Expenditures

      We require funds or financing principally for the purchase of additional vessels, payment of vessel operating expenses, debt service, charter hire expenses, drydocking, brokerage commissions and payment of other management and operating expenses. Depending on prevailing market conditions, we anticipate expenditure of approximately $600 million to purchase additional vessels over the next three years, including the two VLCC and five Aframax tankers already contracted for. In addition, we had long-term indebtedness of approximately $176.5 million at March 31, 2001, and we expect to incur at least an additional $154.0 million of indebtedness in connection with the purchase of the two VLCC tankers and two of the Aframax tankers.

      We have entered into commitments for the purchase of the two new VLCC tankers and five new Aframax tankers that will require us to make additional payments of $49.5 million in 2001, $104.5 million in 2002 and $120.6 million in 2003. In addition, we intend to spend approximately $260 million over the next three years for the purchase of additional tankers of five years of age or less.


      The following table summarizes our profile of indebtedness as at March 31, 2001:

                      Long-Term Debt as at March 31, 2001

 Outstanding
     Loan
  Amount (1)    Currency  Final Maturity    Amortization    Interest Type
 -----------    -------- ----------------- -------------- ------------------
 (in millions
 of dollars)
    $127.5      Dollars  December 30, 2006 Semiannual (2) SIBOR + 0.625% (3)
      29.6      Yen (4)  March 31, 2003    None           LIBOR + 0.35%
      26.0      Dollars  March 29, 2003    None           LIBOR + 0.375%
    ------
    $183.1 (5)
    ======

--------
(1) Includes current portion of long-term debt.
(2) In 11 equal installments of $3.3 million semi-annually commencing June 30, 2001 and a final 12th installment of the outstanding balance on December 30, 2006.
(3) SIBOR is the Singapore inter-bank offered rate.
(4) Our exposure to currency risk is hedged by a currency swap in the full principal amount.
(5) This amount does not include the outstanding $4.2 million loan of our joint venture, Crystal, the results of which have not been consolidated into our results.

      Our outstanding loan of $127.5 million is secured by a lien on four of our tankers, and each of the other two loans is secured by a lien on one of our tankers. None of these loan agreements contains any financial or other covenants that would materially restrict our operations. See note 8 to the financial statements for a more detailed description of these loans.

      On February 21, 2001, we secured commitments under a bank facility for an aggregate of $54.0 million in loans, to be disbursed in 2003 for the financing of amounts due on two Aframax tanker new buildings to be delivered in that year. These loans are denominated in U.S. dollars, and interest accrues at LIBOR plus a margin. These loans are repayable in 32 quarterly installments each consisting of 1/48 of the aggregate principal amount of the loans, with the outstanding amount to be paid in the final installment. Neither of these loan agreements contains any financial or other covenants that would materially restrict our operations. We are currently negotiating similar arrangements with respect to the additional two Aframax newbuildings on order.

      On May 29, 2001, we entered into an unguaranteed loan of $100 million divided into two advances of $50 million each, from Danish Ship Finance, to be disbursed in 2002 for the financing of amounts due on the two new VLCC tankers to be delivered in that year. The advances are to be secured by the two tankers. Interest on these loans is calculated as LIBOR plus a margin. These loans are to be repayable in 24 semi-annual payments comprising 23 installments of $1.67 million commencing June 1, 2002 and December 1, 2002 respectively and a final payment of $10 million on the 24th installment payment date. Material terms of this loan agreement include covenants to repay indebtedness as needed so that the aggregate market value of the two VLCCs does not fall below 115% of the outstanding principal amount of the loan and to repay all outstanding indebtedness if there is a change of ownership of the vessels or the borrower without the prior written consent of the lenders. We do not currently expect that any additional covenants to be contained in these loan agreements will materially restrict our operations.


      We hold 12 of our vessels under charter. Our scheduled charter payments over the next three years equal $58.1 million for 2001, $66.8 million for 2002 and $56.8 million for 2003. These amounts are payable in U.S. dollars.

  Anticipated Sources of Funds

      Since our formation, our principal sources of funds have been equity contributions from our parent company NOL, cash flow from operations, borrowings from banks and supplier credits. We expect that, going forward, we will finance acquisitions of new vessels with a combination of the proceeds of the global offering, bank borrowings and operating cash flows. We expect that our other cash requirements will be met through operating cash flows.

      We do not currently have in place any bank lines of credit or other pre-arranged sources of liquidity. We believe that, for at least the next two years, our cash flows from operations, proceeds from the global offering, access to bank financing and other sources of liquidity will be adequate to meet all of our anticipated obligations and capital-expenditure requirements. However, if our obligations and capital expenditure requirements are in excess of anticipated levels, or if our cash flows from operations are lower than anticipated, we may be required to seek additional equity or debt financing.

Quantitative and Qualitative Disclosures About Market Risk

      We are exposed to various market risks, including changes in market prices of financial instruments and including interest rates and foreign-exchange rates. Our primary market risk exposures relate to interest rate movements on borrowings and exchange rate movements on foreign currency denominated borrowings and operating expenses.

      Historically, NOL has managed our exposure to these risks on a group-wide basis. NOL uses derivative financial instruments, including cross-currency and interest-rate swaps, to limit foreign-currency exchange-rate and interest-rate exposures. Since the counterparties to these contractual arrangements are limited to major financial institutions, our exposure to credit losses in the event of non-performance by these counterparties is limited. We have not experienced non-performance by counterparties to these contracts. We do not and do not intend to use derivative financial instruments for trading purposes.

      After the completion of the global offering, we intend to manage our interest-rate and foreign-currency exchange-rate exposure independently from NOL, using a similar mix of derivative financial instruments.

      The following discussion and analysis, which constitute "forward-looking statements" that involve risk and uncertainties, summarize our market-sensitive financial instruments. We have estimated our exposure to market risk by using a sensitivity analysis based on projected changes in earnings, assuming a 10% hypothetical adverse change in market rates. The results of the sensitivity analysis are summarized below. Actual changes in interest rates or market prices may differ from the hypothetical change. This discussion addresses market risk only and does not address other risks that we face in the normal course of business, including country risk, credit risk and legal risk.

  Interest-Rate Risk

      Our interest-rate risk is primarily associated with the debt used to finance purchases of vessels. NOL manages interest-rate risk on a group-wide basis with a combination of fixed and floating-rate instruments designed to balance the fixed and floating interest rates. We have entered into interest-rate swaps to adjust interest-rate risk exposures when appropriate, based on market conditions. The differential paid or received under interest-rate swap agreements is accrued as interest rates change and is recognized as an adjustment to interest expense. Premiums and receipts, if any, are recognized as adjustments to interest expense over the lives of the individual contracts.

      Assuming a 10% increase in the interest rates related to the loans outstanding at December 31, 2000, and assuming that rate and the outstanding loan balances remain unchanged throughout the year, the corresponding increase in interest on loans would decrease earnings by $1.6 million.

      We also have five operating leases that include a variable component tied to LIBOR rates. Assuming a 10% increase in LIBOR rates at December 31, 2000, and assuming that rate and the lease obligations remain unchanged throughout the year, the corresponding increase in lease rates would decrease earnings for 2001 by $1.2 million.

  Foreign-Currency Exchange-Rate Risk

      Our functional currency is the U.S. dollar. Our foreign currency transactions are accounted for at the exchange rate prevailing at the date of the transactions. During the year ended December 31, 2000 and the three months ended March 31, 2001, virtually all of our revenues were U.S. dollar denominated. Since foreign currency-denominated operating expenses represent a relatively small portion of our total operating expenses, and given our flexibility to shift our purchase of goods and services from one country to another and, thus, from one currency to another on relatively short notice, we do not expect a significant change in foreign-currency exchange rates relative to the U.S. dollar to have a material impact on our operating results. Foreign currency transaction exposure has not materially affected us in the past.

      We also have debt denominated in Japanese yen, the foreign currency exchange rate exposure on which is hedged by a cross-currency interest-rate swap contract in the full principal amount of the loan.

Recent Accounting Developments

      In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative's fair market value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting treatment for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

      In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133". SFAS 137 amends SFAS 133 and defers the effective date of SFAS 133 to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS 138, which addresses a number of issues relating to difficulties in implementing SFAS 133. These standards will be applicable to us for the year ended December 31, 2001.

      We have adopted SFAS 133, 137 and 138 as of January 1, 2001. The adoption of these statements did not have a material effect on our current financial position or results of operations, and we do not expect that it will have a material effect on our future financial position or results of operations.

                                    INDUSTRY

      The information in this section should be read in conjunction with the section of this prospectus entitled "Summary -- Important Assumptions Used in this Prospectus".

Overview

      Our industry is the seaborne transportation of petroleum, primarily crude oil. The market for seaborne oil transportation is serviced by two main types of operators: captive fleets of major oil companies and independent tanker fleets. According to Clarkson data, as of February 1, 2001, the oil companies own, or control through long-term time-charters, less than 26% of the current world tanker capacity. A large number of independent companies own or control the balance of the fleet. Historically, the industry has been highly fragmented. Recently, however, there has been some consolidation within the industry through mergers, acquisitions and joint marketing arrangements among tanker owners. According to Clarkson, as of February 1, 2001, there were approximately 559 tanker owners, with a world fleet of approximately 3,422 tankers, or 295.9 million deadweight tons. The ten largest owners accounted for 24.9% of the world tanker fleet including combined carriers, at that date, according to Clarkson, compared with 18.6% at December 31, 1996.

      In the past decade, there has been an increased focus in the United States and Europe on the environmental safety of tankers. This is largely due to the occurrence of several high-profile oil spills, including the Exxon Valdez in Prince William Sound, Alaska in 1989, the Erika off the coast of France in 1999 and the Jessica near the environmentally sensitive Galapagos Islands in January 2001, as well as to a generally greater awareness of environmental issues worldwide. This increased focus has led to regulations in the United States, such as the Oil Pollution Act of 1990, or OPA 90, that requires tankers entering U.S. waters, including the exclusive economic zone, to be exclusively double-hulled by January 1, 2015. In response to the Erika incident, even more stringent regulations are expected to be adopted in the United States and Europe this year, following the promulgation of new regulations by the International Maritime Organization, or IMO.

      The proposed IMO guidelines adopted by the IMO's Marine Environment Protection Committee in April 2001, if accepted by the IMO, would require the phasing out of most non double-hulled tankers built prior to 1982 by the end of 2007. Based upon Clarkson's data, as of February 1, 2001, 92.4 million dwt of non double-hulled tonnage, or approximately 31% of the world tanker fleet, was built in 1981 or earlier. We believe that the greater environmental awareness and the proposed regulations will provide a significant advantage to fleets that include a greater number of younger, double-hulled vessels, especially in the U.S. and European markets. First, oil companies and traders in these markets will come under increased pressure to rely exclusively on double-hulled tankers. Second, we believe that the replacement of older, single-hulled tankers may limit the capacity growth of the tanker companies that operate these tankers. Third, we believe that the pressure of regulatory deadlines may increase the price of double-hulled tankers.

      The seaborne oil transportation industry has been affected by consolidation in the past several years within the oil industry. Recent mergers include: (a) BP and Amoco in early 1999, (b) Exxon and Mobil in late 1999, (c) Total Fina and Elf Aquitaine in the first quarter of 2000 and (d) BP Amoco and ARCO in the second quarter of 2000. Large oil companies that have announced mergers include (a) Chevron and Texaco and (b) Philips Petroleum and TOSCO. Consolidation has resulted in increased competition among tanker operators to establish and maintain strong customer relationships to attract and retain market share within target markets. We believe that tanker companies having larger and higher quality fleets and superior service will be best positioned to respond to these competitive pressures.

The World Tanker Fleet

      The world tanker fleet is generally divided into the following types of tankers, based on deadweight tons, or dwt, a measure of tanker carrying capacity:

    .  Ultra Large Crude Carriers, or ULCCs, of 320,000 dwt or more;

    .  Very Large Crude Carriers, or VLCCs, of 200,000 to 320,000 dwt;

    .  Suezmax tankers of 120,000 to 200,000 dwt;

    .  Aframax tankers of 80,000 to 120,000 dwt; and

    . Smaller tankers (such as Panamax and Handysize) of 10,000 to 80,000 dwt.

      In order to benefit from economies of scale, tanker charterers transporting crude oil will typically charter the largest tanker available in the market that is appropriate for the intended journey. Factors considered include charterers' preference to use larger tankers for longer-haul trades and smaller tankers for medium to short-haul trades, port and canal size restrictions and cargo sizes.

      The map below shows the pattern of seaborne crude oil transportation in 1999.

                                     [MAP]

Map showing pattern of seaborne crude oil transportation in 1999. Principal export regions are the Arabian Gulf, the Caribbean and North Africa. Principal import regions are North America, Europe and the Far East.


      In addition to tankers that carry only oil, the tanker fleet includes oil/bulk/ore carriers, or O/B/Os, which are combination carriers of various sizes that are capable of carrying either crude oil or dry bulk cargoes. Unless otherwise stated, all fleet information in this prospectus exclude O/B/Os.

      ULCC and VLCC. ULCCs and VLCCs typically transport crude oil in long-haul trades, mainly from the Arabian Gulf to Western Europe and the United States via the Cape of Good Hope and from the Arabian Gulf to Asia. More recently, VLCCs have been used to transport crude oil from West Africa to the United States and Europe. As of February 2001, the combined cargo capacity of ULCCs and VLCCs accounted for an aggregate of 129.3 million dwt and represented approximately 44% of world oil tanker cargo capacity. While the ULCC and VLCC market differs from the markets for smaller tankers, ULCCs and VLCCs influence the tanker charter market in general because of their cargo-carrying and long-haul capabilities. According to Clarkson, ownership of the VLCC fleet is concentrated in the hands of relatively few entities, with eight owners accounting for approximately 43% of the fleet. Approximately 55% of the VLCC fleet is less than 10 years old, and approximately one-third of the current fleet is both built in 1981 or earlier and non-double-hulled. The proposed IMO guidelines, as of May 1, 2001, would require the phasing out of most non-double-hulled tankers built prior to 1982 by end of 2007.

  Suezmax

      Like VLCCs, Suezmax tankers engage in, and realize economies of scale on, long-haul crude oil trades as well as medium-haul crude oil trades, such as from West Africa and the North Sea to the east coast of the United States. Due to an increasing number of ports becoming capable of handling Suezmax tankers, additional routes have also opened up in recent years in North and South America, North Africa, the Black Sea and the Mediterranean region, which may displace a portion of the traditional Aframax tanker business from those routes. Additionally, upon the opening of the Caspian Sea pipelines and the subsequent increase in Black Sea exports, it is expected that Suezmax tankers may experience significant growth in demand as VLCCs are too large to navigate the Bosphorus Straits which give access to the area. One of the primary markets for Suezmax tankers is the North Sea. As of February 1, 2001, data compiled by Clarkson showed that Suezmax tankers accounted for an aggregate of 41.2 million dwt, or approximately 14% of world oil tanker cargo capacity. As of February 1, 2001, 29% of the world Suezmax fleet was 20 years of age or older. Due in part to increasingly stringent environmental regulation, the average age of Suezmax tankers calling on North Sea ports has decreased.

  Aframax

      Aframax tankers serve different trade routes than the larger classes of tanker and generally engage in both medium and short-haul trades carrying crude oil. The shallower draft and shorter length of these tankers enable them to enter a greater number of ports than the larger tankers, which makes Aframax tankers well suited for lightering operations. Aframax tankers can carry a variety of cargoes and are large enough to allow them to benefit from economies of scale in some regional markets. Data compiled by Clarkson showed that, as of February 1, 2001, there were 530 Aframax tankers in the world tanker fleet, accounting for an aggregate of 51.0 million dwt, or approximately 17% of world oil tanker cargo capacity. According to Clarkson, over the past five years, the size of the world Aframax fleet increased from approximately 43 million dwt to approximately 51 million dwt. As of February 1, 2001, approximately 20% of the world Aframax fleet was 20 years of age or older. The chart below shows deliveries of vessels currently in the world Aframax fleet by year, as of February 1, 2001.

                     World Aframax Fleet Deliveries by Year

                                 in Millions of dwt
                          Non-double-hulled  Double-hulled
                               Aframax          Aframax
prior to 1972                    0.2              0.0
1973                             0.2              0.0
1974                             1.0              0.0
1975                             1.4              0.0
1976                             2.1              0.0
1977                             0.8              0.0
1978                             0.7              0.0
1979                             1.2              0.0
1980                             2.4              0.0
1981                             2.5              0.0
1982                             0.4              0.0
1983                             0.7              0.0
1984                             0.3              0.0
1985                             1.4              0.1
1986                             1.9              0.3
1987                             1.5              0.3
1988                             1.3              0.3
1989                             1.5              0.5
1990                             2.2              0.4
1991                             1.7              0.7
1992                             0.8              2.3
1993                             0.2              2.3
1994                             0.0              2.0
1995                             0.1              1.2
1996                             0.0              1.5
1997                             0.0              1.8
1998                             0.0              3.5
1999                             0.0              4.9
2000                             0.0              2.2

     Source: Clarkson

      The graph below shows the age profile of the current world tanker fleet as of February 1, 2001, classified by type.

                 World Tanker Fleet by Age Profile and by Size

                               Total Dwt (in millions)
             20 yrs & over   15-19 yrs   10-14 yrs   5-9 yrs   0-4 yrs
VLCC/ULCC               32%          2%         11%       29%       26%
Suezmax                 28%          4%         11%       28%       29%
Aframax                 21%         10%         21%       21%       27%
Other                   30%         25%         13%       13%       19%
Total                   30%          9%         13%       23%       25%

             Source: Clarkson

Chartering of Tankers

      Tankers are usually employed under one of three types of charters: voyage charters, time charters and bareboat charters. The table below provides some of the primary distinctions among these types of charters:

           Voyage Charter         Time Charter              Bareboat Charter
           ---------------------- ------------------------- ------------------
Running
 Expenses
 (1)       Tanker owner pays      Tanker owner pays         Charterer pays
Voyage
 Expenses
 (2)       Tanker owner pays      Charterer pays            Charterer pays
Idle Time  Charterer does not pay Charterer pays as long as Charterer pays tanker is available for
                                  operations
Typical
 charter
 length    Single voyage          One year or more          Five years or more

--------
(1) Running expenses, which we record as vessel operating expenses, include items such as crew wages, insurance on the tanker, routine maintenance and a provision for periodic dry-docking of the tanker.
(2) Voyage expenses include such items as fuel, port charges and canal tolls.

      Voyage charters are typically for shorter intervals, usually one round voyage for the tanker, and are done on either a spot or advance contractual basis. Rates for spot or pre-arranged voyage charters are generally the most volatile of the three types of rates. Bareboat charters often are used as a financing vehicle, with the charterer assuming full control and performance risk.

Charter Revenue

      The pricing of spot and contract charter rates is highly competitive, due to the large number of operators in the market. For uniformity and comparison, spot rates are often translated into TCE rates. Owners who can achieve above-average utilization rates while operating under voyage charters will generally achieve above-average TCE rates.

      A spot charter on a voyage basis typically includes payment for the time required for the tanker to return to the loading port after discharging its cargo. By securing cargo closer to the discharge port, shipowners can increase the utilization and the revenue generation of their tankers. High vessel utilization tends to create higher average TCE rates even though an operator may charge no more than its competitors for a particular voyage.

Industry Fundamentals

  Tanker Demand

      Tanker demand is a function of a number of factors, including world oil supply and demand and the locations of oil production, refining and consumption. Tanker demand is measured in "ton-miles", which are calculated as the product of (a) the amount, or tonnage, of crude oil transported in tankers and (b) the distance over which this oil is transported.

  Oil Demand

      The overall increase in world oil demand over the past four years has strongly affected the market for seaborne oil transportation. Demand for oil is driven by the growth or decline in economic activity and industrial production. According to the International Energy Agency, or IEA, between 1995 and 2000, world oil consumption increased at a compound annual growth rate of 1.5% and North American oil consumption increased at a compound annual growth rate of 2.1%. In April 2001, the IEA forecast that oil consumption in 2001 will grow 2.0% worldwide, 1.7% in North America and 1.3% in Europe. The following table indicates the geographic breakdown of world oil demand during the past six years, as calculated by IEA, and as forecasted by IEA for 2001.

                                World Oil Demand
                         (millions of barrels per day)

                                                                      CAGR
                           1995  1996 1997 1998 1999 2000 2001 (1) (1995-2000)
                          ------ ---- ---- ---- ---- ---- -------- -----------
North America............   21.6 22.2 22.7 23.1 23.9 24.0   24.4       2.1%
Annual growth in North
 America................. (0.3)% 2.8% 2.3% 1.8% 3.5% 0.4%   1.7%
Europe...................   14.6 14.9 15.0 15.3 15.1 15.0   15.2       0.5%
Pacific..................    8.7  8.8  9.0  8.4  8.6  8.6    8.7     (0.2)%
World....................   70.0 71.8 73.1 73.5 74.8 75.4   76.7       1.5%

--------
(1) Forecast.
Source: IEA Annual Statistical Supplement for 1998; IEA Monthly Oil Market Report dated April 2001.

      The United States, our principal market, is the largest crude-oil importing country in the world, accounting for approximately 23% of total world crude oil imports in 2000. In 2000, according to the U.S. Energy Information Administration, or EIA, the United States imported 3.3 billion barrels of crude oil, of which approximately 1.9 billion barrels were imported through the Petroleum Administration Defense District III, or PADD III (which corresponds to the states bordering the U.S. Gulf, excluding Florida). The U.S. Gulf is the location of almost half of all U.S. refining capacity. Some other refineries elsewhere in the U.S. can also be supplied through pipelines originating in the U.S. Gulf. In 2000, approximately 57% of U.S. seaborne crude oil imports were destined for ports in the U.S. Gulf, according to the EIA. The chart below shows the level of U.S. oil imports imported through the U.S. Gulf for the 1996-2000 period.

                    U.S. Gulf Crude Oil Imports (1996-2000)

          in Millions of barrels
1996          1,586         1
1997          1,683         1
1998          1,783         1
1999          1,805         1
2000          1,862         1

Source: EIA

      We believe U.S. oil imports are likely to remain strong, notwithstanding a possible economic slowdown in the United States. The level of U.S. petroleum imports has been increasing over the past several years. Oil production in the United States has fallen substantially from 8.6 million barrels per day, or bpd, in 1980 to 5.8 million bpd in 2000, one of the lowest years since 1949 and 35% less than the record U.S. domestic production level of approximately 8.9 million bpd set in 1985. According to the EIA, U.S. domestic crude oil production in 2001 should rise slightly to approximately 5.9 million bpd. Over the past several years, consumption has risen, stimulated by the strong U.S. economy. The EIA forecasts that U.S. dependence on petroleum imports will reach a record high of 70% of U.S. demand in 2001. The chart below sets forth the rates of U.S. oil consumption and production between 1990 and 2000:

           U.S. Oil Consumption and Production between 1990 and 2000

                                          Difference
        Production      Consumption       between Production and Consumption

1990       7.4             17.0                  9.6
1991       7.4             16.7                  9.3
1992       7.2             17.0                  9.9
1993       6.8             17.2                 10.4
1994       6.7             17.7                 11.1
1995       6.6             17.7                 11.2
1996       6.5             18.3                 11.8
1997       6.5             18.6                 12.2
1998       6.3             18.9                 12.7
1999       5.9             19.5                 13.6
2000       5.8             19.5                 13.7

Source: EIA

      Demand for oil in OECD countries in Europe in 2000 is estimated by the IEA to have averaged 15 million bpd, 285,000 bpd short of its recent peak in 1998. The IEA expects growth of 205,000 bpd for the year 2001 to reach 15.2 million bpd on average for the year.

  Transportation Distance

      The distance over which oil is transported is an important element of the ton-mile tanker demand equation. It is determined by seaborne trading and distribution patterns, which are principally influenced by the relative advantages of the various sources of production and locations of consumption. Seaborne trading patterns are also periodically influenced by geopolitical events, such as wars and trade embargoes, that divert tankers from normal trading patterns, as well as by inter-regional oil trading activity created by oil supply and demand imbalances. Traditionally, the level of exports from the Middle East has had a strong effect on the tanker market as a whole due to the relatively long distance between this supply source and the typical discharge points. Over the past ten years, ton-mile demand has grown at a compound annual growth rate of 2.0%, which is approximately twice the rate of oil production growth of 0.9% for the same period. This growth reflects the increased production in the Middle East and the need to transport crude oil the relatively long distances from that region.

      According to the EIA, as of January 1, 2000, the Middle East had approximately 65% of the world's oil reserves and approximately 45% of its incremental oil production capacity. Thus it is expected that the Middle East will supply the largest percentage of any growth in world oil consumption. We believe that this will create growth opportunities for tanker companies, particularly those in the VLCC, Suezmax and Aframax segments.

  Tanker Supply

      Tanker supply is a function of (a) scrapping of older tankers and other loss of tanker supply, such as conversion of tankers to floating production and storage facilities and loss as a result of casualties and (b) newbuilding deliveries of tankers. The graph below shows historical tanker deliveries, scrapping and the net growth of the world fleet:

                        Growth of the World Tanker Fleet

                  in Millions of dwt
          Scrappings  Deliveries  Net Change
1970       -0.8        21.0        20.2
1971       -0.6        20.8        20.2
1972       -2.3        20.8        18.6
1973       -1.4        28.5        27.1
1974       -2.0        41.3        39.2
1975       -8.1        47.1        38.9
1976      -10.1        38.9        28.8
1977       -8.4        20.4        12.0
1978      -13.4        10.6        -2.8
1979       -6.2         7.8         1.6
1980       -7.9         7.1        -0.8
1981      -12.8         8.4        -5.6
1982      -23.5         6.4       -17.1
1983      -23.6         5.1       -18.5
1984      -20.0         3.8       -16.2
1985      -25.8         4.4       -21.4
1986      -10.8         7.4        -3.4
1987       -6.6         5.7        -0.9
1988       -2.4         7.3         4.9
1989       -1.2         9.0         7.9
1990       -2.7         9.1         6.4
1991       -2.5        11.8         9.2
1992      -10.0        16.3         6.3
1993      -11.8        17.5         5.7
1994      -12.4        10.5        -1.9
1995      -10.8        11.6         0.7
1996       -6.0        12.1         6.1
1997       -3.5         8.2         4.7
1998       -6.5        13.3         6.8
1999      -16.8        20.0         3.2
2000      -13.9        21.2         7.3



      Historically, tankers were scrapped when they became unsafe to operate or when the cost of maintaining them at standards required by classification societies exceeded their projected earning capacity. According to Clarkson, between 1990 and 2000, an average of 8.8 million dwt of tankers were scrapped each year, with an average age of 25 years. As shown in the chart above titled "World Tanker Fleet by Age Profile and by Size", as of February 2001 approximately 86.3 million dwt, that is 29.2%, of the tanker fleet is presently over 20 years old, and an additional 40.6 million dwt, or 13.7%, will become so by the end of 2007.

      We believe that the rate of scrapping will be accelerated as a result of an increasing emphasis on environmental protection through legislation and regulations, such as OPA 90, and the regulations adopted by the IMO. See "Regulation". In recent years, there has been heightened environmental concern evidenced by international conventions and protocols, classification society procedures and requirements of protection and indemnity insurance in association and charter contracts. We believe these factors have increased demand for higher quality tanker construction, management, operation, maintenance and repair.

      OPA 90 in the United States prohibits all single-hulled tankers from operating in U.S. waters, including in the exclusive economic zone, after January 1, 2010. Current IMO regulations set similar standards in other parts of the world. However, it is possible that the European Community will adopt even stricter IMO guidelines, currently proposed by the IMO, that would require an even faster conversion. The IMO guidelines adopted by the IMO's Marine Environment Protection Committee in April, 2001 would, if accepted by the IMO, require the phasing out of most non double-hulled tankers built prior to 1982 by the end of 2007. Based upon Clarkson's data, as of February 1, 2001, 92.4 million dwt of non double-hulled tonnage, or approximately 31% of the world tanker fleet, was built in 1981 or earlier.

      In addition, as a result of concerns about liability and negative publicity, tanker charterers have begun to exhibit a marked preference for modern tankers. The table below, compiled by Clarkson, shows the percentage change in the number of charters for both old (pre-1980) and modern (post-
1990) tankers in 2000 compared with 1999:

         Age Profile of Tankers Chartered in 2000 vs. 1999 (% Change)

                             Pre-1980 Tankers                             Post-1990 Tankers
                             ----------------                             -----------------
      VLCC                        (22)%                                          37%
      Suezmax                     (47)%                                          13%
      Aframax                     (42)%                                          15%

Source: Clarkson

      We believe that the combination of technical and economic obsolescence brought about by the fleet age profile and an increasingly stringent regulatory climate, coupled with a customer preference for younger tankers, will result in significantly higher average annual scrapping over the next five years than occurred during the 1990-2000 period. We believe that the expected acceleration of scrappings has contributed to the current high charter rates for modern tankers.

      New tankers are supplied by a limited number of shipyards. We believe that, in the short term, growth in the supply of new tankers may be constrained by limited shipyard capacity and demand for other types of vessels. Tanker shipbuilding capacity may increase, however, as a result of expansion in existing shipyard capacity, shifting of shipyard production from other vessels to tankers or the construction of new shipyards. In the past, periods of limited supply and constant or increasing demand have led to higher charter rates. The chart below shows the total order-book for each type of tanker:

                     Forward Orderbook as of February 2001
                   (in millions of dwt, by year of delivery)

                                                              All tankers
                                                             (in excess of
   Year                                Aframax Suezmax VLCC   10,000 dwt)
   ----                                ------- ------- ----- -------------
   2001                                   1.2     2.5    9.0      15.9
   2002                                   3.8     3.6   12.8      23.5
   2003                                   2.2     3.2    5.2      12.0
   2004                                   0.0     0.5    0.0       0.6
                                        -----   -----  -----     -----
   Total Orderbook                        7.3     9.8   27.0      51.9
                                        -----   -----  -----     -----
   Current Fleet                         51.0    41.2  129.3     295.9
   Orderbook as % of fleet              14.2%   23.7%  20.9%     17.6%
   % of existing fleet > 20 years old     20%     29%    32%       29%

--------
Source: Clarkson
Note: Orderbook data is based on Clarkson estimates. Shipbuilding contracts are not always publicly reported and may be subject to revision or cancellation.

U.S. Gulf Lightering Business

      Lightering involves transferring crude oil from large tankers that are unable to enter shallow-water ports fully laden to smaller tankers that transport the cargo to the destination port. The U.S. Gulf lightering business evolved in response to operating restrictions imposed by the region's shallow coastline, the development of major refining centers and interstate pipeline networks in Louisiana and Texas and the growing dependence of the United States upon imports of crude oil. A large proportion of these imports is acquired from long-haul sources of supply, such as the Arabian Gulf, where the need to minimize transport costs necessitates the use of larger tankers, such as VLCCs and ULCCs. These deep draft tankers are unable to discharge directly at U.S. mainland ports, and must (a) lighter, (b) tranship through Caribbean storage terminals, (c) discharge at the Louisiana Offshore Oil Port or (d) use a combination of these methods to deliver the cargo to the mainland.

      To transport oil to port by lightering, a Suezmax, VLCC or ULCC goes to one of the six designated lightering areas off the coast of Texas, Louisiana or Mississippi. These lightering areas are generally located approximately 50 to 60 miles from shore. There, the larger tanker is met by a lightering tanker, generally accompanied by a support vessel carrying fenders and cargo hoses. If sea conditions are favorable, fenders are attached to the side of one of the two tankers, and the tankers draw alongside each other. The two tankers are then secured, cargoes and tanks are checked, equipment is connected and pumping is commenced. In ideal conditions, one Aframax lightering, from commencement of fendering to completion of unmooring, takes approximately 20 hours, with as many as four Aframax lighterings required to unload a fully laden VLCC.

      The lightering business in the U.S. Gulf is characterized by close relationships between the independent lightering operators and the oil companies and traders who use their services. Since the introduction of the OPA 90 regulatory environment, greater emphasis has been placed on the provision of modern, well-managed tankers that comply with the more stringent operational requirements and safety standards.

      The demand for lightering services in the U.S. Gulf depends primarily upon the aggregate amount of crude oil delivered to the U.S. Gulf, the proportion of the region's crude oil imports delivered by large tankers and the relative costs and benefits of alternative methods of discharging these tankers. Lightering rates generally command a premium over voyage rates due to the specialized nature of the business.

                                    BUSINESS

      We are a leading provider of petroleum transportation services in the Atlantic basin. We currently own or operate a fleet of 24 Aframax tankers, 21 of which are double-hulled and three of which are double-sided. We do not operate any single-hulled tankers. We intend to have a fleet that is exclusively double-hulled by the end of 2003, which we believe will likely make us the first major crude oil tanker operator to achieve this milestone. We have contracted for the newbuilding of five Aframax tankers and two VLCCs, which will increase the cargo capacity we own or operate from 2.4 million deadweight tons to 3.2 million deadweight tons, net of double-sided tankers we intend to replace.


      Prior to this offering, we have been wholly owned by NOL. Since year-end 2000, we hold all of NOL's crude oil-tanker assets and operate all of NOL's crude oil-tanker business. After the global offering is completed, NOL will own 73.4% of our outstanding common shares, or 70.6% if the underwriters' over-allotment option is exercised in full.

      We have one of the youngest tanker fleets in the world. As of May 1, 2001, our tankers have an average age of 6.5 years, compared with the industry average for Aframax tankers of 11.8 years and an average age for the world tanker fleet of 14.1 years as indicated by Clarkson data, and an expected useful life of 22 to 25 years. We believe that our young fleet, safety record and reputation among our major oil customers for reliability give us a strong competitive profile. This is particularly true because an increasingly stringent regulatory environment is accelerating the obsolescence of older, lower quality tankers in the markets in which we operate.

      In recent years, we have been increasing our presence beyond the U.S. Gulf and the Caribbean to the North Sea and Mediterranean region and currently intend to expand opportunistically in these markets. We will continue to focus on our Aframax business; however, we are planning selective expansion of our fleet into larger tankers, such as VLCC and Suezmax tankers. We intend to use these larger tankers to offer our customers a wider variety of petroleum transportation services, including a long-haul port-to-port capability for U.S.-bound cargoes.

      Tankers are chartered under one of three different charter arrangements:

    . Bareboat charters involve hiring or leasing out tankers for long-term periods under which the charterer provides the crew and is responsible for the operating and voyage expenses.

    . Time charters involve hiring out tankers for medium to long-term periods. The tanker owner is paid on a per-day basis and is responsible for providing the crew and paying operating expenses. The charterer is responsible for paying the voyage expenses except for certain costs such as loss of time arising from breakdowns and routine maintenance.

    . Voyage charters are contracts in which the charterer pays for the use of the tanker's cargo space on a single or multiple-voyage basis. The tanker owner is responsible for paying both operating and voyage expenses.

We charter tankers out to our customers under time charters and voyage charters. We do not charter tankers out under bareboat charters.

      We acquire and hold tankers under one of three arrangements:

    . We own 12 tankers directly or through subsidiaries, having purchased them under bank financing agreements or with cash from operations.

    . We charter in seven tankers under long-term 15-year bareboat charters. These charters include an option to purchase the tanker at any time during the charter period at a fixed price.

    . We charter in two tankers under five-year time charters, two tankers under three-year time charters and one tanker under a five-year bareboat charter. We have no options to purchase these tankers.

Our Key Strengths

      We believe that our principal strengths include the following:

  Diverse revenue stream

      The diversity of our business, which includes lightering, voyage and time charter operations, helps us to reduce our exposure to downturns and fluctuations in any one of our three service areas. We believe we are the only independent operator involved in all three of our major service areas. Our 12-year time charters with a wholly owned subsidiary of TOSCO Corporation provide us with a steady revenue stream that represented approximately 12.3% of our gross revenues in 2000 and 11.8% of our gross revenues in the three months ended March 31, 2001. In addition, the critical mass of our fleet allows us readily to allocate our tankers between our lightering and voyage operations, depending on the relative demand and rates offered by each business. Our diverse operations also allow us to reduce the time that our tankers spend empty on the return segment of charter assignments (referred to as ballasting time). Our ballasting time accounted for only 21.4% of our total charter time in 2000 and 20.8% in 1999 (in each case, excluding the four tankers employed on long-term time charters). Our charter rates also benefit from our strong customer relationships and our reputation for high-quality, timely service. Our diverse revenue sources help to minimize fluctuations in our revenues, but they cannot eliminate cyclical variations in the rates paid for tanker services generally in the market.

  High fleet utilization rate

      We have consistently been able to maintain high utilization rates. Over the past five years, our average fleet utilization rate was 97.6%. There are three primary reasons for this result:

    . The similarity and the critical fleet mass of our Aframax tankers provide us the flexibility and efficiency to allocate the right ship for the right cargo assignment on a timely basis. This flexibility allows us to reduce our waiting time between charter assignments.

    . Our younger fleet requires less downtime for maintenance and repair than would an older fleet.

    . Our strong network of customer relationships generates consistent levels of repeat business.

Our calculations of utilization rates are based on the number of days available for revenue producing voyages, which excludes only dry-docking and repair time.

  Low operating expenses

      We believe that we generally are able to maintain low operating expenses that are competitive with other operators. Newer tankers such as ours tend to have higher fuel efficiencies and require less frequent repairs. The size of our fleet and the similarity of our tankers also helps to reduce costs since we are able to purchase parts and supplies in bulk and obtain discounts. The similarity of our tankers also results in more productive and cost-effective crews, since training and experience gained on any of our tankers easily transfers to any of our other tankers.

      The table below provides a comparison of the age of our tankers with the age of the world Aframax fleet, based on number of vessels. While we cannot assure you that the age of a fleet will always correlate to its average operating expenses, we believe that younger fleets generally benefit from a cost advantage.

                         Aframax Fleet Age Distribution

                            (as of May 1, 2001)


                                                                                             Percentage
                                                                 20 years            Average   double
Percentage           0-4 years 5-9 years 10-14 years 15-19 years or more  Fleet size   age     hulled
----------           --------- --------- ----------- ----------- -------- ---------- ------- ----------
AET                      50%       32%        18%          0%        0%       22       6.5       82%
World Aframax Fleet      25%       21%        21%         10%       22%      531      11.8       48%

--------
Source: Company fleet data and Clarkson

      The strengths described above have resulted in average TCE rates that are generally superior to averages indicated by Clarkson data. The following table compares our annual TCE rates to average TCE rates for Aframax tankers as calculated by Clarkson from 1996 to 2000. Our TCE rates presented in this table have been adjusted to reflect the Clarkson method of calculation, which is based on gross revenues before deduction of brokerage commissions and assumes 100% utilization. Clarkson data are also adjusted one month forward, to adjust for the fact that Clarkson calculates TCE rates based on the date that chartering arrangements are entered into, but we calculate TCE rates based on the date of completion of each charter.

                          Adjusted TCE Annual Averages
                    (in dollars per day, except percentages)

                                                              Average
                                                             Percentage
                           1996   1997   1998   1999   2000  Difference
                          ------ ------ ------ ------ ------ ----------
Clarkson Aframax Average  17,095 21,016 15,921 13,170 30,448     --
Our Fleet                 22,222 24,082 20,786 17,347 29,792     --
Percentage Difference        30%  14.6%  30.4%  31.8% (2.2)%   20.9%

--------
Source: Company data and Clarkson

      Because of our mix of diversified revenue sources, this trend of above-average TCE rates is accentuated in low and stable rate environments. In 2000, as annual average spot rates moved sharply upward to reach the highest level since 1990 (when Clarkson first began tracking TCE rates), our TCE rates fell slightly behind the Clarkson Aframax average, as our contractual lightering rates slightly trailed the rapidly rising spot rates.
      In the first quarter of 2001, tanker spot rates remained strong, and our adjusted average TCE rate of $36,260 per day was lower than the Clarkson Aframax average, which recorded a sharp increase to $46,288 per day. Our TCE rates were lower than the Clarkson average, primarily due to sharp rate increases that affected several of the routes measured by Clarkson more than they affected our routes. In addition, many of our fixed-rate lightering contracts were renegotiated to reflect the higher market spot rates during the second half of the quarter. By May 2001, tanker TCE rates, as measured by the unadjusted Clarkson Aframax average for that month, had fallen to levels that were slightly below the unadjusted Clarkson Aframax average for 2000.

  Well positioned to benefit from more stringent environmental regulations

      We believe that the composition of our fleet provides us with significant competitive advantages as stricter environmental regulations in our target markets accelerate the obsolescence of older, lower quality tankers. As of May 1, 2001, 82% of our fleet was double-hulled compared to 48% for the world Aframax tanker fleet, and we expect to have an exclusively double hulled fleet by the end of 2003. In particular, OPA 90 prohibits single-hulled tankers from operating in U.S. waters, including the exclusive economic zone, after January 1, 2010, and the IMO regulations adopted by the Marine Environment Protection Committee in April 2001, if accepted by the IMO, would set similar standards with deadlines between 2003 and 2015 for single-hulled tankers in other parts of the world, depending on the category and age of the vessel.

      In comparison with our competitors, who generally have a higher percentage of older, single-hulled tankers, the quality of our fleet provides the following key advantages:

    . Our customers are coming under increasing pressure to rely exclusively on double-hulled tankers, even before implementation of proposed new environmental regulations, and may therefore be more inclined to use our services rather than those of our competitors.

    . The need for our competitors with a higher percentage of single-hulled tankers to replace older, single-hulled tankers may limit their ability to increase capacity.

    . Our early conversion to double-hulled tankers will help us to avoid excessive capital expenditures compared with other fleet operators who may be forced to scrap and replace tankers when prices of tankers have risen under the pressure of regulatory deadlines for fleet conversion.

  Strong network of customer relationships and reputation for quality service

      We have established a strong network of customer relationships and a reputation for safe and reliable transportation, which we believe has led to significant levels of repeat business. Our top five customers for the past three years have included some of the largest oil companies operating in the Atlantic basin, including:

    . A wholly owned subsidiary of TOSCO Corporation, which accounted for 12.3% of gross revenues in 2000;

    .  Koch Petroleum Group, which accounted for 9.0%;

    .  Lyondell Citgo Company Limited, which accounted for 8.8%;

    . Equiva Trading International (a trading company formed by Royal Dutch Shell, Texaco Inc. and Saudi Refining Inc.), which accounted for 7.1%; and

    .  Exxon Mobil Corporation, which accounted for 6.8%.

      We have recently experienced increases in business from other large oil companies that have also been long-standing customers, including BP Amoco, TotalElfFina and Shell (none of which accounted for more than 10% of gross revenues in 2000). We believe that major tanker customers and charterers are increasingly making transportation decisions based on the proven track record of the transporter, due to an increased focus on timeliness and environmental safety. Our strong environmental safety record, as well as the age and quality of our fleet and our record of timely delivery, are of critical importance to our customers.

  Position in the specialized lightering business

      For the last five years, we have been one of only three independent lightering companies with substantial operations in the U.S. Gulf. We have performed over 1,370 lighterings in the U.S. Gulf over the past five years. We are the only major tanker company in the Atlantic basin to be involved in both significant lightering and voyage chartering operations. Lightering rates generally command a premium over voyage rates in low and stable markets. Historically, lightering has provided us with a reliable stream of income.

      We believe that there are significant barriers to entry into the U.S. Gulf lightering business, including the need for customized infrastructure, specialized expertise and the preference of customers for the reliability offered by existing providers of their lightering services. Our expertise and reliability result from our seven years of lightering in the U.S. Gulf and the extensive training of our shipboard crew. Also, for environmental and other safety reasons, we believe that most oil companies prefer to conduct their lightering business with companies that they already know well.

  Strong presence in the Atlantic basin

      We are one of the leading independent transporters of petroleum in the Atlantic basin and we believe that we have one of the larger Aframax fleets in the region. In 2000, we transported or lightered approximately 463 million barrels of crude oil in the Atlantic basin, including approximately 411 million barrels that were delivered to the United States, or approximately 13% of total U.S. oil imports. We are also active in the U.S.-bound Caribbean and Mexican markets, the intra-European market, the Mediterranean region and trans-Atlantic trade. By focusing on the Atlantic basin, we have developed an established market presence in this region, facilitating comprehensive coverage of our customers' requirements and providing a base for efficient operation and a high degree of capacity utilization.

  Experienced management team

      Our senior management team is led by Joseph Kwok, our President and CEO, and includes Vice Presidents Captain Raymond Ambrose for marketing, Captain Ernesto Violetta for operations and Gregory McGrath for finance. These key individuals each have in excess of 20 years of experience in the oil and tanker industries. Our management team has developed close working relationships with the key personnel at major oil companies, traders and refiners that help us maintain strong customer relationships.

Our Business Strategy

      Our objective is to enhance our leadership position as a premium provider of quality petroleum transportation services. Specifically, we are aggressively pursuing the following strategies for achieving this objective:

  Selectively grow our fleet to provide our customers with a long-haul port-to-port capability for U.S.-bound cargo

      We are seeking to develop capacity as a long-haul port-to-port petroleum transportation provider for U.S.-bound cargoes. To implement this strategy, we have contracted for the newbuilding of two VLCCs scheduled for delivery in February and September 2002. We are exploring opportunities to acquire Suezmax or additional VLCC or other tankers. Each of these long-distance carriers, combined with our existing Aframax fleet, will enable us to offer long-haul transportation for U.S.-bound routes that we do not currently service, such as from North Africa and the Arabian Gulf and West Africa to the U.S. and Europe. We intend to market these tankers to our existing customers on the basis of service, quality and integration with our lightering business. We believe that the operating efficiencies that we can achieve by integrating these businesses will lower costs, enhance our reputation among our customers and strengthen our competitive position.

  Opportunistically expand into related markets, particularly the North Sea and the Mediterranean region

      We seek to identify expansion opportunities in new geographic areas and related markets. For example, we are considering expanding our existing presence in the European market to take advantage of additional voyage-charter opportunities there. Suezmax and Aframax tankers are particularly well suited to, and have traditionally transported significant amounts of crude oil within, the North Sea region. We believe that we can also use a portion of our existing Aframax fleet to operate competitively in the Black Sea and Mediterranean markets, where we do not currently have a significant presence. We could use any Suezmax or additional VLCC or other tankers that we acquire in this region as well. We believe these markets provide growth opportunities that we can exploit using our experience in the Atlantic basin. We are also exploring additional opportunities in the worldwide lightering market, where we have a competitive advantage because of our existing expertise in U.S. Gulf lightering operations and strong customer relationships.

  Continue to maximize fleet utilization and TCE rates through a balanced service mix between lightering and voyage chartering

      We intend to continue to maximize fleet utilization and TCE rates by actively managing our tankers through a combination of lightering and chartering operations. Our high utilization rates increase our average TCE rates. Our average TCE rate from 1996 to 2000 was 21.0% higher than the Clarkson Aframax average for the same period as estimated by Clarkson. We believe this strategy will enable us to continue our record of achieving long-term profitability.

  Capitalize on our reputation for high-quality service and safety

      We believe that the major oil companies, traders and refiners we principally service consider factors other than cost when chartering a tanker, including the tanker operator's reputation. We believe that we have established a reputation in the international tanker industry for maintaining high standards of performance, reliability and safety. We intend to augment this reputation by replacing our double-sided tankers with new double-hulled tankers by the end of 2003. We believe that we will likely be the first major crude oil tanker company in either the Atlantic or Pacific basin to have an exclusively double-hulled fleet, which should enhance our reputation as a premium operator and give us a strong competitive profile. We believe that our growth plan will help us capitalize on our reputation to attract new customers and to increase revenue from our existing customers.

Our Fleet

      We currently own or operate 24 Aframax tankers, 21 of which are double-hulled and three of which are double-sided. All of our tankers are registered under the Singapore flag except for the Eagle Lyra, the Glenross, the Lochness and the Genmar George, which are registered under the Liberian flag, and the Bunga Kelana Dua, which is registered under the Malaysian flag.


      We acquire and hold tankers under one of three arrangements:

    . full ownership, either directly or through majority-owned subsidiaries;

    . long-term bareboat charters that typically run for periods up to 15 years and include an option to purchase the tanker at any time during the charter period at a fixed price; and

    . time charters where we have no option to purchase the tanker at the end of the lease period.

      The following table sets forth certain information with respect to our current fleet of Aframax tankers, in order of age.


                            Our Current Tanker Fleet


             Deadweight               Year
Tanker       tonnage      Hull Type   Built       Shipyard          Ownership interest
------       ---------- ------------- ----- ---------------------  --------------------
Eagle
 Atlanta      107,160   double-hulled 1999  Imabari (Japan)        bareboat charter (1)
Eagle
 Anaheim      107,160   double-hulled 1999  Imabari (Japan)        bareboat charter (1)
Eagle
 Augusta      105,345   double-hulled 1999  Samsung (Korea)        bareboat charter (2)
Eagle
 Albany       107,160   double-hulled 1998  Imabari (Japan)        bareboat charter (2)
Eagle
 Austin       105,426   double-hulled 1998  Samsung (Korea)        bareboat charter (2)
Eagle
 Charlotte    107,169   double-hulled 1997  Imabari (Japan)        bareboat charter (3)
Eagle
 Columbus     107,166   double-hulled 1997  Imabari (Japan)        bareboat charter (3)
Bunga
 Kelana Dua   105,967   double-hulled 1997  Hyundai (Korea)        time charter (8)
Eagle
 Birmingham    99,343   double-hulled 1997  Samsung (Korea)        100%
Eagle
 Boston        99,328   double-hulled 1996  Samsung (Korea)        100%
Eagle
 Baltimore     99,405   double-hulled 1996  Samsung (Korea)        100%
Eagle
 Beaumont      99,448   double-hulled 1996  Samsung (Korea)        100%
Lochness       90,679   double-hulled 1994  Stocznia (Poland)      time charter (4)
Eagle Otome    95,663   double-hulled 1994  Imabari (Japan)        65% (5)
Eagle
 Subaru        95,675   double-hulled 1994  Imabari (Japan)        65% (6)
Eagle
 Auriga       102,352   double-hulled 1993  Shin Kurushima (Japan) 65% (7)
Eagle Lyra     97,047   double-hulled 1993  Samsung (Korea)        bareboat charter (8)
Glenross       90,607   double-hulled 1993  Stocznia (Poland)      time charter (4)
Eagle
 Corona        95,634   double-hulled 1993  Imabari (Japan)        100%
Eagle
 Carina        95,639   double-hulled 1992  Imabari (Japan)        100%
Eagle
 Centaurus     95,644   double-hulled 1992  Imabari (Japan)        100%
Genmar
 George        94,995   double-sided  1989  Imabari (Japan)        time charter (8)
Eagle
 Memphis      104,385   double-sided  1987  Hyundai (Korea)        100%
Eagle
 Milwaukee    104,385   double-sided  1987  Hyundai (Korea)        100%

--------
(1) Trilithon Shipping Pte Ltd (our 65%-owned subsidiary) bareboat charters in both the Eagle Atlanta and the Eagle Anaheim for 15-year periods expiring 2014. We in turn bareboat-charter these tankers for the same period from Trilithon. Under each charter, Trilithon has an option to purchase the tanker at any time during the charter period.
(2) We bareboat-charter these tankers in for 15-year periods expiring in 2013 or 2014. Under each charter we have an option to purchase the tanker at any time during the charter period.
(3) We bareboat-charter these tankers in for 15-year periods. Under each charter, the owner has the right to sell the tanker at any time during the charter period, subject to our right of first refusal to buy the tanker at the selling price. We have an option to purchase the tanker at any time during the charter period.
(4) We time-charter these tankers in from third parties for three-year periods expiring 2004. We have no option to purchase the tankers at the expiration of the charters.
(5) We time-charter the Eagle Otome in from our 65%-owned subsidiary Trilith Shipping Pte Ltd.
(6) We time-charter the Eagle Subaru in from our 65%-owned joint venture, Crystal Shipowning Co. Pte Ltd, or Crystal, which time charters the vessel from our 65%-owned subsidiary Trilithon.
(7) Crystal owns this tanker.
(8) We bareboat or time-charter these tankers in from third parties for five-year periods expiring 2003. We have no option to purchase these tankers at the expiration of the charters.

      Three of our vessels are owned through 65%-owned subsidiaries, as indicated in the preceding table. In each case, the remaining 35% of each subsidiary is held by Mitsui & Co. or one of its affiliates. Each of these subsidiaries is incorporated in Singapore. In the case of our subsidiaries Trilith and Trilithon, we control these subsidiaries through our control of 65% of votes of equityholders. In the case of Crystal, an affiliate of Mitsui possesses, through its contractual arrangements with us, significant participating rights in the management of Crystal that require us to treat our interest in Crystal as an equity investment rather than as a consolidated subsidiary.


      All of our Aframax tankers are substantially identical in design and function, but our modern tankers benefit from stronger engines and higher deadweight tonnage capacities. Our tankers are largely interchangeable, providing scheduling flexibility and greater economies of scale. Other benefits of owning or operating substantially identical tankers include similarities in technical specifications, operating procedures and spare parts. These advantages can generate operating efficiencies.

Expansion of the Fleet

      To augment our existing fleet, we have contracted for:

    . the newbuilding of two modern double-hulled VLCCs, each of 318,000 dwt, which we will use for long-haul petroleum transportation; and

    . the newbuilding of five modern double-hulled Aframax tankers, each of 107,000 dwt, three of which we will use to replace the three non-double-hulled Aframax tankers currently in our fleet.



      The following table sets forth certain information, including expected delivery dates, in respect of tankers we have contracted to purchase or time charter:


          Deadweight                  Expected                    Ownership
 Tanker    tonnage     Hull Type   Delivery Date     Shipyard     interest
 -------  ---------- ------------- -------------- --------------- ---------
 VLCC      318,000   double-hulled February 2002  Hyundai (Korea)   100%

 VLCC      318,000   double-hulled September 2002 Hyundai (Korea)   100%

 Aframax   107,000   double-hulled October 2002   Imabari (Japan)   100%

 Aframax   107,000   double-hulled March 2003     Imabari (Japan)   100%

 Aframax   107,000   double-hulled May 2003       Imabari (Japan)   100%

 Aframax   107,000   double-hulled August 2003    Imabari (Japan)   100%

 Aframax   107,000   double-hulled September 2003 Imabari (Japan)   100%


      We intend to monitor opportunities in the tanker industry and may from time to time pursue opportunities to acquire additional tankers or complementary assets or businesses. We intend to acquire and operate only those tankers that meet our strict standards, including criteria with respect to age, tanker design and technology and shipbuilder. These criteria are intended to maintain the overall quality and standard of our fleet of tankers.

Operation of Tankers

      We offer our customers three principal services: (a) lightering in the U.S. Gulf; (b) voyage chartering and (c) long-term time chartering.

  U.S. Gulf Lightering

      We have been engaged in the lightering business in the U.S. Gulf for major oil companies since 1994. We conduct our lightering business on both a contractual and a spot basis. We currently devote about two-thirds of our tankers (exclusive of the four tankers which we charter out to Bayway Refining Company) to the Caribbean voyage and U.S. Gulf lightering businesses. We believe that this allocation provides us with a competitive advantage, allowing us to maximize fleet utilization and shift tankers between the lightering and voyage markets more easily than our principal competitors in the U.S. Gulf lightering business, which operate fewer tankers. We may also charter additional tankers in from time to time on a voyage-charter or time-charter basis for use in our lightering operations.

  Voyage Charters

      The tankers utilized in our lightering business are also employed to a substantial extent in voyage charter activities. We conduct our voyaging business on both a contractual and a spot basis. We use primarily the tankers in our own fleet, but may charter additional tankers for use in our voyage business to take advantage of market opportunities and meet customer demand. Our voyage charters are arranged by our marketing personnel directly with customers or through brokers. Most of our charters are for voyages from ports in Latin America to ports along the U.S. Gulf or the U.S. Atlantic Coast. In addition, we from time to time have as many as five tankers operating on voyage charters in the North Sea and Mediterranean regions as well as from these regions to the U.S. Atlantic Coast and Latin America. We intend to continue selectively exploiting voyage-charter opportunities in the Atlantic basin in the future.

  Long-Term Time Charters

      The tankers we time charter-out provide regular fixed revenues that balance the inherently cyclical nature of revenues from our voyage-charter and lightering businesses. We may expand our long-term time charter operations from time to time by entering into additional time charter contracts for modern tankers with major oil companies, traders or refiners.

      Four of our tankers are on separate 12-year time charters to a subsidiary of TOSCO until 2008 or 2009. Under the terms of each of these long-term time charters, we are paid monthly in advance, on a per-day basis for the length of the charter. As is typically the case with a time charter, we are responsible for paying all running expenses, while the charterer is responsible for paying voyage-related operating expenses. In the event the value of the chartered tanker falls outside a specified range, the charters provide each party with the right to call for the sale of the tanker, with the other party having the right of first refusal.

Technical Management

      Each of our tankers is manned by officers and crew supplied by Neptune Shipmanagement, an affiliated company wholly owned by NOL, except for the Bunga Kelana Dua, the Genmar George, the Glenross and the Lochness, which we time-charter from third parties that manage the tankers. Neptune Shipmanagement provides our management and maintenance services under separate, but substantially similar, technical management agreements for each vessel. These services include:


    .  maintaining, repairing and arranging for the repair of the tankers;

    .  arranging and paying wages for qualified crew;

    . arranging for and conducting shipyard and port supervision and inspections;

    .  storing and equipping our tankers;

    . complying with licensing and certification requirements, including regular inspections of our tankers and ensuring that they meet the regulations set forth by classification societies and the standards required by our customers;

    .  inspection of newbuilding construction; and

    .  prevention and containment of oil spills.

      Under the terms of the technical management agreements, we pay Neptune Shipmanagement a fixed fee monthly in advance which covers expenses such as crew, stores, repairs and maintenance expenses and a ship management fee. We pay, or if Neptune Shipmanagement pays we reimburse Neptune Shipmanagement on a cost-recovery basis, for all expenses relating to dry-docking maintenance and repairs, spare parts and other related expenses.

      We periodically review Neptune Shipmanagement's fees against those of other technical ship managers. We believe that this enables us to maintain ship management fees that are in line with those prevailing in the industry. We believe that the services we obtain from Neptune Shipmanagement are at commercially reasonable rates and are as at least favorable as rates that could have been negotiated with an unaffiliated party.

      Our technical management agreements with Neptune Shipmanagement are subject to review and renewal annually. We anticipate that we will enter into similar agreements with Neptune Shipmanagement to provide for the operation and maintenance of any other tankers that we acquire. If, contrary to our current expectations, any of the technical management agreements were to be terminated or not to be renewed, we believe that we could enter into replacement management agreements with third parties on substantially similar terms, although we can give no assurance that we would be able to obtain comparable rates.

      Neptune Shipmanagement has obtained a certificate of compliance with ISO 9002 standards. ISO 9002 is a series of international standards for quality systems that is commonly used in the shipping industry and that is administered by the Independent Standards Organization.

Customers

      Our customers include oil companies, refiners, traders and other tanker operators. We believe that major oil companies will increasingly make transportation decisions based on the proven track record of the tanker company, due to an increased focus on timeliness and environmental safety. Many of our customers are repeat customers as a result of our service and long-standing business relationships.

      Our customers include some of the major oil companies operating in the Atlantic basin. In the past two years, our top five customers have been:

                1999                                       2000
-------------------------------------- --------------------------------------------
       Customer          % of Revenues            Customer            % of Revenues
-----------------------  ------------- ------------------------------ -------------
Bayway Refining Company      18.8%     Bayway Refining Company            12.3%
Koch Petroleum Group         14.3      Koch Petroleum Group                9.0
Exxon Corporation             7.1      Lyondell Citgo Company Limited      8.8
Equiva Trading
 International                6.5      Equiva Trading International        7.1
Mobil Corporation             3.6      Exxon Mobil Corporation             6.8

      Our top five customers accounted for 44.0% of our gross revenues in 2000 and 50.2% of our gross revenues in 1999. Bayway Refining Company, a wholly owned subsidiary of TOSCO Corporation, accounted for 12.3% of our gross revenues in 2000 and 18.8% of our gross revenues in 1999. This customer operates four of our tankers on time-charter through 2008 or 2009. One other customer, Koch Petroleum Group, accounted for 14.3% of our gross revenues in 1999. No other customer accounted for over 10% of our revenues in 1999 or 2000.

      In 2000, our gross revenues by domicile of customers were derived 73.7% from the Americas, 24.9% from Europe and 1.4% from Asia and the Middle East.

Competition

      Seaborne crude oil transportation is provided by two main types of operators: fleets owned by independent tanker companies and fleets of oil companies (both private and state-owned). Many oil companies and other oil trading companies, the primary charterers of the tankers we own, also operate their own tankers and transport oil for themselves and third-party charterers in direct competition with independent owners and operators. Competition for charters is based upon price; the size, age and condition of the tanker; the quality and reputation of the tanker's operator and the tanker's location.

      In the Aframax market, we compete principally with other Aframax owners for voyage and time charters, principally on the basis of the quality and size of our fleet and crew and on our ability to provide prompt and customer-friendly service. However, competition in the Aframax market is also affected by the availability of tankers of other sizes. Suezmax, O/B/O and Panamax tankers can compete for many of the same charters for which we compete. Because ULCCs and VLCCs cannot enter the ports we serve due to their large size, they rarely compete directly with our tankers for specific charters. Other large operators of Aframax tankers in the Atlantic basin include Teekay Shipping Corporation, General Maritime Corporation, PDV Marina and Overseas Shipholding Group, Inc. There are also numerous, smaller tanker operators in the Atlantic basin.

      Competition in the U.S. Gulf lightering business is more limited because of the specialized equipment and expertise required, although other competitors could potentially enter the market by making the necessary investments. A majority of the lightered cargoes carried in the U.S. Gulf in 2000 were carried by three independent lightering companies, Skaugen PetroTrans Inc., Marine Transport Lines Petrolink, or MTLP, and us, while the remainder were carried principally by the fleets of oil majors carrying cargoes to their own refineries. In 2000, we performed 366 lighterings. Over the past five years, we performed 1,373 lighterings in the U.S. Gulf. However, we are unable to calculate our market share with precision because of inadequate industry-wide data.

      We believe that competition in the U.S. Gulf lightering business, to a greater extent than in other segments of the tanker industry, depends upon long-term customer relationships, reputation for quality and safety and possession of a fleet of sufficient size to meet customer requirements rapidly and flexibly. As liabilities for oil pollution have increased over recent years, risk containment has become a more important factor for charterers in selecting tankers and tanker operators. Accordingly, the criteria for selecting among competing tanker operators, which include age and condition of an operator's tankers and the overall quality of a tanker owner's operations, standards of service and reputation, have increased in importance.

      The lightering industry generally also faces competition from alternative methods of delivering crude oil shipments to port. VLCCs can, to a certain extent, discharge all or some of their crude oil at the Louisiana Offshore Oil Port, known as LOOP, which is a 19-mile long underwater pipeline connecting Louisiana with offshore tankers. The LOOP operated at 92.0% of capacity in 2000. Large crude carriers can also ship some of their cargo to storage terminals in the Caribbean, from where it is shipped to the United States.

      We expect to take delivery of two newly built VLCCs in February and September 2002 and are exploring opportunities to acquire Suezmax or additional VLCC or other tankers. These acquisitions, combined with our lightering business, will help us provide our customers with a long-haul port-to-port capability for U.S.-bound cargoes. We believe that we are able to achieve operating efficiencies by integrating the VLCCs and any other tankers we acquire with our existing Aframax fleet.

Employees and Crew

      As of December 31, 2000, we had 27 employees. Historically, we have used NOL staff for certain support services, including legal, accounting and financing activities. NOL pays its staff and charges us a pro-rata portion of NOL's cost of providing these services. We anticipate that in future years we will hire employees directly to perform services currently provided by NOL. As of December 31, 1999 and 1998, respectively, we had 26 and 24 employees. All of our employees are based in our offices in New Jersey, Houston and London. Our Houston office supports our operations in the U.S. Gulf and elsewhere in the Americas and conducts our marketing and operating activities. Our other offices, including our principal executive office in New Jersey, market voyage and time charters directly with our customers.

      The tankers comprising our company's fleet (other than the Genmar George and the Bunga Kelana Dua) are manned by officers and crew employed by Neptune Shipmanagement. The normal crew of an Aframax tanker consists of 22 to 24 seamen, including deck officers and crew as well as engineers and engine crew. Most of the officers and crew manning our fleet have been trained by Neptune Shipmanagement and have several years of experience on tankers in our fleet or tankers owned by our parent, NOL.


Inspection by a Classification Society

      Every commercial seagoing tanker must be "classed" by a classification society. The classification society certifies that the tanker is "in class", signifying that the tanker has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the tanker's country of registry and the international conventions of which that country is a member. In addition, every commercial tanker's hull and machinery is evaluated by a classification society authorized by its country of registry. All of our tankers have been certified as being "in class" by Det Norske Veritas, the American Bureau of Shipping, Nippon Kaiji Kyokai or Lloyd's Register of Shipping. Each of these classification societies is a member of the International Association of Classification Societies.

      Each tanker is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for the intermediate survey and every four to five years for the special survey. Tankers may be required, as part of the intermediate survey process, to be dry-docked every 24 to 30 months for inspection of the underwater portions of the tanker and for necessary repair related to that inspection. Special surveys always require dry-docking.

      Insurance underwriters make it a condition of insurance coverage for tankers to be "in class". In addition to the classification inspections, many of our customers regularly inspect our tankers as a precondition to chartering voyages on those tankers. Also, local port authorities at any port at which our tankers call may, without prior notice, inspect our tankers to ensure that we have the necessary safety certifications to operate in that port's waters.

Risk of Loss and Insurance

      Our business is affected by a number of risks, including:

    .  mechanical failure of the tankers;

    .  collisions and groundings;

    .  property loss to the tankers;

    .  cargo loss or damage;

    . business interruption due to political circumstances in foreign countries, hostilities and labor strikes;

    . catastrophic marine disaster, including oil spills and other environmental mishaps; and

    . the liabilities arising from owning and operating tankers in international trade.

      We believe that we have arranged for insurance coverage adequate to protect against the accident-related risks involved in the conduct of our business and risks of liability for environmental damage and pollution, consistent with industry practice. We cannot assure you, however, that all risks are adequately insured against, that any particular claims will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. We are not insured against the loss of any of our key personnel.

      We currently obtain insurance coverage under group policies negotiated by NOL. We believe this arrangement enables us, and other members of the NOL group, to obtain insurance coverage on more competitive terms due to the economies of bulk purchasing. Under this arrangement, our future insurance expenses and coverage may be affected by NOL's future claims. In addition, while we believe that we and NOL will continue with this arrangement after the global offering, NOL has no obligation to do so. If we do not obtain insurance with NOL, we will have to obtain insurance on our own or through similar arrangements with other shipping companies. We may not be able to do so at comparable rates.

      Our hull and machinery insurance covers risks of actual or constructive loss from collision, fire, grounding and engine breakdown up to the higher of the market value or the book value of our tankers. Our war-risks insurance covers risks of confiscation, seizure, capture, vandalism, sabotage and other war-related risks. Our freight, demurrage and defense insurance covers the cost of legal expenses for contract disputes involving our tanker charters. While some tanker owners and operators obtain loss-of-hire insurance covering the loss of revenue during extended tanker off-hire periods, several tanker operators, including us, do not have this type of coverage. We believe that, given our diversified operations and high utilization, this type of coverage is not economical and is of limited value to us.

      Our protection and indemnity insurance covers third-party liabilities and other related expenses from, among other things, injury or death of crew, passengers and other third parties, claims arising from collisions, damage to cargo, damage to third-party property, and pollution arising from oil or other substances. Our current protection and indemnity insurance coverage for pollution is $1 billion per tanker per incident and is provided by mutual protection and indemnity, or P&I, associations. Each of the tankers currently in our fleet is entered in a P&I association that is a member of the International Group of P&I mutual assurance associations. The 14 P&I associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I association has capped its exposure to this pooling agreement at approximately $4.3 billion. As a member of P&I associations, which are members of the International Group, we are subject to calls payable to the associations based on our claim records, as well as the claim records of all other members of the individual associations and members of the pool of P&I associations comprising the International Group.

Properties

      We lease approximately 1,870 square feet of office space for our principal executive office in New Jersey, approximately 4,886 square feet of office space in Houston, Texas, and approximately 300 square feet of office space in London. We own approximately 6.7 acres of land in Galveston, Texas, which house our lightering support vessels and equipment. Our Galveston property is not subject to any liens.

Legal Proceedings

      The nature of our business exposes us to the risk of lawsuits for damages or penalties relating to, among other things, personal injury, property, casualty and environmental contamination. As of the date of this prospectus, we are not party to any proceedings that are or could reasonably be expected to be materially adverse to our business, financial condition or results of operations.

                                   REGULATION

      Government regulation significantly affects the ownership and operation of our tankers. Our tankers are subject to international conventions, national, state and local laws and regulations in force in the countries in which they operate as well as in Singapore or other country of their registration. Although we believe that we have a strong record of compliance with applicable environmental regulations, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our tankers. Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our tankers. While we believe that we are substantially in compliance with applicable environmental and regulatory laws and have all permits, licenses and certificates necessary for the conduct of our operations, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our tankers.

      We maintain operating standards for all of our tankers that emphasize operational safety, quality maintenance, continuous training of our crews and officers, care for the environment and compliance with U.S. and international regulations. Our tankers are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators and oil companies.

U.S. Environmental Regulation and Liability

  The U.S. Oil Pollution Act of 1990 and U.S. State Regulation

      The U.S. Oil Pollution Act of 1990, or OPA 90, affects all tankers trading in U.S. waters including the exclusive economic zone extending 200 miles seaward. OPA 90 sets forth various technical and operating requirements for tankers operating in U.S. waters. Existing single-hulled, double-sided and double-bottomed tankers are to be phased out of service between 1995 and 2015 based on their tonnage and age. Under existing interim rules, four of our tankers will be precluded from trading to the United States in the year 2015. We believe that the phaseout requirements will not prevent us from using any of the affected tankers throughout their useful lives. We intend to substitute these four tankers with newly built, double-hulled Aframax tankers by the end of 2003.

      Owners or operators of tankers operating in U.S. waters must file tanker oil spill response plans with the U.S. Coast Guard and operate in compliance with the plans. These response plans must, among other things:

    . address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources;

    .  describe crew training and drills; and

    . identify a qualified individual with specific authority and responsibility to implement removal actions in the event of an oil spill.

      Our tanker response plans have been approved by the U.S. Coast Guard, and each seaman on our tankers has been trained to comply with these guidelines. In addition, we conduct regular oil-spill response drills in accordance with the guidelines set out in OPA 90.

      In addition, numerous states have enacted or are considering legislation or regulations involving at least some of the following provisions: tanker-free zones, contingency planning, state inspection of tankers, additional operating and maintenance and safety requirements. A few states require compliance with tanker contingency plan regulations, which typically involve a demonstration by companies of a plan of response to oil spills in state waters where the geography may demand special action. We comply with these contingency plan requirements where they apply.

      We believe that all of our tankers comply with OPA 90 and all applicable state regulation.

  Liability

      OPA 90 may impose strict liability on responsible parties, including owners, operators and bareboat charterers, for all oil spill and containment and clean-up costs and other damages arising from spills attributable to their tankers. A complete defense is available only when the responsible party establishes that it exercised due care with respect to the oil and took precautions against foreseeable acts or omissions of third parties and when the spill is caused solely by an act of God, act of war (including civil war and insurrection) or a third party other than an employee or agent or party in a contractual relationship with the responsible party. These limited defenses may be lost if the responsible party fails to report the incident or reasonably cooperate with the appropriate authorities or refuses to comply with an order concerning clean-up activities. Even if the spill is caused solely by a third party, the owner or operator must pay removal costs and damage claims and then seek reimbursement from the third party or the trust fund established under OPA 90.

      OPA 90 limits the liability of each responsible party for a tanker to the greater of $1,200 per gross registered ton or $10 million per discharge. This limit does not apply where, among other things, the spill is caused by gross negligence or willful misconduct of, or a violation of an applicable federal safety, construction or operating regulation by, a responsible party or its agent or employee or any person acting in a contractual relationship with a responsible party.

      In addition to removal costs, OPA 90 provides for recovery of damages, including:

    .  natural resource damages and related assessment costs;

    .  real and personal property damages;

    .  net loss of taxes, royalties, rents, fees and other lost revenues;

    . net costs of public services necessitated by a spill response, such as protection from fire, safety or health hazards;

    . loss of profits or impairment of earning capacity due to the injury, destruction or loss of real property, personal property and natural resources; and

    .  loss of subsistence use of natural resources.

      OPA 90 expanded the pre-existing financial responsibility requirements for tankers operating in U.S. waters and requires owners and operators of tankers to establish and maintain with the U.S. Coast Guard evidence of their financial responsibility sufficient to meet their potential liabilities imposed by OPA 90. Under the regulations, we need to provide insurance, a surety bond, self-insurance or a guaranty to evidence our financial responsibility. We have all requisite guarantees from a U.S. Coast Guard-approved mutual insurance organization and received certificates of financial responsibility from the U.S. Coast Guard for all of our tankers required to have one.

      OPA 90 expressly provides that individual states are entitled to enforce their own pollution liability laws, even if inconsistent with or imposing greater liability than OPA 90. There is no uniform liability scheme among the states. Some states have OPA 90-like schemes for limiting liability to various amounts and some rely on common law fault-based remedies, while others impose strict and unlimited liability on an owner or operator. Virtually all coastal states have enacted their own pollution prevention, liability and response laws, whether statutory or by common law, with many providing for some form of unlimited liability. We believe that the liability provisions of OPA 90 and the similar state laws have greatly expanded potential liability in the event of an oil spill, even where we are not at fault. Some states have also established their own requirements for financial responsibility.

      Parties affected by the oil pollution may pursue relief from the Oil Spill Liability Trust Fund, absent full recovery by them against a responsible party. Responsible parties may seek contribution from the fund for costs incurred that exceeded the liability limits of OPA 90. The responsible party would need to establish that it is entitled to both a statutory defense against liability and to a statutory limitation of liability to obtain contribution from the fund. If we are deemed a responsible party for an oil pollution incident and are ineligible for contribution from the fund, the costs of responding to an oil pollution incident could have a material adverse effect on our results of operations and financial condition.

      We are also subject to potential liability arising under the U.S. Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances, whether on land or at sea. Specifically, CERCLA provides for liability of owners and operators of tankers for cleanup and removal of hazardous substances and provides for additional penalties in connection with environmental damage. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million per incident.

      We are required to show proof of insurance, surety bond, self insurance or other evidence of financial responsibility to pay damages under OPA and CERCLA in the amount of $1,500 per gross ton for tankers, consisting of the sum of OPA 90 liability limit of $1,200 per gross ton and the CERCLA liability limit of $300 per gross ton or $5 million per discharge. These requirements can be satisfied by meeting the requirements for a U.S. Coast Guard Certificate of Financial Responsibility. OPA 90 and CERCLA each preserve the right to recover damages under other existing laws, including maritime tort law.

Proposed European Regulation

      Following the 1999 Erika spill, the European Commission has proposed to the European Parliament a general ban on single-hull oil tankers. If adopted, the timetable for the ban would be similar to that set by the United States under OPA 90 in order to prevent tankers banned from U.S. waters from shifting their trades to Europe. The ban plans for a gradual phase-out of tankers depending on vessel type:

    . Single-hulled tankers larger than 20,000 dwt without protective ballast tanks around the cargo tanks are proposed to be phased out by 2007.

    . Single-hulled oil tankers larger than 20,000 dwt in which the cargo tank area is partly protected by segregated ballast tanks are proposed to be phased out between 2003 and 2015.

    . Single-hulled tankers below 20,000 dwt are proposed to be phased out between 2003 and 2015.

      We believe that all of our tankers will comply with European regulations.

The International Maritime Organization

  The International Safety Management Code

      The requirements contained in the International Safety Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code, also affect our operations. The ISM Code was promulgated by the International Maritime Organization, or IMO. The ISM Code requires the party with operational control of a tanker to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its tankers safely and describing procedures for responding to emergencies. We intend to rely upon the safety management system that we and our technical managers have developed, which we believe complies with the requirements of the ISM Code.

      The ISM Code requires that tanker operators obtain a safety management certificate for each tanker they operate. This certificate evidences compliance by a tanker's management with code requirements for a safety management system. No tanker can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have documents of compliance for our offices and safety management certificates for all of our tankers for which the certificates are required by the IMO.

      Non-compliance with the ISM Code and other IMO regulations may subject the shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected tankers and may result in the denial of access to, or detention in, some ports. Both the U.S. Coast Guard and European Union authorities have indicated that tankers not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be. We believe that all of our tankers are in compliance with the ISM Code and other applicable IMO regulations. We intend that all of the tankers, now in our fleet and any which we acquire in the future will be in compliance with the ISM Code and applicable IMO regulations.

  IMO Regulations

      The IMO has adopted regulations addressing standards of tanker design and inspection. These regulations provide for the phasing out of certain 25 and all 30-year-old tankers that do not have double-hulled construction or mid-deck design with double-sided construction, and provide that all tankers will be subject to enhanced inspections. Newly constructed tankers must be of double-hulled construction or of a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

    . is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

    . commenced a major conversion or has its keel laid on or after January 6, 1994; or

    . completed a major conversion or is a newbuilding delivered on or after July 6, 1996.

  Pending IMO and European Regulations

      The IMO is in the process of establishing amended regulations for the accelerated phasing-out of tankers that are not double-hulled. The proposal was adopted by the IMO's Marine Environment Protection Committee in April 2001, and will be deemed to have been accepted by the IMO on March 1, 2002 unless prior to by that date at least one-third of the Parties to the IMO or Parties whose merchant fleets combined constitute 50 percent or more of the world's merchant fleet have communicated their objections to the IMO. If accepted, the amendment will take effect on September 1, 2002. Under the amended regulation, tankers delivered in 1976 and 1977 and which do not comply with the requirements for protectively located segregated ballast tanks will be phased out in 2005. Those non double-hulled tankers delivered in 1976 and 1977 which do comply with the requirements of protectively located segregated ballast tanks will be phased out in 2010.

      Following the Erika spill, the European Commission issued "communications on the safety of oil transport by sea", sometimes called the "Erika communication". As referred to under "Proposed European Regulations", if adopted, the proposals in these communications would include prevention of single-hulled tankers from operating in European waters under the accelerated timetable like that adopted by the IMO.

Other Regulations

  Convention on Civil Liability

      Outside the United States, many countries have ratified and follow the liability scheme set out in the International Convention on Civil Liability for Oil Pollution Damage 1992, or CLC. The United States is not a party to the CLC. Under the CLC, a tanker's registered owner may be liable for pollution damage caused in the territorial waters and in the exclusive economic zone of a contracting state by the escape or discharge of persistent oil, subject to certain very limited defenses. Pollution damage includes the costs of preventive measures and further loss or damage caused by preventive measures. Save for certain limited exceptions, liability is strict but is currently limited to 3,000,000 units of account for a ship not exceeding 5,000 units of tonnage and for a vessel exceeding 5,000 units of tonnage, an additional 420 units of account for each additional unit of tonnage beyond 5,000 units of tonnage provided, however, that this aggregate amount shall not in any event exceed 59.7 million units of account. The units of account referred to are the special drawing rights as defined by the International Monetary Fund, which amount may vary according to the national currency being used for the conversion. If it is proved that the pollution damage resulted from our personal act or omission, committed with the intent to cause such damage, or recklessly and with the knowledge that such damage would probably result, we would have no right to limit our liability.

      Pursuant to Article VII of the CLC, the owner of ships registered in a state party thereto and carrying in bulk as cargo more than 2,000 tons of oil, shall be required to maintain insurance or other financial security in the sums of applying the limits of liability above to cover their liability for pollution damage under the CLC.

      Singapore has also ratified the CLC and has given effect to it by enacting the Merchant Shipping (Civil Liability and Compensation for Oil Pollution) Act (Cap 180), or the MSCLCOPA, which came into effect on September 18, 1998. Under the MSCLCOPA, a ship, if it is a Singapore ship, shall not enter or leave any port or territorial sea of any other country, unless it has a certificate issued by a Director of Marine appointed under the Singapore Merchant Shipping Act showing that it has a contract of insurance or other security satisfying the requirements of Article VII of the CLC. The failure to have such insurance in force is an offence and the master or owner shall be liable on conviction to a fine not exceeding S$1 million. We believe that we comply with all applicable Singapore regulations in this respect.

      In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern and liability is imposed either on the basis of fault or in a manner similar to the CLC.

  Other Environmental Initiatives

      More stringent standards may be adopted by state regulatory agencies in the United States in the area of ballast water regulations, air emissions and vessel routing and by U.S. federal and state agencies in respect of National Resource Damage Assessment, invasive species in ships' ballast water and increased financial responsibility. The European Commission has proposed legislation that will affect our operations and our potential liability exposure for oil pollution. While it is impossible to predict what legislation, if any, may be promulgated by the United States, the European Union or any other country or authority, OPA 90 is likely to influence such legislation, and we expect more stringent standards will be introduced in the United States and elsewhere.

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                                   MANAGEMENT

Directors and Executive Officers

      Our board of directors currently consists of seven members, and our by-laws sets the minimum number of directors at two. Two of our board members, Mr. Lua and Mr. Jacobs, are also directors of NOL. NOL will own 73.4% of our common shares upon completion of the global offering (assuming no exercise by the underwriters of their over-allotment option) and will be able to control actions over most matters requiring approval by our shareholders, including the election of directors.

      The following table sets forth information regarding our directors and executive officers.

Name                       Age                    Position
----                       ---                    --------
Lua Cheng Eng               63 Chairman of the Board of Directors
Flemming R. Jacobs          58 Vice Chairman
Joseph Sin Kin Kwok         47 Director, President and Chief Executive Officer
Ernst Gabriel Frankel (1)   78 Director
Sir David Thomson (1)       61 Director
John T. Olds (1)            57 Director
Robert F. Klausner (1)      62 Director
Gregory A. McGrath          50 Vice President, Finance and Administration
Captain Raymond Ambrose     52 Vice President, Marketing
Captain Ernesto Violetta    57 Vice President, Marine Operations

--------
(1)  Member of the audit committee.

      None of our directors or executive officers is related to another.

Biographies

  Lua Cheng Eng

      Mr. Lua has been our Chairman since we were incorporated in 1994. Mr. Lua joined the NOL group of companies in 1969 and is currently the non-executive group Chairman. Mr. Lua is either the Chairman or a director of several publicly traded companies in Singapore, including International Factors (Singapore) Ltd., SembCorp Industries Ltd., Intraco Ltd, Sincere Watch Ltd. and Lim Kah Ngam Ltd. Mr. Lua's public appointments in Singapore include the presidency of the Singapore Shipping Association, a Board seat with the Maritime and Port Authority of Singapore and the deputy chairman position for the Singapore International Chamber of Commerce. Mr. Lua is also the Chairman of the Southeast Asia Committee of Nippon Kaiji Kyokai, a Counsellor for the Baltic and International Maritime Council and a director of the Britannia Steam Ship Insurance Association. He holds a Bachelor of Arts degree from the University of London and is a graduate of the Program for Management Development at the Harvard Graduate School of Business. He was elected a Fellow of the Chartered Institute of Transport (U.K.) in 1985.

  Flemming R. Jacobs

      Mr. Jacobs is our Vice Chairman. Mr. Jacobs joined the NOL group of companies in May 1999 as the designated Group President and Chief Executive Officer and was formally appointed as the President and Chief Executive Officer for the group in June 1999. Mr. Jacobs sits on the boards of most of the NOL group companies, including our own and is Vice Chairman of APL Logistics. Prior to joining NOL, Mr. Jacobs served in various positions in the A.P. Moller Group for more than 30 years, primarily in Maersk Lines' container transportation and logistics activities. He was a partner in the A.P. Moller Group from January 1997 until 1999 and the chief executive officer for that group's tanker activities. He serves on the advisory councils of Port of Singapore Authority, the Panama Canal Authority and the European Institute of Business Administration, or INSEAD. Mr. Jacobs is also a graduate of the Program for Management Development at the Harvard Graduate School of Business.

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

  Joseph Sin Kin Kwok

      Mr. Kwok has been our President and Chief Executive Officer and a director of AET since 1994. Mr. Kwok joined the NOL group of companies in 1981 and has held many key positions with NOL, including Group Chief Operating Officer, Chief Executive Officer of the Chartering Division and Chairman of Neptune Shipmanagement. He serves as a board member of Baltic International Maritime Council and an executive committee member of Intertanko. He is a director of The American Bureau of Shipping, or ABS, and the chairman of the ABS's Southeast Asia Regional Committee and a board member of the United Kingdom Protection and Indemnity, or P&I, club. He holds a naval architecture degree from Fachhochschule, Hamburg, a welding engineering degree from Schweisstechnische Versuchanstalt, Hamburg, and a master's degree in Ocean Systems Management from the Massachusetts Institute of Technology. Mr. Kwok is also a graduate of the Advanced Management Program at the Harvard Graduate School of Business.

  Ernst Gabriel Frankel

      Professor Frankel has been a director of AET since 1994 and is a member of our audit committee. Professor Frankel was a director of NOL from 1988 to 1999, and since 1998 has been a director of APL Limited, American President Lines (each NOL affiliates) and American Eagle Tankers. He served as Chairman of American President Lines from 1998 to 1999. He also served as a director of Ocean Futures Foundation from 1997 to 1999 and as Senior Advisor to the International Maritime Organization of the United Nations from 1989 to 1999. Professor Frankel has consulted extensively for the World Bank and governments of many countries in shipping, shipbuilding and ports. Professor Frankel has been employed by Harland and Wolf Shipbuilders, Peninsula and Orient Steam Navigation Co. and Zim Navigation Company. He served as Technical Director of the Shipbuilding Group of Litton Industries, Advisor for Ports, Shipping and Aviation for the World Bank and as Head of the Operations Department of the U.S. Maritime Administration. He is a Professor of Management at the Sloan School of Management and a Professor Emeritus of Ocean Systems at the School of Engineering at the Massachusetts Institute of Technology. Professor Frankel holds a Bachelor of Sciences degree in Marine Engineering from London University, an MBA degree in Operations Management from Boston University, a Ph.D. in Transport Economics from the University of Wales and a DBA in Systems Management from Boston University.

  Sir David Thomson

      Sir David Thomson is an independent, non-executive director and member of our audit committee. Sir David was appointed as a director in May of this year. He is a director of several publicly traded companies. Sir David was also formerly a Director of The Ben Line from 1964 to 1989. In addition to his directorships, Sir David is also currently the Chairman of the Britannia Club, protection and indemnity insurers.

      Sir David holds a Bachelor of Arts degree from Oxford University.

  John T. Olds

      Mr. Olds is an independent, non-executive director and member of our audit committee. Mr. Olds was appointed as a director in May of this year. Prior to joining us, Mr. Olds served in various positions for more than 24 years for J.P. Morgan & Co., including as head of Euroclear in Belgium and as a managing director in New York. He is currently a special advisor to The Development Bank of Singapore Limited, having been Chief Executive Officer and a director of DBS Group Holdings Ltd. Mr. Olds is a director of Keppel Marine Industries Ltd. Mr. Olds holds a Bachelor of Arts from the University of Pennsylvania.

  Robert F. Klausner

      Mr. Klausner is an independent, non-executive director and member of our audit committee. Mr. Klausner was appointed as a director in May of this year. Prior to joining us Mr. Klausner served in various executive positions within Exxon Corporation including as President of Standard Marine Services Inc. (a subsidiary of Exxon Corporation). He was a director of the Oil Companies International Marine Forum and the American Bureau of Shipping Council from 1995 to 2000, and was Chairman of the U.S. Merchant Marine Academy Foundation from 1990 to 1995. Mr. Klausner holds Bachelor of Sciences degree from the U.S. Merchant Marine Academy and an MBA from the Wharton School, University of Pennsylvania.

  Gregory A. McGrath

      Mr. McGrath joined AET as Vice President, Finance and Administration in 1995. He was previously Vice President of Finance and Administration for Marine Transport Lines, Inc., a large U.S.-based bulk shipping operator, and spent 16 years with Mobil Oil Corporation in various financial, shipping and supply and distribution positions. Mr. McGrath holds a Bachelor of Arts degree from Fairfield University in Connecticut and a Masters of Business Administration degree.

  Captain Raymond Ambrose

      Captain Ambrose joined the NOL group of companies in 1977 and was appointed our Vice President, Marketing in 1998. From 1994 to 1998 he served as Vice President of our chartering department. Prior to that he served as Manager of the Tanker Department in NOL's Chartering Division and as Owners' Representative for Chartering in New York. He serves on the Hogansac Houston Galveston Navigation and Safety Advisory Committee and has served as a council member of Intertanko. Captain Ambrose holds a Master Certificate of Competency from the City of London Polytechnic and is a graduate of the Advanced Management Program at INSEAD.

  Captain Ernesto Violetta

      Captain Violetta joined us in 1993 as General Manager of Operations of our predecessor company US Marine and Offshore Services, Inc. and has served as our Vice President, Marine Operations since 1998. Captain Violetta also served as General Manager of Operations for Nordic American Shipping Inc. of Houston for several years and held the operations positions of Master and Port Captain on chemical tankers with Globe Tankers and crude oil tankers with Gulf Oil Transport over the past 30 years. Captain Violetta is a graduate of the Luigi Rizzo Nautical Academy in Italy.

      The business address of each of our directors and officers is c/o American Eagle Tankers Inc. Limited, 15 Exchange Place, Suite 110, Jersey City, New Jersey 07302.

Audit Committee

      The audit committee of the board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including:

    .  the recommendation of our independent auditors;

    .  the scope of the annual audits;

    .  fees to be paid to the independent auditors;

    .  the performance of our independent auditors;

    .  related party transactions; and

    .  our accounting practices.

      The members of the audit committee are currently Ernst Gabriel Frankel, John Olds, Sir David Thomson and Robert Klausner.

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

Compensation of Directors and Executive Officers

      The aggregate amount of compensation paid to all of our directors and executive officers in respect of the fiscal year ended December 31, 2000 was approximately $1.1 million. Our directors are reimbursed for certain expenses in connection with their attendance at board and committee meetings. The compensation paid to our directors on an aggregate basis for the two financial years ended December 31, 1999 and December 31, 2000 was approximately $405,000 and $490,000 respectively. In addition, we contribute to a 401(k) plan on behalf of our employees but do not otherwise maintain or fund a pension plan for our employees or management.

Share Option Plan

      We intend to adopt a share option plan for our employees and directors, effective upon consummation of the offering. An initial pool of options in respect of an aggregate of 2,500,000 common shares will be issuable under the plan.

      Under the plan, the exercise price of options issued for common shares will not be less than the actual price of the shares as reported on the New York Stock Exchange on the date of grant, except that, at the time of the global offering, options may be granted at an exercise price per common share equal to the initial public offering price. In addition, the share option plan allows us to award shares to our employees or directors from time to time at a price not less than 85% of the then current market price. We have no plans to award any such shares at this time.

      The plan provides for the adjustment of the number of common shares underlying each option, and the exercise price thereof, to take into account any variation of our share capital by rights issue, consolidation, subdivision or reduction of capital, or other similar events.

      Concurrently with the consummation of the offering, we intend to grant options under the plan to certain of our employees for an aggregate of 700,000 common shares, all exercisable at the initial public offering price per share. The distribution of the remaining options under the plan will be at the discretion of a compensation committee of our board of directors. Based on our present number of employees and directors, we expect an annual grant of options under the plan not to exceed 350,000 common shares per year.

                 RELATIONSHIP WITH NOL AND CERTAIN TRANSACTIONS

      We were formed in 1994 by NOL to own and operate NOL's crude-oil tanker business. We have been wholly owned by NOL from our incorporation through the present. Prior to year-end 2000, we held the majority of NOL's crude-oil tanker assets and operated NOL's crude-oil tanker business. NOL continued to own seven crude- oil tankers in its own name and to own or operate four crude-oil tankers through two of its subsidiaries, although all but four of these were time chartered to us. In order to streamline the crude-oil tanker operations and consolidate all of NOL's interests in this business in one company, at December 29, 2000, NOL transferred those seven crude oil tankers and its 65% equity interest in the two subsidiaries to us as a capital contribution. NOL currently holds no crude oil-tanker assets and operates no crude oil-tanker business other than through us. NOL has granted, for an initial five-year period, a right of first refusal to us, to acquire any tankers or tanker businesses proposed to be acquired by NOL at the price agreed between NOL and the proposed seller. NOL has informed us that it is not currently its intention to re-enter the business of crude-oil transportation in tankers as operated by our company.

      After the global offering, NOL will hold 73.4% of our outstanding common shares, or 70.6% if the underwriters' over-allotment option is exercised in full. NOL has informed us that it currently intends to maintain a majority shareholding in our company.

      Since inception, we have operated with separate senior management. Joseph Kwok, our President and Chief Executive Officer, has simultaneously held management positions with us and with NOL. Mr. Kwok plans to resign from the positions of group chief operating officer and chief executive officer for chartering and enterprises which he holds with NOL prior to the completion of this offering. He may continue to hold non-executive directorships with some NOL subsidiaries depending on the needs of the NOL group. No other members of our senior management hold positions with NOL.

      Our senior management is separate from that of NOL. Historically, NOL has provided us with staff support in certain areas, and we will continue to rely on NOL for limited treasury, legal and corporate secretarial support. We expect that we will no longer need to rely on NOL for these services after year-end 2001. We intend to continue to purchase insurance with NOL on a joint basis. In addition, NOL has guaranteed $167.8 million of our indebtedness, and two members of our board of directors also sit on NOL's board.

      Under a capital restructuring approved by NOL on March 16, 2001, we declared a dividend to NOL of $64.8 million. NOL also subscribed for approximately 11.88 million shares at a subscription price of $66.0 million. Our historical financial statements have been restated to reflect this capital restructuring as of December 31, 2000.

      Through its controlling ownership, NOL will be able to exercise a controlling influence over our company, including determinations with respect to mergers or other business combinations, the acquisition or disposition of assets, our access to the capital markets, the payment of dividends and any change of control of our company. In these and other situations, various conflicts of interest between NOL and our other shareholders could arise. Furthermore, ownership interests of our directors and officers in NOL's ordinary shares or service as a director or officer of both us and NOL could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for us and NOL. We cannot assure you that conflicts of interest will not arise or will be resolved in a manner favorable to us.

Continuing Arrangements and Agreements

      For purposes of governing certain on-going relationships between NOL and us, we have entered into various agreements or arrangements, including those described below. The agreements and arrangements described below were negotiated in the context of the offering and are therefore not the result of arm's-length negotiations between independent parties. We cannot provide any assurance, therefore, that these agreements and arrangements will be on terms as favorable to us as could have been obtained from unaffiliated third parties.

  Rights of First Refusal in Respect of Proposed NOL Tanker and Tanker Business Acquisitions

      We have entered into an agreement with NOL, under which NOL has agreed, for an initial five-year period to grant a right of first refusal to us to acquire any crude-oil tankers or crude-oil tanker businesses proposed to be acquired by NOL at the price agreed between NOL and the proposed seller.

  Continuing Technical Management Services

      We historically have contracted with Neptune Shipmanagement to provide certain technical management services to most of our fleet, under individual but substantially similar technical management agreements relating to each tanker. These technical management agreements are described in detail under "Business--Technical Management". Under the terms of the technical management agreements, which each have a term of one year, we pay Neptune Shipmanagement a fixed fee monthly in advance, which covers expenses such as crew, stores, repairs and maintenance expenses and a ship management fee. In 2000, we paid Neptune Shipmanagement an aggregate of $30.0 million under all contracts. We pay (or, if Neptune Shipmanagement pays, we reimburse Neptune Shipmanagement on a cost-recovery basis) for all expenses relating to dry-docking maintenance and repairs, spare parts and other related expenses. We intend to continue to manage our tankers through Neptune Shipmanagement. We believe that the services we purchase from Neptune Shipmanagement are at commercially reasonable rates and are as favorable as rates that could have been negotiated with an unaffiliated party.

  Continuing Purchase of Marine Insurance through NOL

      We currently obtain insurance coverage under group policies negotiated by NOL. Under this arrangement the insurance premium and coverage for each vessel is stipulated under group policies. We make payment of premiums in respect of our vessels through NOL and channel claims through NOL, who then deal with the insurance underwriters. We believe this arrangement enables us, and other members of the NOL group, to obtain insurance coverage on more competitive terms due to the economies of bulk purchasing.

      We have entered into a support services agreement dated May 24, 2001 with NOL whereby NOL has agreed to continue to provide us with insurance procurement services, as well as the transitional services described in the next paragraph, after the global offering. NOL will charge us $500,000 per year as the cost of providing these services.

  Transitional Services

      Historically, we have relied on NOL for certain treasury, financial, legal and related services, including cash management, maintenance of our books and records and applications to banks for financing. NOL has agreed to continue to provide us with treasury, legal and corporate secretarial support services for a period of six months after the global offering, after which we have an option to extend the period for another six months. We expect to hire additional personnel so that we no longer need to rely on NOL for these services, unless it is most cost-effective to do so.

Certain Related Party Transactions

  Financing Arrangements in Respect of the Seven Vessels Transferred in December 2000

      On December 29, 2000, NOL transferred seven tankers and related assets to us by way of capital contribution at book value for an aggregate consideration of $265.9 million. Loans of $140.5 million then on NOL's books in respect of those tankers granted by The Development Bank of Singapore Limited, or DBS, were left outstanding on the books of NOL which on-lent $127.5 million to us. On March 5, 2001 this interim intercompany loan was refinanced by a $127.5 million loan from DBS to us. NOL is the sole guarantor of our outstanding payment obligations to DBS under this loan facility, which is secured by four of our tankers, bears interest at a floating rate and which will mature on December 30, 2006. Commencing on the completion of the offering, NOL will charge a guarantee fee of 0.125% per annum of our outstanding payment obligations under this loan. Material terms of this loan agreement include:

    . our obligation to prepay the outstanding amount of the loan plus ancillary costs including any break in funding costs within 14 days of our becoming aware that NOL has ceased to be our largest single shareholder;

    . the triggering of an event of default resulting in an acceleration of our debt where: either we or NOL (a) become subject to an insolvency event, (b) are unable to comply with the terms of the loan agreement and related financing documents, (c) fail to pay any indebtedness in respect of borrowed monies when due and within any applicable grace periods provided that any such payment default on our part exceeds $1 million and any such payment default on the part of NOL exceeds $5 million, and (d) cease to carry on a substantial part of their business.

  Charter Assignments and NOL Guarantees of Charter Obligation

      NOL guarantees our performance obligations under each of our four time charters with a subsidiary of TOSCO until such time as our charter obligations are fully discharged. Our arrangements with this company are more fully described under "Business -- Operation of Tankers". NOL currently receives no guarantee fee or other compensation for providing these guarantees on our behalf.

  NOL Guarantees of the Loan Payment Obligations of our Subsidiaries

      NOL has guaranteed the loan payment obligations of the following subsidiaries through which we own tankers. Commencing on the completion of the offering, NOL will charge a guarantee fee of 0.125% per annum of the outstanding payment obligations under these loans.

    . Trilith Shipping (which owns Eagle Otome). NOL currently guarantees 65% of Trilith Shipping Pte. Ltd.'s payment obligations to its lender syndicate outstanding in respect of its initial loan facility of $40 million. Currently, $26 million remains outstanding in respect of this loan facility secured over the Eagle Otome, which will mature in March 2003 and which bears interest at a floating rate. Trilith is incorporated in Singapore, and we hold 65% of its shares.

    . Trilithon Shipping (which owns Eagle Subaru). NOL currently guarantees 65% of Trilithon Shipping Pte. Ltd.'s outstanding obligations in respect of its loan facility of $50 million. Currently, $29.6 million remains outstanding in respect of this facility which is secured by the Eagle Subaru. This loan facility will mature in March 2003 and bears interest at a floating rate. Trilithon is incorporated in Singapore, and we hold 65% of its shares.

    . Crystal Shipowning (which owns Eagle Auriga). NOL is currently the sole guarantor of Crystal Shipowning Pte. Ltd.'s remaining obligations, in respect of its loan facility of $36.5 million (subject to a 35% counter indemnity from our 35% joint venture partner). Currently, $4.2 million remains outstanding in respect of this facility which is secured by the Eagle Auriga. This loan facility will mature in January 2002 and bears interest at a floating rate. Crystal is incorporated in Singapore, and we hold 65% of its shares.

  NOL Guarantees of our Aframax Newbuilding Loan Payment Obligations

      Under letters of guarantee entered into by NOL in February 2001, NOL has agreed to guarantee our payment obligations in respect of our two loan facilities in the amount of $27 million each from Lepta Shipping Co., Ltd. (a wholly-owned subsidiary of Mitsui & Co. Ltd). These loans are expected to be disbursed in 2003 and are to be used to make final payment on our purchase of two newbuilding Aframax tankers. The loans are secured by the two tankers. These guarantee obligations fall away upon completion of this offering. However, NOL has agreed to provide an alternative performance guarantee if, following this offering: (a) NOL ceases to be our single largest shareholder, (b) as a result, NOL is no longer able to control our business operations and (c) we do not prepay all outstanding loans commitments. NOL currently receives no guarantee fee or other compensation for providing these guarantees on our behalf but will charge a guarantee fee of 0.125% per annum of our outstanding payment obligations under these loans if its guarantee obligations are re-instated. Material terms of these loan agreements include the triggering of an event of default resulting in an acceleration of our debt where:

    . we default in the payment of any debt due to the Mitsui group of companies; and

    . either we or NOL (if it remains as guarantor): (a) become subject to an insolvency event, (b) become unable to comply with the terms of these loan agreements and related financing documents, (c) cease to carry on a substantial part of their business, or (d) becomes subject to a material adverse change in its financial condition.

  Acquisition of the Eagle Memphis and the Eagle Milwaukee

      Until January 5, 2001 we leased the Eagle Milwaukee and the Eagle Memphis from Nepline Bhd, or Nepline, an affiliate of NOL. In August 2000, we agreed to acquire the two tankers from Nepline for a net aggregate consideration of $35.3 million. NOL held a 21% shareholding in Nepline as at December 31, 2000.

Inter-Company Loans

      We have historically entered into inter-company loan arrangements with affiliated companies within the NOL group. At present, there are no such inter-company loans outstanding, and we currently have no intention of entering into such arrangements in future, other than ordinary-course-of-business trade arrangements.

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

                             PRINCIPAL SHAREHOLDER

      Prior to the global offering, all of our outstanding common shares were owned by NOL. Immediately after the global offering, NOL will own approximately 73.4% of our common shares, or approximately 70.6% if the underwriters exercise their over-allotment option in full. None of our executive officers or directors currently owns any of our common shares. An aggregate of 2,500,000 common shares have been reserved for future grants to our directors, officers and employees under our share option plan.

      NOL is a Singapore-based company with extensive worldwide shipping and logistics operations. NOL owns or operates 96 vessels worldwide (exclusive of the 24 tankers forming our fleet). NOL has three core businesses: container liner shipping under the brand name APL, transportation logistics under the brand name APL Logistics and tankers (which it operates through us). NOL no longer owns or operates any crude oil tankers, other than through us.

      The terms of our common shares do not provide for differential voting rights.

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

                          DESCRIPTION OF CAPITAL STOCK

      We were incorporated in Bermuda on January 13, 1994 with limited liability under the Companies Act, 1981 of Bermuda. We are registered in the Bermuda Registry of Companies under company number EC19019. Our corporate objects as stated in our Memorandum of Association, permit us to engage in such activities as:

    . moving and transporting petroleum and hydro carbon products including oil and oil products;
    .  ship carriage of goods of all kinds;
    .  ship owners, managers, operators, and agents;
    . acquiring, owning, selling and chartering ships; and . acting as holding company for our investments.

      In addition, the Memorandum of Association includes a wide variety of other corporate purposes in which we are not currently engaged.

      Our authorized capital consists of 100,000,000 common shares, par value $1.00 per share. Upon completion of the global offering, there will be 25,376,544 outstanding common shares and outstanding options to purchase up to 700,000 common shares.

Common Shares

      The holders of common shares are entitled to receive dividends out of assets legally available for such purposes at times and in amounts as our board of directors may from time-to-time determine. Each shareholder is entitled to one vote for each common share held on all matters submitted to a vote of shareholders. The common shares are not entitled to preemptive rights and are not subject to conversion or redemption. Upon the occurrence of a liquidation or winding-up, the holders of common shares would be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities.

Material Provisions of Bermuda Law and Our Organizational Documents

      We are an exempted company organized under the Companies Act. The rights of our shareholders, including those persons who will become shareholders in connection with the global offering, are governed by Bermuda law and our Memorandum of Association and by-laws. The Companies Act differs in some material respects from laws generally applicable to U.S. corporations and their shareholders. The following is a summary of the material provisions of Bermuda law and our organizational documents. Bermuda law does not prohibit NOL from enacting changes in our Memorandum of Association or by-laws that would make it more difficult for other shareholders to gain control of us, including through staggering directorships or issuing preferred shares that become redeemable upon a change in control. Likewise, our Memorandum of Association and by-laws do not currently prohibit us from issuing such redeemable preferred shares. Our board of directors is authorized to issue redeemable preferred shares.

      Dividends. Under Bermuda law, a company may pay dividends that are declared from time to time by its board of directors unless there are reasonable grounds for believing that the company is or would, after the payment of the dividend, be unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts.

      Voting rights. Under Bermuda law, except as otherwise provided in the Companies Act or our by-laws, questions brought before a general meeting of shareholders are decided, on a poll, by a majority vote of shareholders present at the meeting. Our by-laws provide that, subject to the provisions of the Companies Act and as otherwise specifically provided in our by-laws, any question proposed for the consideration of the shareholders will be decided by a simple majority of the votes cast, on a show of hands, with each shareholder present (and each person holding proxies for any shareholder) entitled to one vote for each common share held by the shareholder unless a poll is demanded by (a) the chairman of the shareholders' meeting, or (b) at least three shareholders present in person or by proxy, or (c) a shareholder or shareholders, present in person or by proxy, holding an aggregate of not less than one tenth of the total voting rights of all shareholders, or (d) a shareholder or shareholders, present in person or by proxy, holding an aggregate of not less than one tenth of the total sum paid up on shares having a right to vote at the meeting.

     Rights in liquidation. Under Bermuda law, in the event of liquidation or winding-up of a company, after satisfaction in full of all claims of creditors and subject to the preferential rights accorded to any series of preferred shares, the proceeds of the liquidation or winding-up are distributed ratably among the holders of a company's common shares.

     Meetings of shareholders. Under Bermuda law, a company is required to convene at least one general shareholders' meeting each calendar year. Bermuda law provides that a special general meeting may be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote. Bermuda law also requires that shareholders be given at least five days' advance notice of a general meeting but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Under our by-laws, we must give each shareholder at least 14 days' notice of the annual general meeting and of any other special general meeting unless (a) all the shareholders entitled to attend and vote at the annual general meeting, or (b) in the case of a special general meeting, a majority in number of the shareholders having the right to vote at the meeting having not less than 95% of the nominal value of the shares giving that right, consent to a shorter period of notice.

     Under Bermuda law, the number of shareholders constituting a quorum at any general meeting of shareholders is determined by the by-laws of a company. Our by-laws provide that the presence in person or by proxy of the holders of more than one third of our issued common shares constitutes a quorum.

     Under Bermuda law, shareholders may act by written consent only if the written consent is unanimous.

     Access to books and records and dissemination of information. Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company's Certificate of Incorporation, its Memorandum of Association and any alteration to its Memorandum of Association. The shareholders have the additional right to inspect the bye-laws of a company, minutes of general meetings and a company's audited financial statements, which must be presented at the annual general meeting. The register of shareholders of a company is also open to inspection by shareholders without charge and by members of the general public on the payment of a fee. A company is required to maintain its share register in Bermuda but may, subject to the provisions of Bermuda law, establish a branch register outside Bermuda. We maintain a share register in Hamilton, Bermuda. A company is required to keep, at its registered office, a register of its directors and officers which is open for inspection for not less than two hours each day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

     Election or removal of directors. Under Bermuda law and our by-laws, directors are elected or appointed at the annual general meeting and serve until re-elected or re-appointed or until their successors are elected or appointed, unless they are earlier removed or resign. Cumulative voting for the election of directors is not provided for in our by-laws, which means that the holders of a majority of the common shares voted can elect all of the directors then standing for election.

     Under Bermuda law and our by-laws, a director may also be removed at a special general meeting of shareholders specifically called for that purpose, provided the director is served with at least 14 days' notice. The director has a right to be heard at that meeting. Any vacancy created by the removal of a director at a special general meeting may be filled at that meeting by the election of another director in his or her place or, in the absence of any such election, by the board of directors.

      Amendment of Memorandum of Association and by-laws. Bermuda law provides that the Memorandum of Association and by-laws of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the Memorandum of Association, other than an amendment which alters or reduces a company's share capital as provided in the Companies Act may also require the approval of the Minister of Finance of Bermuda, who may grant or withhold approval at his discretion.

      Under Bermuda law, the holders of an aggregate of at least 20% in par value of a company's issued share capital or any class of issued share capital have the right to apply to the Bermuda Court for an annulment of any amendment of the Memorandum of Association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company's share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Court. An application for the annulment of an amendment of the Memorandum of Association must be made within 21 days after the date on which the resolution altering the company's Memorandum of Association is passed and may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No such application may be made by persons voting in favor of the amendment.

      Appraisal rights and shareholder suits. Under Bermuda law, in the event of an amalgamation of two Bermuda companies, a shareholder who is not satisfied that fair value has been paid for his shares may apply to the Bermuda Court to appraise the fair value of his shares. The Companies Act requires the amalgamation agreement to be approved by the board of directors and, except where the amalgamation is between a holding company and one or more of its wholly owned subsidiaries or between the two or more wholly owned subsidiaries, by meetings of the holders of shares of each company and of each class of such shares.

      Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda Court, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in the violation of the company's Memorandum of Association or by-laws. Further consideration would be given by the Bermuda Court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company's shareholders than that which actually approved it.

      When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Bermuda Court for an order regulating the company's conduct of affairs in the future or compelling the purchase of the stock by any shareholder, by other shareholders or by the company.

Listing

      The common shares have been approved for listing on the New York Stock Exchange under the symbol "AEH", subject to official notice of issuance, and we have applied to have the SDRs listed on the Singapore Exchange Securities Trading Limited. The common shares will be listed on the New York Stock Exchange in U.S. dollars and settlement will take place through The Depository Trust Company in U.S. dollars.

Transfer Agent and Registrar

      American Stock Transfer & Trust Company will act as transfer agent and registrar for the common shares.

Certain Bermuda Company Considerations

      We are designated as non-resident of Bermuda for exchange control purposes by the Bermuda Monetary Authority whose permission has been obtained for the issuance of the common shares pursuant to the terms of the global offering to, and their subsequent transfer by, persons regarded as resident outside Bermuda for exchange control purposes to be effected without obtaining the specific consent for each issuance or transfer under the Exchange Control Act, 1972 and related regulations. Issues and transfers of common shares involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Exchange Control Act, 1972. In addition, prior to the global offering this prospectus will be filed with the Registrar of Companies in Bermuda in accordance with Bermuda law.

      In granting this permission and upon accepting this prospectus for filing, the Bermuda Monetary Authority and the Registrar of Companies in Bermuda will accept no responsibility for the financial soundness of any proposals or for the correctness of any of the statements made or opinions expressed with regard to them.

      There are no limitations on the rights of non-Bermuda owners of the common shares to hold or vote their common shares. Because we have been designated as non-resident for Bermuda exchange control purposes, there are no restrictions on our ability to transfer funds in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares, other than in respect of local Bermuda currency.

      In accordance with Bermuda law, share certificates are only issued in the names of corporations or individuals. In the case of an applicant acting in a special capacity (for example, as an executor or trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity, we are not bound to investigate or incur any responsibility in respect of the proper administration of any such estate or trust.

      We will not be bound to see to the execution of any trust applicable to any of our common shares whether or not we had notice of such trust.

      As an "exempted company", we are exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company, we may not participate in certain business transactions including:

    . the acquisition or holding of land in Bermuda without the express authorization of the Bermuda legislature;

    . the taking of mortgages on land in Bermuda to secure an amount in excess of 50,000 Bermuda dollars without the consent of the Minister of Finance of Bermuda;

    . the acquisition of securities created or issued by, or any interest in, any local company or business, other than certain types of Bermuda government securities or securities of another "exempted" company, partnership or other corporation resident in Bermuda but incorporated abroad; and

    . the carrying on of business of any kind in Bermuda, except in so far as may be necessary for the carrying on of its business outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

      The Bermuda government actively encourages foreign investment in "exempted" entities like us that are based in Bermuda but do not operate in competition with local business. In addition to having no restrictions on the degree of foreign ownership, we are not subject either to taxes on our income or dividends nor to any foreign exchange controls in Bermuda. In addition, there is no capital gains tax in Bermuda, and profits can be accumulated by us, as required, without limitation. There is no income tax treaty between the United States and Bermuda pertaining to the taxation of income other than applicable to insurance enterprises.

      There is no minimum subscription which must be raised by the issue of the common shares pursuant to the global offering in order to provide for the matters listed in Section 28 of the Companies Act.

                        SHARES ELIGIBLE FOR FUTURE SALE

      Prior to the global offering, there has not been any market for the common shares, and no prediction can be made as to the effect, if any, that sales of common shares or the availability of such shares for sale will have on the market price of the common shares prevailing from time to time. Sales of substantial amounts of the common shares in the public market, or the perception that such sales may occur, could have an adverse impact on the market price of the common shares.

      Upon completion of the global offering, we will have 25,376,544 common shares issued and outstanding (including common shares represented by SDRs), assuming the underwriters do not exercise their over-allotment option. The 6,750,000 common shares sold in the global offering (including common shares represented by SDRs) will be freely tradable in the United States, except that any common shares held by "affiliates" as defined under Rule 144 under the Securities Act may only be sold in compliance with the limitations described below. The remaining 18,626,544 common shares are held by NOL and are deemed "restricted securities" under Rule 144 and may be sold in the United States only if registered or if they qualify for an exemption from registration under the Securities Act, including Rule 144 or Regulation S.

      In general, under Rule 144 as currently in effect, if one year has elapsed since the later of the date of acquisition of restricted common shares from our company or any of our affiliates, the purchaser or subsequent holder of the common shares is entitled to sell within any three-month period a number of common shares that does not exceed the greater of:

    . 1% of our then outstanding common shares (including common shares represented by SDRs); or

    . the average weekly trading volume of our common shares (including common shares represented by SDRs) on all national exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the date on which notice of the sale is filed with the U.S. Securities and Exchange Commission.

Sales by our affiliates are subject to these same volume limitations.

      Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about our company. If two years have elapsed since the later of the date of acquisition of restricted common shares from our company or from any of our affiliates, and the purchaser or subsequent holder of those common shares is deemed not to have been our affiliate at any time during the 90 days preceding a sale, that person would be entitled to sell their common shares in the public market under Rule 144(k) without regard to the volume limitations, manner-of-sale provisions, notice requirements or public information requirements.

      The following chart sets out the number of shares that are freely tradable at various times after the completion of the offering:

                                                After     After       After
                                               90 days   180 days  one year (1)
                                              --------- ---------- ------------
   Freely tradable shares(1)(2).............. 6,750,000  7,003,765   7,511,295
   Affiliate shares available for sale (3)...         0 18,372,779  17,865,249

--------
(1) After the 180-day lock-up period agreed with the underwriters, affiliate shares available for sale will become freely tradable in an amount that, over any three-month period, will equal at least 1% of the then outstanding shares, and may exceed this amount depending on the history of the weekly trading volume at time of sale.
(2) Assumes no exercise of the underwriters over-allotment option.
(3) Available for sale only in a registered offering or pursuant to an exemption from registration under the Securities Act. Assumes no exercise of shares under the share option plan.

      NOL and we and our officers and directors have agreed, for a 180-day period after the date of this prospectus, not to offer, sell, pledge or otherwise dispose of, directly or indirectly, or announce the offering of, any of our common shares or any security convertible into or exercisable or exchangeable for, our common shares without the prior written consent of Salomon Smith Barney Inc.

      In addition, NOL has informed us that it intends to maintain a majority shareholding in our company. We are not aware of any plans by NOL to dispose of significant amounts of shares. We cannot assure you, however, that NOL will not dispose of a significant amount of shares after the lock-up period.

                                    TAXATION

Bermuda Tax Considerations

      In the opinion of Cox, Hallet & Wilkinson, our Bermuda tax counsel, the following discussion sets forth the material Bermuda income-tax consequences to us and to holders of our shares.


  Our taxation

      We are currently exempt from taxation in Bermuda. Bermuda law allows us to receive assurances from the Minister of Finance as to our tax-free status going forward. Accordingly, we have received an assurance from the Minister of Finance of Bermuda to the effect that, in the event that any legislation is enacted in Bermuda that imposes:

    .  tax computed on profits or income,

    .  tax computed on any capital asset, gain or appreciation, or

    .  tax in the nature of estate duty or inheritance tax,

then the imposition of any such tax will not be applicable to us or any of our operations or our shares, debentures or other obligations until March 28, 2016. These assurances are subject to the proviso that they are not construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act, 1967 of Bermuda or otherwise payable in relation to any land leased to us in Bermuda.

      We are required to pay a fixed annual Bermuda government fee currently in the amount of $9,345.

  Taxation to our holders of common shares

      Currently, there is no Bermuda withholding tax on dividends paid by us or tax on capital gains.

U.S. Tax Considerations

      In the opinion of Cadwalader, Wickersham & Taft, our U.S. tax counsel, the following discussion sets forth the material U.S. federal income-tax consequences to us and to holders of our shares. The discussion is based upon current provisions of the Internal Revenue Code of 1986, or the Code, legislative history, treasury regulations, administrative rulings and court decisions. These laws and regulations are subject to change, and any change could affect the continuing accuracy of this discussion. We have not obtained a ruling from the Internal Revenue Service, or IRS, on the matters discussed below, and the views expressed below have no binding effect on the IRS. We cannot assure you that our conclusions below would be sustained by a court of law if challenged by the IRS.

  Our taxation

      As discussed below, we believe that income from our voyaging and time-charter business is currently exempt from U.S. taxation and should continue to be so exempt even if currently proposed regulations are promulgated in their present form. In addition, we believe that income from our lightering business is currently exempt from U.S. taxation, although that exemption could terminate in part under the proposed regulations if promulgated in their current form. These views are highly qualified, as described in detail below.

      The Tax Reform Act of 1986, or the 1986 Act, significantly changed the U.S. federal income tax treatment of income from shipping operations. Certain of the relevant provisions of the 1986 Act have not yet been subject to judicial or final administrative interpretation. However, in February 2000, the IRS issued proposed regulations (the "Proposed Regulations") interpreting the exemption for certain shipping income provided by section 883 of the Code. The Proposed Regulations are proposed to be effective for taxable years ending 30 days or more after they are finalized and thus are not currently in effect. If finalized as proposed, however, they could apply to our 2001 taxable year.

      Under section 883 of the Code, certain foreign corporations are exempt from U.S. federal income taxes on (or in respect of) U.S.-source shipping income. A foreign corporation can qualify for the section 883 exemption if (i) the foreign country in which the corporation is organized grants an equivalent exemption for income from the international operation of ships ("International Shipping Income") of sufficiently broad scope to U.S. corporations ("Equivalent Exemption") and (ii) more than 50% in value of the stock of the corporation is directly or indirectly owned by individuals who are residents of one or more foreign countries that grant an Equivalent Exemption (the "Stock Ownership Test"). In applying the Stock Ownership Test to a corporate shareholder, stock of a foreign corporation (i) that is organized in a foreign country that grants an Equivalent Exemption and (ii) whose stock is primarily and regularly traded on an established securities market in the United States or in a foreign country which grants an Equivalent Exemption (the "Publicly Traded Test") is deemed to be owned by individuals resident in the Equivalent Exemption country of organization ("Deemed Ownership Rule"). In addition, a foreign corporation which derives International Shipping Income that itself is organized in an Equivalent Exemption jurisdiction and meets the Publicly Traded Test qualifies for the exemption without regard to whether its shareholders actually satisfy the Stock Ownership Test.

      Our U.S. tax counsel has advised us that our International Shipping Income will qualify for exemption from U.S. federal income taxation under section 883 of the Code. This conclusion is based upon (1) an IRS revenue ruling holding that Bermuda, the country where we are organized, and Singapore, the country where NOL is organized and where its stock is traded, are Equivalent Exemption jurisdictions, (2) NOL owning more than 50% of the value of our stock, and (3) the assumption, based upon information provided by NOL, that NOL satisfies, and will continue to satisfy, the Publicly Traded Test such that all of the stock of NOL, and therefore more than 50% of our stock, is deemed to be owned by individuals resident in Singapore under the Deemed Ownership Rule.

      The Proposed Regulations provide a "Closely-Held Exception" to the Publicly Traded Test if persons who own at least 5% of the value of the outstanding shares of a foreign corporation's stock own, in the aggregate, 50% or more of the value of the foreign corporation's stock. The assumption of our U.S. tax counsel described in clause (3) of the previous paragraph is based on
(a) the fact that NOL has not received notices of 5% or greater ownership by NOL shareholders under section 82 of Chapter 50 of the Singapore Companies Act that aggregate 50% or more of NOL's stock and (b) the content of notices of beneficial ownership of NOL stock received from nominee company holders of NOL stock under section 92 of the Singapore Companies Act. As a result, the Closely-Held Exception should not apply to NOL.

      However, while it is possible that the Proposed Regulations will be finalized with certain modifications to the Publicly Traded Test that would make our qualification for the section 883 exemption even more certain, it is possible that the Proposed Regulations could be finalized in a fashion that could adversely affect our qualification for the exemption. Further, because the definitions of 5% shareholders are not identical under the Singapore Companies Act and the Proposed Regulations, there is a theoretical but small possibility that there could be 5% shareholders under the Proposed Regulations that are not 5% shareholders under the Singapore Companies Act. In addition, future changes in our stock ownership could occur that could cause us to cease to qualify for the exemption.

      Our U.S. tax counsel has advised us that our income from lightering operations in the U.S. Gulf is International Shipping Income and therefore is exempt under section 883 of the Code. However, the Proposed Regulations take the contrary view. While it is possible that this IRS interpretation may be changed in the finalized regulations, if the Proposed Regulations' interpretation were to be adopted without change, and if the IRS interpretation were to be sustained by the courts, the income from our lightering operations in the U.S. Gulf would be subject to U.S. tax. The following discussion describes how we would be taxed if section 883 did not apply to our lightering income or to our other shipping income.

      Section 887 of the Code imposes a 4% gross basis tax (without allowance for deductions) on "United States source gross transportation income", which is transportation income treated as being from U.S. sources under section 863(c)(2) of the Code. Under section 863(c)(2) of the Code, 50% of transportation income which begins or ends in the United States (but not both) is U.S. source ("50/50 sourcing") and is potentially subject to the 4% tax (if the section 883 exemption does not apply). In addition, income that is effectively connected with the conduct of a trade or business in the United States ("effectively connected income") is not subject to tax under section 887 of the Code. Our income subject to 50/50 sourcing would not be treated as effectively connected income under section 887(b)(4) of the Code because substantially all of our U.S. source gross transportation income would not be attributable to regularly scheduled transportation under section 887 (b)(4) of the Code. Consequently, in 2000, if the section 883 exemption had not applied to us, a maximum of 50% of our gross revenues would have been subject to the 4% tax (not taking into account income from our U.S. Gulf lightering operations, which is addressed separately below.)

      If the section 883 exemption were not to apply to our lightering operations in the U.S. Gulf, our U.S. tax counsel has advised us that 50/50 sourcing would apply to our income from lightering operations so that such income also would be subject to the 4% tax. However, the IRS position in the Proposed Regulations appears to be that income from such lightering operations is not subject to 50/50 sourcing and is instead 100% U.S.-source income and effectively connected income. If the IRS interpretation were sustained by the courts, then 100% of our income from lightering operations in the U.S. Gulf would be treated as U.S.-source income and would be subject to regular corporate tax rates of up to 35% (after allowance for deductions, provided that a timely income tax return were filed), and an additional branch profits tax of 30% on after-tax profits not timely reinvested in our U.S. business. In addition, some of the interest paid or accrued by us could be subject to 30% U.S. branch interest taxes. In 2000, U.S. source income from such lightering operations constituted approximately 19% of our gross revenues.

      We currently own two subsidiaries organized in the United States, American Eagle Tankers Agencies, Inc. and its wholly owned subsidiary, Pelican Offshore Services Company, Inc. These subsidiaries provide shipping services and lease U.S. real property to us. These subsidiaries are subject to regular rates of U.S. corporate tax of up to 35%, after allowance for deductions, on fees and rents derived from us, as determined on an arm's length basis. Any dividends paid to us by these subsidiaries would be subject to a U.S. withholding tax of 30%. We do not believe that the taxes that may be imposed on the income of these subsidiaries would have a material effect on our worldwide earnings.

  Taxation to our holders of common shares

      The following is a discussion of certain U.S. federal income tax consequences of the purchase of our common shares without regard to the particular facts and circumstances of each holder. Generally, this discussion considers only holders who own our common shares as capital assets. This discussion generally does not discuss all aspects of U.S. federal income taxation which may be important to particular holders in light of their individual investment circumstances, such as banks, tax-exempt entities, insurance companies, regulated investment companies, currency or securities dealers, traders in securities who elect mark-to-market tax treatment, investors liable for alternative minimum tax, persons that hold our common shares as part of a straddle, "hedge," or "conversion transaction" with other investments, persons that own 10% or more of our voting stock and persons whose functional currency is not the U.S. dollar. This discussion also assumes that any dividends will be payable, and sales and exchanges of our common shares will be effected, in U.S. dollars.

      The discussion below does not address potential tax effects relevant to us or those tax considerations that depend upon circumstances specific to each investor. Purchasers of our common shares should therefore satisfy themselves as to the overall tax consequences of their ownership of our common shares, including the state, local and foreign tax consequences thereof (which are not reviewed herein). We urge you to consult your own tax advisors with respect to your particular circumstances.

      As used herein, the term U.S. holder means a beneficial owner of our common shares who is

          (i) A citizen or individual resident of the United States;

          (ii) A corporation or partnership created or organized in or under the laws of the United States or any state thereof (including the District of Columbia);

          (iii) An estate, the income of which is subject to U.S. federal income taxation regardless of its source;

          (iv) A trust, if both

                (a) a U.S. court is able to exercise primary supervision over the administration of the trust, and

                (b) one or more of U.S. persons have the authority to control all substantial decisions of the trust; or

          (v) A trust that elected to be treated as a U.S. person.

      A non-U.S. holder is a beneficial owner of our common shares who is not a U.S. holder. Except to the limited extent discussed below, this summary does not consider the U.S. tax consequences to a non-U.S. holder.

  U.S. Holders

      Dividends paid by us on our common shares will be taxable to U.S. holders as ordinary income to the extent such dividends are paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Any distribution by us in excess of our current and accumulated earnings and profits will be treated first as a return of capital, which will reduce the U.S. holder's adjusted tax basis in our common shares (but not below zero). To the extent such a distribution exceeds the U.S. holder's adjusted tax basis in our common shares, the distribution will constitute capital gain from the sale or exchange of property. Dividends received on our common shares by a corporate holder generally will not be eligible for the dividends received deduction.

      For foreign tax credit purposes, we expect that dividends paid on our common shares will be treated as foreign source income and generally will constitute passive income. To the extent that foreign tax were to be imposed on the distribution of such dividends and that tax were a creditable tax for U.S. federal income tax purposes, U.S. holders would be required to take into account the gross amount of the distribution under the rules set forth in the preceding paragraph, and U.S. holders would have the option of claiming the amount of any income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit, subject to certain limitations against their U.S. federal income tax liability.

      A U.S. holder will, upon the sale or exchange of our common shares, recognize capital gain or a loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. holder's adjusted tax basis in our common shares. Such gain or loss will be long-term capital gain or loss if our common shares were held for more than one year. A non-corporate U.S. holder, including an individual, generally will be subject to tax on the net amount of his or her long-term capital gain at a maximum rate of

          (i) 20% if our common shares are held for more than one year; and

          (ii) 18% if our common shares are held for more than five years.

      Special rules (and generally lower maximum rates) apply for individuals whose taxable income is below certain levels. Gain realized by a U.S. holder on the sale or other disposition of our common shares in most cases will be treated as income from U.S. sources for purposes of applicable foreign tax credit limitations. The deductibility of capital losses is subject to certain limitations.

      U.S. federal income tax law contains special rules regarding the tax treatment of U.S. persons who own stock in a foreign corporation that is classified under the Code as a foreign personal holding company, or

FPHC; a controlled foreign corporation, or CFC; or a passive foreign investment company, or PFIC. Based upon the expected distribution of our common shares among holders, and, in the case of the FPHC provisions, the income that we expect to derive, we do not expect to be a CFC or an FPHC. In any case, even if we were a CFC, you would not have any adverse tax consequences unless you owned 10% or more of our voting stock.

      We could be classified as a PFIC if we met either an income test or an asset test. The income test would be met if 75% or more of our gross income were "passive income" (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income, such as shares of stock, subject to certain exceptions). The asset test would be met if at least 50% of the quarterly average value of our assets produced, or were held for the production of, passive income. Based upon the present and anticipated composition of income and assets, we believe that we currently are not a PFIC, and we do not expect to be classified as a PFIC in the future.

      If, contrary to our expectations, we were classified as a PFIC, notwithstanding the above-described rules regarding distributions and dispositions, special rules would apply to certain U.S. holders (or to the direct or indirect beneficial owners of certain non-U.S. holders). Each U.S. person who is treated as owning our common shares for the purposes of the PFIC rules would be subject to special U.S. tax rules that, in general, impose either a tax at ordinary income rates plus an interest charge on certain "excess distributions", a tax on undistributed income (if a "qualified electing fund" election is made), or a tax at ordinary income rates on fluctuations in the market value of our common shares (if a "mark to market" election is made).

      Persons who are considering purchasing our common shares should be aware that if, contrary to our expectations, we were classified as a PFIC, we might not be able or willing to satisfy record-keeping requirements that would enable U.S. persons to make a "qualified electing fund" election. Potential purchasers should consult their tax advisers with respect to how the PFIC rules could affect their tax situation.

      A U.S. holder may be subject to backup withholding at the rate of 31% with respect to certain payments to such holder, such as proceeds of a sale, redemption or other disposition of our common shares, and dividends thereon, unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates that fact or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with any applicable requirements. In addition, such payments, including dividends, may be subject to information reporting. Any amount actually withheld may be credited against the holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

  Non-U.S. Holders

      Except as described below, a non-U.S. holder generally will not be subject to U.S. federal income tax on dividends paid on our common shares unless such dividends are effectively connected income and, if certain treaty provisions apply, are attributable to a U.S. permanent establishment. In addition, except as described below, a non-U.S. holder will not be subject to U.S. federal income tax on gain recognized upon the sale or exchange of our common shares unless (i) the gain is effectively connected and, if certain treaty provisions apply, is attributable to a U.S. permanent establishment or,
(ii) in the case of a non-U.S. holder who is a nonresident alien individual, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met. Non-U.S. holders should also consult applicable income tax treaties, if any, which may exempt them from U.S. taxation on any such gain.

      Non-U.S. holders generally may be subject to information reporting and backup withholding at a rate of 31% with respect to payment within the United States of dividends on our common shares or payment of proceeds from the disposition of our common shares to or through the U.S. office of a U.S. or foreign broker, unless the holder provides a taxpayer identification number, certifies as to its foreign status on IRS Form W-8BEN or other applicable form, or otherwise establishes an exemption. With respect to the payment by a foreign office of a broker of proceeds from the disposition of our common shares, or to payment of dividends on our common shares outside of the United States, non-U.S. holders in some instances also may be subject to information reporting and backup withholding. Even where applicable, however, such backup withholding and information reporting can be avoided where the holder provides a taxpayer identification number, certifies as to its foreign status, or otherwise establishes an exemption.

Taxation Outside of Bermuda and the United States

      We also may be subject to tax in any country our tankers visit. We do not believe that any such tax will have a material effect on our worldwide earnings.

                                  UNDERWRITING

      The global offering consists of:

    . an offering of a total of 4,725,000 common shares in the United States and Canada, and

    . an offering of a total of 2,025,000 common shares, directly or in the form of SDRs, outside the United States and Canada.

      Salomon Smith Barney Inc. is the global coordinator and sole book running manager of the global offering. Salomon Smith Barney Inc., ABN AMRO Rothschild LLC and Morgan Stanley & Co. Incorporated are acting as representatives of the U.S. underwriters named below. Salomon Brothers International Limited, ABN AMRO Rothschild and Morgan Stanley & Co. International Limited are acting as representatives of the international underwriters named below. The Development Bank of Singapore Ltd is acting as sponsor to the secondary listing in Singapore.

      Subject to the terms and conditions stated in the U.S. underwriting agreement dated the date of this prospectus, each U.S. underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of common shares set forth opposite the underwriter's name.

                                                                     Number of
                             Underwriter                           Common Shares
                             -----------                           -------------
   Salomon Smith Barney Inc.......................................
   ABN AMRO Rothschild LLC........................................
   Morgan Stanley & Co. Incorporated..............................
                                                                     ---------
     Total........................................................   4,725,000
                                                                     =========

      Subject to the terms and conditions stated in the international underwriting agreement dated the date of this prospectus, each international underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of common shares (including common shares represented by SDRs) set forth opposite the international underwriter's name.

                                                                     Number of
                             Underwriter                           Common Shares
                             -----------                           -------------
   Salomon Brothers International Limited.........................
   ABN AMRO Rothschild............................................
   Morgan Stanley & Co. International Limited.....................
   The Development Bank of Singapore Ltd..........................
                                                                     ---------
     Total........................................................   2,025,000
                                                                     =========

      The U.S. and international underwriting agreements provide that the obligations of the underwriters to purchase the common shares included in the global offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the common shares pursuant to their respective agreements (other than those covered by the over-allotment option described below) if they purchase any of them. The offering price per common share for the U.S. offering and the international offering are identical. In addition, the U.S. and the international offerings are each conditioned on the closing of the other.

      The U.S. underwriters propose to offer some of the common shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the common shares to dealers at the public offering price less a concession not to exceed $ per share. The U.S. underwriters may
allow, and dealers may reallow, a concession not to exceed $    per share on
sales to other dealers. If all of the common shares are not sold at the initial offering price, the U.S. representatives may change the public offering price and the other selling terms. The U.S. representatives have advised us that the U.S. underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,012,500 additional common shares (directly or in the form of SDRs) at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with the global offering. To the extent the option is exercised, each underwriter must purchase a number of additional common shares (directly or in the form of SDRs) approximately proportionate to that underwriter's initial purchase commitment.

      The underwriters for each of the offerings have entered into an agreement in which they agree to restrictions on where and to whom they and any dealer purchasing from them may offer common shares or SDRs. The underwriters also have agreed that they may sell common shares between their respective underwriting syndicates. The number of common shares actually allocated to each offering may differ from the amount offered due to reallocation between the U.S. and the international offerings.

      The SDRs have not been registered under the U.S. Securities Act of 1933 or any state securities laws and are not being offered in the United States or to U.S. persons (as defined under Regulation S under the U.S. Securities Act).

      NOL, we and our officers and directors have agreed, for a period of 180 days from the date of this prospectus, not to dispose of or hedge any of our common shares or any securities convertible into or exchangeable for our common shares without the prior written consent of Salomon Smith Barney Inc. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

      Prior to the global offering, there has been no public market for our common shares or the SDRs. Consequently, the initial public offering price for the common shares and the SDRs was determined by negotiations between us and the underwriters. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the common shares or the SDRs will sell in the public market after the global offering will not be lower than the initial public offering price or that an active trading market in the common shares or the SDRs will develop and continue after the global offering.

      The common shares have been approved for listing on the New York Stock Exchange under the symbol "AEH", subject to official notice of issuance. The underwriters have undertaken to sell common shares to a minimum of 2,000 beneficial owners in lots of 100 or more common shares to meet the New York Stock Exchange distribution requirements for trading.

      The following table shows the underwriting discounts and commissions that we are to pay to the underwriters (except the Development Bank of Singapore with respect to sales in Singapore) in connection with the global, offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common shares.

                                                                  Paid by us
                                                               -----------------
                                                                  No      Full
                                                               Exercise Exercise
                                                               -------- --------
   Per Common Share...........................................  $        $
   Total......................................................  $        $

      We have agreed to pay The Development Bank of Singapore Ltd underwriting
and selling commissions of $   per common share, or a total of approximately
$    , with respect to sales in Singapore to non-institutional investors.

      In connection with the global offering, Salomon Smith Barney Inc. and Salomon Brothers International Limited, on behalf of the underwriters, may purchase and sell common shares or SDRs in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common shares or SDRs in excess of the number of common shares (including common shares in the form of SDRs) to be purchased by the underwriters in the global offering, which creates a syndicate short position. "Covered" short sales are sales of common shares or SDRs made in an amount up to the number of common shares represented by the underwriters' over-allotment option. In determining the source of common shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of common shares or SDRs available for purchase in the open market as compared with the price at which they may purchase common shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of common shares or SDRs in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of common shares or SDRs in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing common shares or SDRs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares or SDRs in the open market after pricing that could adversely affect investors who purchase in the global offering. Stabilizing transactions consist of bids for or purchases of common shares or SDRs in the open market while the global offering is in progress.

      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc. repurchases common shares or SDRs originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of the common shares or SDRs. They may also cause the price of the common shares or SDRs to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange, the Singapore stock exchange, in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

      We estimate that the total expenses of the global offering will be $3.0 million.

      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of common shares to underwriters for sale to their online brokerage account holders. The representatives will allocate common shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, common shares may be sold by the underwriters to securities dealers who resell common shares to online brokerage account holders.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

                  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      We estimate the expenses in connection with the global offering, other than underwriting discounts and commissions, as follows:

Securities and Exchange Commission registration fee................. $   37,842
New York Stock Exchange listing fee.................................    161,600
NASD filing fee.....................................................     15,637
Singapore stock exchange listing fee................................     11,381
Singapore Registry of Companies and Businesses registration fee.....      2,699
Printing and engraving expenses.....................................    600,000
Legal fees and expenses.............................................    841,000
Auditors' fees and expenses.........................................    750,000
Blue Sky fees and expenses..........................................      7,000
Miscellaneous costs.................................................    572,841
                                                                     ----------
  Total............................................................. $3,000,000
                                                                     ==========

      All amounts are estimated except the Securities and Exchange Commission registration fee, the New York Stock Exchange listing fee and the NASD filing fee.

                                 LEGAL MATTERS

      Certain legal matters will be passed upon for us by Milbank, Tweed, Hadley & McCloy LLP, New York and Singapore, Allen & Gledhill, Singapore and Cox Hallett Wilkinson, Hamilton, Bermuda and for the underwriters by Shearman & Sterling Stamford, Singapore. Tax matters will be passed upon for us by Cadwalader, Wickersham & Taft, New York. Milbank, Tweed, Hadley & McCloy LLP and Shearman & Sterling may rely upon Cox Hallett Wilkinson with respect to all matters of Bermuda law, including the validity of the common shares.

                            INDEPENDENT ACCOUNTANTS

      Our financial statements as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, which are included in this prospectus, have been so included in reliance on the reports of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting. Their business address is 8 Cross Street #17-00, PWC Building, Singapore 048424.

                      WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form F-1, which includes amendments, exhibits, schedules and supplements with respect to the common shares offered by this prospectus. Although this prospectus, which is a part of the registration statement, contains all material information included in the registration statement, part of the registration statement has been omitted from this prospectus as permitted by the SEC. For further information with respect to our company and the common shares offered by this prospectus, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete, and where the contract or other document is an exhibit to the registration statement, each such statement is qualified in all respects by the provisions of the applicable exhibit, to which reference is now made.

      Upon completion of the global offering, we will be subject to the information requirements of the Securities Exchange Act of 1934 that are applicable to foreign private issuers. As a result, we will be required to file reports, including annual reports on Form 20-F, reports on Form 6-K and other information with the SEC. We currently intend to submit to the SEC quarterly reports on Form 6-K which will include unaudited quarterly financial information, within 45 days for the first three quarters of each fiscal year, in addition to our annual report on Form 20-F which will include audited annual financial information within 90 days.

      These reports and other information filed or to be filed by us can be inspected and copied at the public reference facilities maintained by the SEC at:

           Judiciary Plaza                  Seven World Trade Center
       450 Fifth Street, N.W.                      13th Floor
              Room 1024                     New York, New York 10048
       Washington, D.C. 20549

                           Northwestern Atrium Center
                            500 West Madison Street
                                   Suite 1400
                          Chicago, Illinois 60661-2511

      Copies of these materials can also be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates.

      The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are not required to use the EDGAR system, but currently intend to do so in order to make our reports available over the Internet.

      Upon approval of the common shares for listing on the New York Stock Exchange, our periodic reports and other information may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      As a foreign private issuer, we will be exempt from the rules under the Securities Exchange Act prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Securities Exchange Act.

               SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES

      We are a Bermuda company, and most of our assets are seaborne and may at any given time be located outside the United States. As a result, it may be difficult for our shareholders to serve notice of a lawsuit on us within the United States. In addition, three of our seven directors are resident outside the United States and may possess few if any assets in the United States, and it may be difficult for you to serve process against any of those individuals or to collect on any judgment issued against those individuals by a U.S. court.

      It may also be difficult for our shareholders to enforce, in Bermuda, judgments obtained in U.S. courts. We have been advised by our legal counsel in Bermuda, Cox Hallett Wilkinson, that there is some doubt as to the enforcement in Bermuda, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated upon U.S. federal securities laws (including civil liabilities under such laws), although Bermuda courts will generally enforce foreign judgments for liquidated amounts in civil matters subject to certain conditions and exceptions.

      We have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising out of the global offering. We have appointed our chief financial officer, Gregory A. McGrath, to accept service of process in any such action.

      This prospectus has been filed with the Registrar of Companies in Bermuda pursuant to Part III of the Companies Act and the Bermuda Monetary Authority has given its consent to the issue and transfer of the common shares offered in the global offering. In accepting this prospectus for filing and granting the appropriate approvals or permissions, the Registrar of Companies and the Bermuda Monetary Authority accept no responsibility for the financial soundness of any proposals or for the correctness of any statements made or opinions expressed with regard to them. Approvals or permissions received from the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to performance or our creditworthiness. As a result, in giving such approvals or permissions, the Bermuda Monetary Authority shall not be liable for our performance or our default or for the correctness of any opinions or statements expressed in this prospectus.

                             AMERICAN EAGLE TANKERS
                       INDEX TO THE FINANCIAL STATEMENTS

Audited Financial Statements
Report of Independent Accountants........................................  F-2
Combined Balance Sheet as of December 31, 1999 and Consolidated Balance
 Sheet as of
 December 31, 2000.......................................................  F-3
Combined Statements of Operations for the years ended December 31, 1998,
 1999 and 2000...........................................................  F-4
Combined Statements of Shareholders' Equity as of December 31, 1998 and
 1999 and
 Consolidated Statement of Shareholders' Equity as of December 31, 2000..  F-5
Combined Statements of Cash Flows for the years ended December 31, 1998,
 1999 and 2000...........................................................  F-6
Notes to the Financial Statements for the years ended December 31, 1998,
 1999 and 2000...........................................................  F-7
Unaudited Financial Statements
Audited Consolidated Balance Sheet as of December 31, 2000 and Unaudited
 Consolidated
 Balance Sheet as of March 31, 2001...................................... F-28
Unaudited Combined Statement of Operations for the three months ended
 March 31, 2000 and Unaudited Consolidated Statement of Operations for
 the three months ended March 31, 2001................................... F-29
Unaudited Combined Statement of Cash Flows for the three months ended
 March 31, 2000 and Unaudited Consolidated Statement of Cash Flows for
 the three months ended March 31, 2001................................... F-30
Notes to the Unaudited Financial Statements.............................. F-31

Report of Independent Accountants

To the Board of Directors and Shareholders of American Eagle Tankers Inc.
Limited:

      In our opinion, the accompanying combined balance sheet as of December 31, 1999, the consolidated balance sheet as of December 31, 2000 and the related combined statements of operations, shareholders' equity and cash flows for the years ended December 31, 1998, 1999 and 2000 present fairly, in all material respects, the combined financial position of American Eagle Tankers Inc. Limited and the NOL Tanker Businesses as of December 31, 1999, the consolidated financial position of American Eagle Tankers Inc. Limited and its subsidiaries as of December 31, 2000, and the combined results of the operations and cash flows of American Eagle Tankers and the NOL Tanker Businesses for each of the years ended December 31, 1998, 1999 and 2000, in conformity with generally accepted accounting principles in the United States. These financial statements are the responsibility of the management of American Eagle Tankers; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers
Singapore

March 21, 2001

                             AMERICAN EAGLE TANKERS

               COMBINED BALANCE SHEET AS OF DECEMBER 31, 1999 AND
               CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2000
                          In thousands of U.S. dollars

                                                         As of December 31,
                                                      -------------------------
                                                         1999         2000
                                                      (combined) (consolidated)
                                                      ---------- --------------
ASSETS
Current assets:
 Cash and cash equivalents (Note 4)..................  $ 54,935     $ 62,205
 Accounts receivable, net of allowances of $80 and
  $500 as of December 31, 1999 and 2000,
  respectively.......................................    12,168       21,632
 Amounts due from NOL and NOL affiliates (Note 11)...    32,056        7,161
 Inventories.........................................     5,857        6,233
 Prepaid expenses and other receivables..............     2,514        3,213
                                                       --------     --------
  Total current assets...............................   107,530      100,444
Equity investments in a joint venture (Note 5).......    11,770       16,633
Vessels and other properties, net (Note 6)...........   381,506      447,372
Deferred expenditure, net............................     7,027        6,862
Other non-current assets.............................     6,417        6,721
                                                       --------     --------
    Total assets.....................................  $514,250     $578,032
                                                       ========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Accounts payable....................................  $  2,787     $  3,121
 Accrued expenses and other current liabilities (Note
  7).................................................    12,989       15,095
 Amount due to NOL and NOL affiliates (Note 11)......     5,476       63,076
 Current portion of long term debt (Note 8)..........    10,648        6,648
 Income taxes payables...............................       432          562
                                                       --------     --------
  Total current liabilities..........................    32,332       88,502
Long-term debt, net of current portion (Note 8)......   234,851      179,291
Other non-current liability..........................     8,560       12,475
                                                       --------     --------
    Total liabilities................................   275,743      280,268
                                                       --------     --------
Commitments and contingencies (Note 13)..............
Minority interest....................................    15,065       14,036
Shareholders' equity:
 Common shares.......................................     6,747       18,627
 Share premium.......................................        --       54,120
 Additional paid-in capital..........................    60,790      209,706
 Retained earnings...................................    10,669        1,275
 Deferred stock compensation.........................       (17)          --
                                                       --------     --------
 American Eagle Tanker Inc. Limited shareholders'
  equity.............................................    78,189      283,728
 Net assets of contributed NOL Tanker Businesses.....   145,253           --
                                                       --------     --------
    Total shareholders' equity.......................   223,442      283,728
                                                       --------     --------
    Total liabilities and shareholders' equity.......  $514,250     $578,032
                                                       ========     ========

   The accompanying notes are an integral part of these financial statements.

                             AMERICAN EAGLE TANKERS

                       COMBINED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
         In thousands of U.S. dollars, except share and per share data

                                                Year Ended December 31,
                                            ----------------------------------
                                               1998        1999        2000
                                            (combined)  (combined)  (combined)
                                            ----------  ----------  ----------
Gross operating revenue...................  $  157,019  $  177,607  $  271,986
Operating expenses:
 Brokerage and commission.................       4,128       4,574       3,674
 Vessel voyage expenses...................      26,867      41,759      61,890
 Vessel operating expenses................      28,040      31,804      42,845
 Charter hire expenses....................      37,246      56,451      60,401
 Depreciation and amortization............      30,093      27,537      28,593
 General and administrative expenses......       5,018       4,439       7,106
                                            ----------  ----------  ----------
  Total operating expenses................     131,392     166,564     204,509
Other operating income (expenses).........        (723)         50       3,832
                                            ----------  ----------  ----------
Operating income..........................      24,904      11,093      71,309
Equity in profit (loss) of a joint
 venture..................................          (9)        119       1,568
Interest expense..........................     (16,366)    (14,562)    (16,711)
Interest income...........................       2,930       3,648       4,561
                                            ----------  ----------  ----------
Income before income taxes................      11,459         298      60,727
Income taxes (Note 9).....................        (103)       (103)       (136)
                                            ----------  ----------  ----------
Income after income taxes.................      11,356         195      60,591
Minority interest.........................          91         729       1,029
                                            ----------  ----------  ----------
Net income................................  $   11,447  $      924  $   61,620
                                            ==========  ==========  ==========
Shares used in per share computation (Note
 17)......................................  18,626,544  18,626,544  18,626,544
Basic and diluted earnings per share (Note
 17)......................................  $     0.61  $     0.05  $     3.31

   The accompanying notes are an integral part of these financial statements.

                            AMERICAN EAGLE TANKERS

 COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY AS OF DECEMBER 31, 1998 AND 1999
  AND CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY AS OF DECEMBER 31, 2000
                In thousands of U.S. dollars, except share data

                              Consolidated American Eagle Tankers Inc. Limited
                         ------------------------------------------------------------ Net Assets
                           Common Shares            Additional             Deferred     of NOL
                         ------------------  Share   Paid-in   Retained     Stock       Tanker
                            No.     Amount  Premium  Capital   Earnings  Compensation Businesses   Total
                         ---------- ------- ------- ---------- --------  ------------ ----------  --------
Combined balance as of
 January 1, 1998........  6,746,544 $ 6,747      --  $ 65,231  $ 23,294        --     $ 120,257   $215,529
 Net income (loss)......         --      --      --        --    (1,852)       --        13,299     11,447
 Deemed dividends to
  NOL...................         --      --      --    (1,806)       --        --            --     (1,806)
                         ---------- ------- -------  --------  --------      ----     ---------   --------
Combined balance as of
 December 31, 1998......  6,746,544   6,747      --    63,425    21,442        --       133,556    225,170
 Net income (loss)......         --      --      --        --   (10,773)       --        11,697        924
 Deemed dividends to
  NOL...................         --      --      --    (2,768)       --        --            --     (2,768)
 Deferred stock
  compensation..........         --      --      --       133        --      $(17)           --        116
                         ---------- ------- -------  --------  --------      ----     ---------   --------
Combined balance as of
 December 31, 1999......  6,746,544   6,747      --    60,790    10,669       (17)      145,253    223,442
 Net income.............         --      --      --        --    55,373        --         6,247     61,620
 Amortization of
  deferred stock
  compensation..........         --      --      --        --        --      $ 17            --         17
 Deemed dividends to
  NOL...................         --      --      --    (2,584)       --        --            --     (2,584)
 Contribution of net
  assets of NOL Tanker
  Businesses to American
  Eagle Tankers, by NOL
  on December 29, 2000..         --      --      --   151,500        --        --     $(151,500)        --
 Dividend declared (Note
  17)...................         --      --      --        --   (64,767)       --            --    (64,767)
 Shares issued after the
  financial year (Note
  17)................... 11,880,000  11,880 $54,120        --        --        --            --     66,000
                         ---------- ------- -------  --------  --------      ----     ---------   --------
Consolidated balance as
 of December 31, 2000... 18,626,544 $18,627 $54,120  $209,706  $  1,275        --            --   $283,728
                         ========== ======= =======  ========  ========      ====     =========   ========

  The accompanying notes are an integral part of these financial statements.

                             AMERICAN EAGLE TANKERS

                       COMBINED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
                          In thousands of U.S. dollars

                                                  Year ended December 31,
                                              --------------------------------
                                                 1998       1999       2000
                                              (Combined) (Combined) (Combined)
                                              ---------- ---------- ----------
Cash Flows From Operating Activities
Net income...................................  $ 11,447   $    924   $ 61,620
Adjustments to reconcile net income to net
 cash provided by operating activities:
 Depreciation and amortization...............    30,093     27,537     28,593
 (Gain)loss on disposal of assets............       814         --     (4,786)
 Equity in profit(loss) of a joint venture...         9       (119)    (1,568)
 Deemed dividends to NOL.....................    (1,806)    (2,768)    (2,584)
 Minority interest in net income.............       (91)      (729)    (1,029)
                                               --------   --------   --------
                                                 40,466     24,845     80,246
                                               --------   --------   --------
Changes in operating assets and liabilities
 Trade accounts receivables..................    (7,457)     5,469     (9,464)
 Inventories.................................    (1,551)    (2,407)      (376)
 Other current assets........................       267     (9,724)     4,172
 Deferred expenditure........................    (7,630)    (5,886)    (5,340)
 Other non-current assets....................    (1,864)    (1,113)      (503)
 Accounts payable............................     2,447        159       (279)
 Other current liabilities...................     2,844      3,345     14,105
 Increase in interest payable................     2,503     (3,017)      (848)
 Increase in tax payable.....................       120         90        130
                                               --------   --------   --------
Net cash provided by operating activities....    30,145     11,761     81,843
                                               --------   --------   --------
Cash Flows From Investing Activities
Purchase of vessels and other properties.....    (1,786)      (465)   (92,674)
Proceeds from sale of vessels and other
 properties..................................    35,488     11,000     44,008
Purchase of additional shares in a joint
 venture.....................................        --         --     (3,295)
                                               --------   --------   --------
Net cash provided by(used in) investing
 activities..................................    33,702     10,535    (51,961)
                                               --------   --------   --------
Cash Flows From Financing Activities
Repayment of long-term debt..................   (34,987)   (13,072)   (42,648)
Repayment of bank overdraft..................      (342)      (351)        --
Net cash transfers from(to) NOL..............     3,100    (18,109)    20,036
                                               --------   --------   --------
Net cash used in financing activities........   (32,229)   (31,532)   (22,612)
                                               --------   --------   --------
Changes in cash and cash equivalents.........    31,618     (9,236)     7,270
Cash and cash equivalents, beginning of
 year........................................    32,553     64,171     54,935
                                               --------   --------   --------
Cash and cash equivalents, end of year.......  $ 64,171   $ 54,935   $ 62,205
                                               ========   ========   ========
Supplemental disclosures of cash flow
 information
Cash paid for interest.......................  $ 13,863   $ 17,579   $ 17,559
Unpaid Consideration for vessels purchased...       --         --     $35,300
                                               ========   ========   ========

   The accompanying notes are an integral part of these financial statements.

                             AMERICAN EAGLE TANKERS

                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
         In thousands of U.S. dollars, except share and per share data


1 Description of Business

      American Eagle Tankers Inc. Limited (the "Company") was incorporated on January 13, 1994 in Bermuda. The Company has three wholly owned subsidiaries, American Marine Offshore Services Limited ("AMOS"), American Eagle Tankers Agencies Inc. ("AET Agencies") and Pelican Offshore Services Company, Inc. ("POSC"). This group is collectively referred to as AET. AET provides marine transportation services to oil companies, producers, traders and refiners active in the international crude oil market. AET's primary focus is on the transportation of crude oil with a fleet of Aframax tankers in the U.S. Gulf/Caribbean, Atlantic Basin, North Sea, Trans-Atlantic and Mediterranean tanker trades. The Company is a wholly owned subsidiary of Neptune Orient Lines Limited ("NOL"), a company incorporated in Singapore.

      In the US Gulf/Caribbean voyage trade, AET's tankers load crude oil from ports in Mexico, Colombia, Venezuela and various other Caribbean ports, for delivery to the United States. AET also operates an offshore ship to ship transfer business (commonly referred to as lightering) in the Gulf of Mexico, transferring crude oil from larger tankers whose overall size prevents them from entering most U.S. Gulf ports. In the Atlantic Basin, AET focuses on transportation of crude oil between ports.

2 Transfer of NOL's Tanker Businesses and Other Acquisitions

      On December 29, 2000, as part of NOL's effort to consolidate its tanker operations under AET, AET and NOL entered into an agreement under which NOL transferred to AET substantially all of the assets and liabilities relating to its tanker businesses that were similar to AET's tanker business (the "Transfer"). The tanker businesses transferred by NOL to AET comprised NOL's interest in seven Aframax tankers and its 65% equity interest in two Singapore incorporated subsidiaries, Trilith Shipping Pte Ltd ("Trilith") and Trilithon Shipping Pte Ltd ("Trilithon"). Collectively the businesses transferred to AET are referred to herein as the "NOL Tanker Businesses". The assets and liabilities of the NOL Tanker Businesses were transferred at their historical costs at the date of the Transfer since the Transfer was considered to be a transaction between entities under common control. AET and the NOL Tanker Businesses are collectively referred to as the "AET Group" or the "Group", before and after the Transfer.

      The Statement of Shareholders' Equity reflects NOL's transfer of its investment in the NOL Tanker Businesses. The results of operations of the NOL Tanker Businesses will be consolidated from December 30, 2000. The balance sheet of the NOL Tanker Businesses is consolidated as of December 31, 2000.

      On December 29, 2000, AET also acquired an additional 15% equity interest in Crystal Shipowning Pte Ltd ("Crystal") from a third party for a cash consideration of $3,295 which increased AET's equity interest in Crystal to 65%.

3 Principal Accounting Policies and Basis of Presentation

  Basis of Presentation

      The financial statements are expressed in United States (U.S.) dollars and are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") consistently applied for all periods.

                             AMERICAN EAGLE TANKERS

                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
         In thousands of U.S. dollars, except share and per share data

      Since the Transfer (Note 2) was considered to be a transaction between entities under common control, the financial statements for the periods and dates prior to the Transfer have been prepared on an as-if-pooled basis. The financial statements therefore include:

    . A combined balance sheet as of December 31, 1999, which includes the combined assets, liabilities, and shareholders" equity of AET and the NOL Tanker Businesses.
    . A consolidated balance sheet as of December 31, 2000 for the AET Group, which includes the assets and liabilities of the NOL Tanker Businesses that were contributed to AET on December 29, 2000 (Note
       2).
    . The combined results of operations and cash flows for the years ended December 31, 1998, 1999 and 2000, which includes the results of operations and cash flows of both AET and the NOL Tanker Businesses.
    . A statement of movements in shareholders' equity which reflects the combined shareholders' equity for AET and the NOL Tanker Businesses and movements therein as of and for the years ended December 31, 1998 and 1999 and the consolidated shareholders' equity of the AET Group as of December 31, 2000 after the transfer of the NOL Tanker Businesses to AET.

      The combined financial statements reflect specifically identifiable assets, liabilities, revenues and expenses as well as the allocation of certain corporate general and administrative expenses. Corporate overhead expenses attributable to the NOL Tanker Businesses are allocated based on the ratio of time spent by NOL personnel on matters involving the NOL Tanker Businesses to total time spent on the NOL Group. These allocated expenses include legal, accounting, shipbuilding services, treasury and other NOL corporate and infrastructure expenses. The Group's management believes that the allocation method used to allocate such overhead expenses is reasonable. However, the financial information included herein may not be indicative of the future consolidated financial position, operating results, changes in shareholders' equity and cash flows of AET or what they would have been if the NOL Tanker Businesses had been transferred to AET at the beginning of the periods presented in these financial statements.

  Basis of combination and consolidation

      The combined and consolidated financial statements include the financial statements of wholly owned and majority-owned and controlled subsidiaries. All significant inter-company balances and transactions have been eliminated in the combination and consolidation.

      The equity method of accounting is used to account for investments in corporate entities in which the Company has joint control or exercises significant influence, which is presumed to exist when the Company holds a 20%- 50% ownership interest.

  Risks and uncertainties

      The Group's future results of operations include a number of risks and uncertainties. Factors that could affect the Group's future operating results causing actual results to vary materially from expectations include, but are not limited to, dependence on the highly cyclical nature of the crude oil and tanker industry as well as the competition in the market.

  Use of estimates

      The preparation of these financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of

                             AMERICAN EAGLE TANKERS

                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
         In thousands of U.S. dollars, except share and per share data contingent assets and liabilities at the date of the financial statements and the revenue and expenses during the reporting period. Actual results could differ from these estimates.

  Foreign currency transactions

      The functional currency of all entities of the Group is the U.S. dollar. Transactions in currencies other than U.S. dollars are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the rates of exchange prevailing at the balance sheet date. Foreign currency gains or losses are included in the results of operations.

  Cash and cash equivalents and concentration of credit risk

      The Group considers short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents. They are carried at cost plus accrued interest, which approximate fair values.

      Certain of the Group's treasury management activities during the years presented were undertaken by NOL on behalf of the Group. The Group companies participate in a pooled cash management program, which requires the Group companies to place surplus cash with NOL as short-term advances of less than three months. Surplus cash placed with NOL was $41,905 and $53,704 as of December 31, 1999 and 2000, respectively. The interest income associated with these short-term advances to NOL were $1,806, $2,768 and $2,584 for the years ended December 31, 1998, 1999 and 2000, respectively, and reflects market-based rates. This interest income is included in the Statements of Operations. As NOL did not and does not intend to pay AET interest on these short-term advances, this interest income has been reflected as deemed dividend payments to NOL in the Statement of Shareholders' Equity.

  Inventories

      Inventories, which comprise fuel and consumable stores, are carried at the lower of cost or market value. Cost is determined on a weighted-average basis.

  Vessels and other properties

      Vessels and other properties are stated at cost. Additions, improvements and major overhauls are capitalized. For vessels in operations, the cost less estimated residual value is depreciated on a straight-line basis over the estimated useful life of 22 years. Other properties are depreciated on a straight-line basis over their estimated useful lives as follows:

      Vessel equipment                      10 years
      Lightering and warehouse equipment    2-8 years
      Workboats                             40 years
      Building                              15 years
      Furniture, fittings and other assets  3-5 years

      No depreciation is provided for vessels under construction and freehold land.

      The cost of borrowings related to vessels under construction is included in the cost of vessels, and is, upon the completion of such assets, depreciated together with the purchase consideration at rates of depreciation applicable to such assets.

                             AMERICAN EAGLE TANKERS

                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
         In thousands of U.S. dollars, except share and per share data


  Intangibles

      The excess of purchase price paid over the estimated fair values of net tangible and identifiable intangible assets acquired has been recorded as goodwill and is amortized using the straight-line method over the estimated period to be benefited of not more than 7 years. As of December 31, 1999 and 2000, the gross amount capitalized in connection to the acquisition of AMOS was $1,957 and the related accumulated amortization as of those dates amounted to $1,640 and $1,839, respectively.

  Deferred expenditure

      Normal vessel repair and maintenance expenses are charged to expenses when incurred. Expenditure for major overhauls of the vessels are incurred during drydockings, which take place at intervals averaging two and a half years. Drydocking expenditures are capitalized and amortized over a period from the current drydocking date to the next estimated drydocking date.

      When significant drydocking expenditures recur prior to the expiry of the amortization period, the remaining unamortized expenditure of the previous drydocking is expensed in the month of the subsequent drydocking.

  Impairment of long-lived assets

      Management reviews the values assigned to long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". This Statement requires that long-lived assets and other identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is assessed using a comparison of the aggregate undiscounted future net cash flows expected to be generated by the asset to its carrying value. If assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets based on aggregate discounted future net cash flows.

  Operating leases

      Operating lease expenses are charged on a straight-line basis over the lease term.

      The Company had entered into a sale and leaseback agreement for a vessel during the year ended December 31, 1998. This lease is classified as an operating lease under the provisions of SFAS No. 13, "Accounting for Leases". A loss of $814 on this transaction was recognized in the income statement during the year ended December 31, 1998.

  Derivatives

      The Group's exposure to fluctuations in foreign exchange rates and certain interest rates was managed by NOL for the financial years ended December 31, 1998, 1999 and 2000. NOL, Trilith and Trilithon are parties to the derivative contracts which are disclosed in Note 14. These contracts were entered into in connection with NOL's management of its overall exposure to fluctuations in foreign exchange rates and interest rates. These financial exposures were managed in accordance with NOL's corporate policies and procedures.

                             AMERICAN EAGLE TANKERS

                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
         In thousands of U.S. dollars, except share and per share data

      Subsequent to December 29, 2000, the Group has assumed management of its exposure to fluctuations in foreign exchange rates and interest rates. The Group does not plan to use derivative contracts for trading or speculative purposes. NOL will assign the derivative contracts, which are designated for the loans transferred to the Group, from its foreign exchange and interest rate portfolio. This assignment will not alter the original terms of the contracts being transferred. Gains and losses related to foreign exchange contracts being transferred have been allocated to the Group and are included in the operating income in Statement of Operations.

Interest rate swap agreements

      NOL has used interest rate swaps to change the nature of debts in order to achieve its overall desired mix of fixed and floating rate instruments. All interest rate swaps are directly related to designated loans and are accounted for under the accrual method.

      The differential to be paid or received pursuant to interest rate swaps is accrued as interest rates change and is recognized as an adjustment to interest expense. Premium and receipts, if any, are recognized as adjustments to interest expense over the lives of the individual contracts.

Cross currency interest rate swap agreements

      Gains and losses arising from cross currency interest rate swaps which hedge existing debts are recognized in the Statement of Operations at the end of each period. Such gains or losses offset translation gains and losses on the related foreign currency denominated debts.

      Any unrealized gains and losses on cross currency interest rate swaps that do not qualify for hedge accounting are recognized in the Statement of Operations at the end of each period. Any realized gains and losses on cross currency interest rate swaps are immediately recognized in the Statement of Operations.

  Revenue and expense recognition

      Voyage revenues and expenses are recognized on the percentage of completion method of accounting. For the recognition of voyage revenues of vessels operating on voyage or lightering charters, the percentage of completion of voyages is calculated on a discharge-to-discharge basis. Under this method, voyage revenue is recognized evenly over the period from a vessel's departure from its previous discharge point to its projected departure from its next discharge point. The balance sheets reflect the deferred portion of revenues and expenses applicable to subsequent periods.

      For vessels operating on time charters, voyage revenues are recognized over the term of the contract based on total contracted amount.

      Estimated losses on voyages are provided for in full at the time such losses become evident. Our revenue recognition policies are in compliance with Staff Accounting Bulletin No. 101.

      Vessel voyage expenses comprise of incremental expenses specifically attributable to voyages, primarily comprising fuel and port charges.

      Vessel operating expenses comprise all expenses relating to the operation of vessels (other than variable voyage expenses), including ship management fees, crew costs, repairs and maintenance, insurance, stores, lubes, communications, and other operating expenses.

                             AMERICAN EAGLE TANKERS

                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
         In thousands of U.S. dollars, except share and per share data

  Income taxes

      The Group's historical operating results include the historical results of AET and the NOL Tanker Businesses. The legal jurisdictions of the countries in which the Company and NOL Tanker Businesses are incorporated do not impose income taxes upon shipping-related activities. The Company's subsidiaries incorporated in the United States are subject to income taxes (Note 9).

      The NOL Tanker Businesses' operating results historically have been included in NOL's income tax returns and in the tax returns of Trilith and Trilithon. The provision for income taxes in the Group's financial statements has been determined on a separate-return basis.

      The Group accounts for income taxes using the liability method described in SFAS No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts, and are reduced by a valuation allowance to the extent management determines that realization of the asset more likely than not will not occur.

  Accounting for stock-based compensation

      The Group accounts for stock-based compensation under Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and has disclosed the required pro forma effect on net income and earnings per share as if the fair value method of accounting as prescribed in SFAS No. 123, "Accounting for Stock-Based Compensation", had been applied (Note
15).

  Comprehensive income

      The Group follows Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and displaying comprehensive income and its components in the consolidated financial statements. For the years ended December 31, 1998, 1999 and 2000, the Group did not have any components of other comprehensive income.

  Segment reporting

      SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", effective for fiscal years beginning after December 15, 1997, requires that segment disclosures follow the internal reporting to senior management of the Group. The Company's Chief Operating Decision Maker, or CODM, assesses performance of the fleet and plans utilization of vessels based on overall fleet financial information and Time Charter Equivalent, or TCE, which is based on voyage revenues net of variable costs. Expense information is not available by type of service because many of the Company's costs and expenses relate to the maintenance of a particular ship over time and cannot be meaningfully allocated to a particular voyage or type of service. All vessels can be used to generate revenues in any of the three service areas. The Company does not have managers that are responsible for the management of the lightering, time and voyage chartering services, and uses a central planning department that is responsible for the allocation of the available fleet capacity to the demand for any of the three services. The Group's management has determined that the Group is operating as one segment, since it does not review results other than for the Group as a whole.

                             AMERICAN EAGLE TANKERS

                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
         In thousands of U.S. dollars, except share and per share data


  Significant customers and concentration of credit risk

      The Group has a number of major customers in North America. During the years ended December 31, 1998, 1999 and 2000, the Group's largest customer accounted for 21.7%, 18.8% and 12.3% of gross operating revenues, respectively. The Group's three largest customers collectively accounted for approximately 50.8%, 40.2% and 30.1% for the years ended December 31, 1998, 1999 and 2000, respectively. The Group anticipates that significant customer concentrations will continue for the foreseeable future, although the profile of these significant customers may change. The Group believes that the concentration of its credit risk in trade receivables is mitigated substantially by its credit evaluation process, credit policies, and credit control and collection procedures.

      The Group performs ongoing credit evaluations of its customers as it considers necessary, and makes provisions for potential credit losses as required. As of December 31, 1999 and 2000, the Group provided for potential credit loss of $80 and $500, respectively.

      Cash and cash equivalents include deposits with major banks and financial institutions located in United States, United Kingdom, Hong Kong and Singapore. The Group is exposed to credit risk in the event of default by the financial institutions or issuers of these deposits to the extent of amounts recorded in the balance sheet. The Group believes that this risk is remote as the credit quality of these financial institutions is high. As of December 31, 1999 and 2000, the deposits were $13,030 and $8,501, respectively.

      In addition, certain of the Group's treasury management activities are undertaken by NOL or its affiliates. The Group participates in a pooled cash management program and places short-term advances with NOL.

  Earnings per share

      Net income per share is computed by dividing the net income available to common shareholders for the period by the number of common shares outstanding as of December 31, 2000. The number of shares has been adjusted retroactively to account for the change in capital structure and the dividend payout after the year-end (Note 17). There are no potential dilutive common shares as of December 31, 1998, 1999 and 2000.

  Recent accounting pronouncements

      In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative's fair market value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset gains and losses on the hedged item in the Statement of Operations, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133". SFAS 137 is an amendment of SFAS 133 and defers the effective date of SFAS 133 to fiscal years beginning after June 15, 2000.

      In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activity -- an amendment of SFAS 133", which amended certain provisions of SFAS 133. Management has assessed the impact of SFAS 133 as amended, and believes the adoption of SFAS 133 will not have a material effect on the Group's current or future financial position or results of operations (Note 14).

                             AMERICAN EAGLE TANKERS

                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
         In thousands of U.S. dollars, except share and per share data


4 Cash and Cash Equivalents

      Cash and cash equivalents as of December 31, 1999 and 2000 consist of the following:

                                                                As of December
                                                                      31,
                                                                ---------------
                                                                 1999    2000
                                                                ------- -------
   Cash at banks............................................... $ 1,034 $ 1,478
   Fixed deposits placed with banks............................  11,996   7,023
   Cash equivalents -- NOL pooled cash (Note 11)...............  41,905  53,704
                                                                ------- -------
                                                                $54,935 $62,205
                                                                ======= =======

      NOL pooled cash represents the surplus cash placed by AET with NOL as part of the pooled cash management program (Note 3).

5 Equity Investments in a Joint Venture -- Crystal

                                        % of              Equity share Carrying
                                    Shareholdings  Cost    in income    value
                                    ------------- ------- ------------ --------
   As of December 31, 2000.........       65%     $12,443    $4,190    $16,633
   As of December 31, 1999.........       50%     $ 9,148    $2,622    $11,770

      On December 29, 2000, AET acquired an additional 15% interest in Crystal from GEE Corporation for a purchase consideration of $3,295. Total interest in Crystal after the acquisition is 65%. The transaction has been accounted for as a purchase transaction in accordance with APB No. 16, "Business Combinations". In the consolidated financial statements, Crystal continues to be accounted for as a joint venture using the equity method of accounting because of significant participating rights retained by the minority shareholders under the shareholders' agreement.

6 Vessels and Other Properties

      Vessels and other properties consist of:

                                                           As of December 31,
                                                           --------------------
                                                             1999       2000
                                                           ---------  ---------
   Vessels under construction.............................        --  $  52,463
   Vessels in operation................................... $ 497,334    532,633
   Vessels equipment......................................     1,253      1,849
   Lightering and warehouse equipment.....................     2,464      2,858
   Workboats..............................................     3,758      3,758
   Freehold land and building.............................     1,250      1,250
   Furniture, fittings and other assets...................       235        192
   Less: Accumulated depreciation.........................  (124,788)  (147,631)
                                                           ---------  ---------
   Vessels and other properties, net...................... $ 381,506  $ 447,372
                                                           =========  =========

      Depreciation expense was $24,447, $22,882 and $22,888 for the years ended December 31, 1998, 1999 and 2000, respectively.

                             AMERICAN EAGLE TANKERS

                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
         In thousands of U.S. dollars, except share and per share data


7 Accrued Expense and Other Current Liabilities

                                                                As of December
                                                                      31,
                                                                ---------------
                                                                 1999    2000
                                                                ------- -------
   Accrued interest............................................ $ 1,418 $   570
   Accrued payroll.............................................      --     750
   Accrued voyage expenses.....................................   2,334   3,063
   Accrued operating expenses and other creditors..............   4,682   5,347
   Deferred revenue............................................   4,555   5,365
                                                                ------- -------
                                                                $12,989 $15,095
                                                                ======= =======

8 Long Term Debts

      Long term debts consist of the following:

                                                                As of December
                                                                      31,
                                                               -----------------
                                                                 1999     2000
                                                               -------- --------
   Term Loan 1................................................ $ 26,000 $ 26,000
   Term Loan 2................................................   36,000       --
   Term Loan 3................................................  147,156  127,500
   Term Loan 4................................................   36,343   32,439
                                                               -------- --------
                                                                245,499  185,939
   Less: Current portion...................................... (10,648)  (6,648)
                                                               -------- --------
                                                               $234,851 $179,291
                                                               ======== ========

      The proceeds from Term Loan 1 were used towards the refinancing of the acquisition cost of the vessel, Eagle Otome. The U.S. dollar loan is collateralized by way of a statutory mortgage on Eagle Otome. NOL and Mitsui & Co. Limited ("Mitsui"), a company incorporated in Japan, guarantee the payment obligations in respect of the loan. Eagle Otome has a net book value of $46,981 as of December 31, 2000. The loan had a fixed interest rate per annum up to December 29, 2000. Subsequent to this date, as provided under Term Loan 1, the loan attracted a floating interest rate. The interest rate on this loan ranged from 7.16% to 8.5% for the year ended December 31, 2000. The principal is repayable in full in March 2003.

      The proceeds from Term Loan 2 were used towards the purchase of the vessel, Eagle Corona. The U.S. dollar loan was terminated in October 2000. The breakfunding cost incurred as a result of the termination was not material. The interest rate on this loan ranged from 6.75% to 7.54% for the year ended December 31, 2000.

      The proceeds from Term Loan 3 were used partly towards the purchase of the vessels, Eagle Beaumont and Eagle Birmingham and partly to refinance the acquisition costs of Eagle Boston and Eagle Baltimore. Prior to October 20, 2000, Term Loan 3 was represented by four Australian dollar ("AUD") loans drawn down by NOL for a total amount of AUD214,175. In October 2000, these four loans were refinanced by NOL using the proceeds from U.S. dollar loans from The Development Bank of Singapore ("DBS") amounting to $143,832. As of December 31, 2000, Term Loan 3 was used to fund an interim intercompany loan from NOL to AET. The DBS loans were collateralized by statutory mortgages on Eagle Carina, Eagle Centaurus, Eagle Beaumont, Eagle Birmingham and Eagle Aries. Eagle Aries is owned by NOL. These vessels

                             AMERICAN EAGLE TANKERS

                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
         In thousands of U.S. dollars, except share and per share data had a total net book value of $152,383 as of December 31, 2000. In March 2001, Term Loan 3 was refinanced by a $127,500 loan from DBS to AET. This loan is collateralized by way of a statutory mortgage over Eagle Carina, Eagle Centaurus, Eagle Beaumont and Eagle Birmingham. NOL guarantees the payment obligations in respect of the loan. These vessels had a total net book value of $144,645 as of December 31, 2000. The loan is repayable in 12 semi-annual payments comprising 11 installments of $3,324 and a final payment of the then outstanding principal on December 30, 2006. The interest rate on Term Loan 3 ranged from 6.13% to 7.24% for the year ended December 31, 2000.

      Term Loan 4 has an original amount of Japanese Yen ("Yen") 4,100,000 and the proceeds were used to refinance the acquisition cost of the vessel, Eagle Subaru. The Yen loan is collateralized by way of a statutory mortgage over Eagle Subaru which has a net book value of $48,830 as of December 31, 2000. NOL and Mitsui guarantee the payment obligations in respect of the loan. This loan is repayable in full in March 2003. The interest rate on this loan ranged from 0.46% to 0.67% for the year ended December 31, 2000.

      Interest expense on long term debts for the years ended December 31, 1998, 1999 and 2000 were $14,856, $12,947 and $16,227, respectively.

      The aggregate annual long-term debt principal repayments required to be made for the five fiscal years subsequent to December 31, 2000 are as follows:

                                                                     As of
                                                               December 31, 2000
                                                               -----------------
   Payable during the period ending December 31,
   2001.......................................................     $  6,648
   2002.......................................................        6,648
   2003.......................................................       65,087
   2004.......................................................        6,648
   2005.......................................................        6,648
   Thereafter.................................................       94,260
                                                                   --------
                                                                   $185,939
                                                                   ========

9 Income Taxes

      No provision is made for taxation on shipping income derived from AET as such income is tax exempt in Bermuda under The Exempted Undertaking Tax Protection Act, 1966. In addition, no provision for taxation is made on the income derived from AMOS which is incorporated in Cayman Islands as such income is not subjected to tax in Cayman Islands. No provision is made for taxation on the shipping income derived from the NOL Tanker Businesses as such income is tax exempt in Singapore pursuant to section 13(a) of the Singapore Income Tax Act. The Company's subsidiaries incorporated in the United States are subject to income taxes in accordance with the tax laws of the United States. Provision for tax payable was $432 and $562 as of December 31, 1999 and 2000, respectively. There was no income tax paid in the last three years.

      The Bermuda and foreign components of income (loss) before income taxes are as follows:

                                                       Year ended December 31,
                                                      --------------------------
                                                        1998      1999    2000
                                                      --------- -------- -------
   Bermuda........................................... $     679 $(4,174) $60,635
   Foreign...........................................  (12,138)    4,472      92
                                                      --------- -------- -------
                                                      $(11,459) $    298 $60,727
                                                      ========= ======== =======

                            AMERICAN EAGLE TANKERS

                       NOTES TO THE FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
         In thousands of U.S. dollars, except share and per share data


     A reconciliation of the income tax attributable at the statutory income tax rates to the income tax expense is as follows:

                                                     Year ended December 31,
                                                     ------------------------
                                                       1998    1999    2000
                                                     -------- ------- -------
   Income tax expense computed at the statutory
    rates........................................... $  3,136 $ 2,664 $   584
   Exempt income....................................  (3,271) (2,915) (1,357)
   Deemed inter-company revenue.....................      238     354     909
                                                     -------- ------- -------
                                                     $    103 $   103 $   136
                                                     ======== ======= =======

     The income tax expense at statutory rates above was computed based on a weighted average basis using the statutory rate of 35% for income derived from the United States and 26% in 1998 and 1999 and 25.5% in 2000 for income derived from Singapore. Income from Bermuda is tax exempt. Income from Cayman Islands is not subjected to tax.

     Deferred tax assets and deferred tax liabilities as of December 31, 1999 and 2000 were not material.

     No deferred tax liability has been provided on interest income of the Singapore subsidiaries not received or deemed received in Singapore as defined under section 10(15) of the Singapore Income Tax Act. The Group has no intention of remitting this interest income to Singapore in the foreseeable future. As of December 31, 1999 and 2000, the amount of total liability not provided for is $1,050 and $1,086, respectively, by applying the Singapore statutory taxation rates.

     Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of vessels is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the vessels must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. citizens and U.S. corporations and must be more than 50% owned by individuals who are residents, as defined, in such country or another foreign country that grants an equivalent exemption to U.S. citizens and U.S. corporations. The management of the Company believes that by virtue of the above provisions, it was not subject to tax on its U.S. source income.

10 Share Capital

     Share capital as of December 31, 1998, 1999 and 2000 consists of the following:

                                                     As of December 31,
                                              ---------------------------------
                                                 1998       1999       2000
                                              ---------- ---------- -----------
Authorized share capital:
100,000,000 (1998 and 1999: 30,000,000)
 common shares of $1 each...................  30,000,000 30,000,000 100,000,000
                                              ========== ========== ===========
Issued and fully paid share capital:
18,626,544 (1998 and 1999: 6,746,544) common
 shares of $1 each..........................   6,746,544  6,746,544  18,626,544
                                              ========== ========== ===========

     The authorized share capital and the issued and fully paid share capital as of December 31, 2000 has been increased by 70,000,000 and 11,880,000, respectively as a result of the capital restructuring subsequent to the financial year-end (Note 17).

                            AMERICAN EAGLE TANKERS

                       NOTES TO THE FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
         In thousands of U.S. dollars, except share and per share data


     The share premium may only be applied in paying up unissued shares to be issued to shareholders, paying up in whole or in part the balance unpaid on shares in issue, in writing off preliminary expenses and share and debenture issue expenses and by provision for premiums payable on the redemption of redeemable preferred shares. The Company has not utilized any amounts in the share premium account for the above mentioned purposes.

11 Related Party Transactions

     The following related party transactions took place during the years ended December 31, 1998, 1999 and 2000.

     The Company leased two vessels, Eagle Memphis and Eagle Milwaukee, from Nepline Bhd ("Nepline"), NOL's affiliate until January 5, 2001. On August 17, 2000, the Company entered into an agreement to acquire the two vessels from Nepline for a net consideration of $35,300. NOL has a 21% shareholding in Nepline as of December 31, 2000, and Joseph Kwok, the Group's President and CEO, is a director of Nepline.

     The Group's vessels are substantially managed by Neptune Shipmanagement Services Pte Ltd ("NSSPL"). NSSPL is a wholly owned subsidiary of NOL as of December 31, 2000.

     The Company manages the operations of Crystal, Trilith and Trilithon.

     The related party transactions for the years ended December 31, 1998, 1999 and 2000 are as follows:

                                                       Year ended December 31,
                                                       -----------------------
                                                        1998    1999    2000
                                                       ------- ------- -------
   Charter hire expense paid to Nepline............... $ 7,665 $ 7,665 $ 7,098
   Charter hire income received from Crystal..........      --   1,192   7,025
   Charter hire expense paid to Crystal...............      --   1,022   6,630
   Consideration to Nepline for the purchase of Eagle
    Memphis and Eagle Milwaukee.......................      --      --  35,300
   Interest income from NOL...........................     251      96   1,002
   Interest income received from Crystal..............     205     210     417
   Interest income on deposits placed with NOL........   1,806   2,768   2,584
   Management fees paid to NOL........................     250     250     250
   Ship management fees paid to NSSPL................. $21,657 $25,610 $27,924

                             AMERICAN EAGLE TANKERS

                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
         In thousands of U.S. dollars, except share and per share data


      The related party balances as of December 31, 1999 and 2000 are as follows:

                                                                As of December
                                                                      31,
                                                                ---------------
                                                                 1999    2000
                                                                ------- -------
   Deposits with NOL (Note 4).................................. $41,905 $53,704
                                                                ======= =======
   Non-trade amounts due from:
   Nepline..................................................... $ 2,720      --
   NOL.........................................................  20,036      --
   Crystal.....................................................   2,944 $   783
                                                                ------- -------
                                                                 25,700     783
   Trade amounts due from:
   NSSPL.......................................................     485      --
   Crystal.....................................................     201      --
                                                                ------- -------
                                                                    686      --
   Loan to Crystal.............................................   5,670   6,378
                                                                ------- -------
                                                                $32,056 $ 7,161
                                                                ======= =======

                                                                As of December
                                                                      31,
                                                                ---------------
                                                                 1999    2000
                                                                ------- -------
   Non-trade amounts due to:
   APL (Bermuda) Ltd (a subsidiary of NOL).....................      -- $ 2,209
   Nepline.....................................................      --  35,300
   NOL......................................................... $ 4,689  25,140
                                                                ------- -------
                                                                  4,689  62,649
   Trade amounts due to:
   NSSPL.......................................................      11     119
   Nepline.....................................................     613      --
   Crystal.....................................................     163     240
   Orient Marine Pte Ltd (a subsidiary of NOL )................      --      68
                                                                ------- -------
                                                                    787     427
                                                                ------- -------
                                                                $ 5,476 $63,076
                                                                ======= =======

      The deposits with NOL pertain to excess cash transferred to the pooling account of NOL for overnight placements (Note 3).

      The non-trade amounts due from NOL affiliates are unsecured, interest free and repayable on demand. The non-trade amount due from NOL is unsecured, repayable on demand and bears interest indicative of the market rates. The interest earned for the years ended December 31, 1998, 1999 and 2000 were $251, $96 and $1,002, respectively.

      The loan to Crystal is unsecured, repayable on demand and bears interest at rates reflective of market rates. The interest income for the financial year ended December 31, 1998, 1999 and 2000 was $205, $210, and $417, respectively.

                             AMERICAN EAGLE TANKERS

                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
         In thousands of U.S. dollars, except share and per share data


      The non-trade amounts due to NOL and NOL affiliates are unsecured, interest free and repayable on demand.

      Management had represented that, with the exception of ship-management services and insurance services rendered by NOL or its affiliates, all other significant arrangements will be terminated after the Offering. It is not anticipated that changes, if any, in these expenses and revenues would have a material effect on the Company's results of operations or consolidated financial position.

12 Employee Benefit Plans

  Central Provident Fund

      All eligible employees in Singapore receive benefits from a Central Provident Fund (CPF), which is a defined contribution plan required by the Government of Singapore. Both the employee and employer make contributions to the plan. Employees are required to contribute 20% of their salary. Employers were required to contribute 20% of the employee's salary for 1998, 10% of the employee's salary for 1999 to March 31, 2000 and 12% of the employee's salary for April 1, 2000 onwards. Contributions made by the Company for the years ended December 31,1998, 1999 and 2000 were not material.

  401(k) Plan

      AET's U.S. eligible employees may participate in AET Agencies' 401(k) Savings Plan ("AET 401(k) Plan"), which is an employee savings plan, which incorporates a profit-sharing feature. The AET 401(k) Plan qualifies under section 401 of the Internal Revenue Code of 1986, as amended. Originally set up on January 7, 1989 (by a predecessor company), the plan was subsequently amended on January 7, 1998. The AET 401(k) Plan allows eligible participants to defer a portion of their eligible compensation on a pre-tax basis.

      Participants may elect to defer 1% to 20% of their eligible compensation. Matching contributions are made by the Company in an amount equal to 100% of the participant's contribution with a maximum of 6% of such participant's annual eligible compensation, subject to certain regulatory and plan limitations. Contributions are subjected to tax only upon withdrawal from the Plan, subject to penalties under certain circumstances. Participant contributions are 100% vested after 1000 hours of service.

      In addition, AET may make discretionary contributions to a profit-sharing plan, which are allocated to eligible employees based on eligible compensation. AET's contribution to the profit-sharing plan may range from 0% to 15% of the participants' compensation each year.

      The maximum combined contribution by AET to the AET 401(k) plan for each employee is subject to the federal law limitation being the lesser of $30 or 25% of eligible employee's annual compensation. The matching and profit sharing contributions were not material for the years ended December 31, 1998, 1999 and 2000.

                             AMERICAN EAGLE TANKERS

                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
         In thousands of U.S. dollars, except share and per share data


13 Commitments and Contingencies

  Operating lease commitments

      (a) Charter-out commitment

      The Group leases four vessels on a long term time charter to a significant customer, Bayway Refining Company, for a period of 12 years. These leases terminate at various dates through 2008 and 2009. Future principal receipts and minimum lease commitments as of December 31, 2000 are as follows:

                                                                     As of
                                                               December 31, 2000
                                                               -----------------
   Receivable during the period ending December 31,
   2001.......................................................     $ 34,707
   2002.......................................................       35,278
   2003.......................................................       35,296
   2004.......................................................       35,392
   2005.......................................................       35,296
   Thereafter.................................................       99,030
                                                                   --------
                                                                   $274,999
                                                                   ========

      The net book value of the four vessels as of December 31, 1999 and 2000 are $152,318 and $143,969, respectively.

      The minimum future revenues are received in United States dollars and should not be construed to reflect total charter hire revenues for any of the years.

      NOL guarantees the Group's performance obligations under the above time charter arrangement until the charter commitments are fully discharged.

      (b) Charter-in commitments

      The Group has vessels under long-term lease agreements and a sale and leaseback agreement that are classified as operating leases. These leases terminate at various dates.

      As of December 31, 2000, the Group has commitments in respect of future minimum lease payments under non-cancellable operating lease agreements for 10 vessels are as follows:

                                                                     As of
                                                               December 31, 2000
                                                               -----------------
   Payables during the period ending December 31,
   ----------------------------------------------
   2001.......................................................     $ 48,898
   2002.......................................................       48,640
   2003.......................................................       38,609
   2004.......................................................       31,397
   2005.......................................................       31,822
   Thereafter.................................................      239,664
                                                                   --------
   Total minimum lease payments...............................     $439,030
                                                                   ========

                             AMERICAN EAGLE TANKERS

                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
         In thousands of U.S. dollars, except share and per share data


      All lease commitments are paid in United States dollars.

      Charter hire expense incurred pursuant to such operating leases amounted to $33,676, $50,417 and $58,308 for the years ended December 31, 1998, 1999 and
2000. Included in the charter hire expense were contingent rents amounting to $155 and $1,823 for the years ended December 31, 1999 and 2000, respectively.

  Other operating commitments

      (c) Office rental commitments

      Rental expense for the years ended December 31, 1998, 1999 and 2000 was $138, $143 and $177, respectively.

  Capital commitments

      (d) Acquisition of vessels

      As of December 31, 2000, the Company has commitments for the construction of two Very Large Crude Carriers ("VLCC"), scheduled for delivery between early 2001 and 2003, with an aggregate unpaid cost of $79,294.

  Contingent Liability

      Protection and Indemnity (P&I) insurance has been arranged by the Group through NOL to cover the legal liability of the Group for its shipping operations. Vessels operated by the Group are entered in P&I Clubs, either the United Kingdom P&I Club or the Britannia P&I Club, mutual protection and indemnity associations which are members of the international Group of P&I Associations. A member of mutual associations is subject to calls payable to the associations based on the member's claim records as well as the claim records of all other members of the associations. In a mutual association, premiums are paid as advance calls during the policy year and these premiums form a basic fund out of which claims and other expenses are met.

      This fund is invested and any income earned is added to it. The fund is supplemented, if necessary by calls made after the end of the policy year so that when the policy year is finally closed there is neither profit nor loss.

      An unsecured contingent liability exists for the Group to the extent that the aggregate claim records of all the members of the associations show significant deterioration which may result in additional calls on the members.

14 Fair Value of Financial Instruments

      The estimated fair values of the Group's financial instruments are as follows:

                                                      At December 31,
                                            -----------------------------------
                                                  1999              2000
                                            ----------------- -----------------
                                            Carrying   Fair   Carrying   Fair
                                             Amount   Value    Amount   Value
                                            -------- -------- -------- --------
   Cash and cash equivalents..............  $ 54,935 $ 54,935 $ 62,205 $ 62,205
   Long term debts (including accrued
    interest).............................   246,917  223,916  186,509  186,509
   Interest rate swap (net receivable)....       491    2,065       --       --
   Cross currency interest rate swaps (net
    payable)..............................  $  8,530 $  8,593 $ 12,457 $ 12,404

                            AMERICAN EAGLE TANKERS

                       NOTES TO THE FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
         In thousands of U.S. dollars, except share and per share data


      The Group transacts with investment grade rated financial institutions and requires no collateral from these institutions.

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

  Cash and cash equivalents

      The carrying amounts of cash and cash equivalents, which are highly liquid, are a reasonable estimate of their fair value.

  Interest rate swap

      The fair value of interest rate swap is the estimated amount that Trilith would pay to terminate the swap at the reporting date, taking into account current interest rates and the credit worthiness of the swap counterparty.

      Details of the interest rate swap outstanding as of December 31, 1999 and 2000 are as follows:

                                                                    Group
                                                             -----------------------
   Principal      Inception date        Maturity date        Receives         Pays
   ---------      --------------       ---------------       --------       --------
   $26,000        March 29, 1995       March 29, 2003*        Fixed         Floating

    * The interest rate swap was terminated on December 29, 2000. No gain or loss resulted from the termination of the interest rate swap.

  Cross-currency interest rate swap

      The fair value of the cross-currency interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the reporting date, taking into account current exchange rate and the credit worthiness of the swap counterparty. Details of cross-currency interest rate swaps outstanding as of December 31, 1999 and 2000 are as follows:

                                            Principal          Interest Rate
            Maturity date/termination         Group                Group
Inception      date, whichever is     ---------------------- -----------------
date                 earlier            Receives      Pays   Receives   Pays
---------   ------------------------- ------------- -------- -------- --------
April 25,
 1995          April 25, 2003         Yen 2,050,000  $25,200 Floating Floating
May 15,
 1995          May 15, 2003           Yen 1,662,400   19,697 Floating Floating
April 28,
 1997          October 20, 2000*         AUD 42,469   32,956 Fixed    Floating
April 28,
 1997          October 20, 2000*         AUD 43,943   34,100 Fixed    Floating
April 28,
 1997          October 20, 2000*         AUD 51,031   39,600 Fixed    Floating
April 28,
 1997          October 20, 2000*         AUD 52,191   40,500 Fixed    Floating
December
 16, 1994      January 15, 2000**            38,000 S$55,870 Floating Floating
January 3,
 1995          January 15, 2000**          S$55,371   37,796 Floating Floating
December
 28, 1995      January 15, 2000**            37,796 S$53,386 Floating Floating
January 2,
 1996          January 15, 2000**          S$53,011  $37,530 Floating Floating

* These swaps were terminated on October 20, 2000 together with their underlying loans. The breakfunding cost incurred as a result of the termination of these swaps were not material.
** These swaps were terminated on January 15, 2000. There were no breakfunding cost incurred as a result of the termination of these swaps. S$ refers to Singapore dollars.

                             AMERICAN EAGLE TANKERS

                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
         In thousands of U.S. dollars, except share and per share data


  Long-term debts

      The fair value of the Group's debt is the estimated amount that the Group would pay to terminate the loans at the reporting date.

15 Share Ownership and Option Plans

  Staff share ownership scheme

      Effective 1985, AET Group's employees have generally been able to contribute up to 20 percent of their base compensation to the monthly purchase of units in a unit trust owning NOL's common shares under NOL's Staff Share Ownership Scheme. This trust is managed externally by a bank appointed as trustee. Under this plan, every dollar contributed by the employee to purchase units is matched by a contribution of fifty cents by NOL. These contributions are used to purchase units of shares based on market value on the date of the contribution.

      The Staff Share Ownership Scheme was accounted for in accordance with APB No. 25. Compensation expense in the amount of the NOL contribution is recorded at the date of contribution when it is used to purchase unit interests in shares at fair market value.

      The allocated portion of compensation expense attributable to AET employees under the plan for the years ended December 1998, 1999 and 2000 was not material.

  NOL Share Option Plan

      Eligible AET employees participate in the NOL Executive Share Option Scheme and the NOL Group Share Option Plan. The NOL Group Share Option Plan is effective May 3, 2000 and replaces the NOL Executive Share Option Scheme, which was terminated on the same date. However, the termination of the old plan and the adoption of the new plan do not affect the rights of the holders of the outstanding options awarded under the old plan.

      Options under the plan will be exercisable commencing one year from the date of grant and will lapse five years from the date of grant for options granted under the NOL Executive Share Option Scheme and ten years from the date of grant for options granted under the NOL Group Share Option Plan.

      The exercise price of share options granted under the NOL Executive Share Option Scheme is in Singapore dollars ("S$") and is equal to the fair market value of NOL's common share on the date the option is granted. NOL's Compensation Committee, in certain cases, may choose to establish a discounted exercise price at no less than 80 percent of fair market value on the grant date. AET applies the intrinsic value method prescribed by APB 25 in accounting for share options granted to the Combined AET's employees. Accordingly, compensation expense is recognized only when options are granted with a discounted exercise price, or if subsequent changes are made to the option exercise price or number of options. Any compensation expense is recognized ratably over the vesting period. In July 22, 1999 a new measurement date was established for outstanding options when NOL amended the exercise price and number of shares under these options. These options are accounted for as variable from July 1, 2000 until the date they are exercised, forfeited, or they expire, due to implementation of FASB Interpretation No. 44. Compensation expense attributable to AET employees was not material for the years ended December 1998, 1999 and 2000.

                             AMERICAN EAGLE TANKERS

                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
         In thousands of U.S. dollars, except share and per share data


      The Company plans to implement its own share option plan after the offering (Note 17). The adoption of the Company's own share option plan does not affect the rights of the holders of the outstanding awards under the NOL Group Share Option Plan and NOL Executive Share Option Scheme.

  Impact of applying Fair Value Based Method

      Pro forma net earnings and earnings per share information, as required by SFAS No. 123, "Accounting for Stock-Based Compensation", has been determined as if the Group had accounted for employee share options granted to employees in the Group under the fair value method in SFAS No. 123.

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the one year average vesting period of the options. If the Group has determined compensation expenses based on the fair value at the grant date for its share options in accordance with SFAS No. 123, the Group's net income would have been reduced or increased to the pro forma amounts indicated below:

                                                     Year ended December 31,
                                                    ---------------------------
                                                      1998     1999      2000
                                                    --------  -------  --------
   Net income
    As reported.................................... $ 11,447  $   924  $ 61,620
    Pro forma......................................   11,427    1,001    61,528
   Basic and diluted earnings per share
    As reported....................................     0.61     0.05      3.31
    Pro forma...................................... $   0.61  $  0.05  $   3.30

      The pro forma disclosures provided are not likely to be representative of the effects on reported net income for future years due to future grants and the vesting requirements of the share options.

      The fair value of these options was estimated using the Black-Scholes
Option Pricing Model with the following weighted-average assumptions:

                                                     Year ended December 31,
                                                    ---------------------------
                                                      1998     1999      2000
                                                    --------  -------  --------
   Dividend yield..................................     0.00%    0.00%     0.00%
   Expected volatility.............................     0.59     0.53      0.50
   Risk-free rate of return........................     3.79%    3.69%     4.09%
   Expected life (years)...........................     2.50     2.28      6.42

                            AMERICAN EAGLE TANKERS

                       NOTES TO THE FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
         In thousands of U.S. dollars, except share and per share data


      The following summarizes activities under NOL's Share Option Plan in respect of NOL's shares that relate to the Group's employees:

                                                             Weighted-Average
                                                            Exercise Price Per
                                  Number of Options               Share
                               --------------------------  --------------------
                                                           Year ended December
                               Year ended December 31,             31,
                               --------------------------  --------------------
                                1998      1999     2000     1998   1999   2000
                               -------  --------  -------  ------ ------ ------
Options outstanding at
 beginning of the period.....  380,000   410,000  224,552  S$1.58 S$1.43 S$1.42
Granted
--at fair market value.......  100,000   100,000  598,000    1.00   1.53   1.40
--at below fair market
 value.......................       --     5,266       --      --   1.32     --
Exercised....................       --  (220,000) (35,714)     --   1.19   1.50
Expired......................  (70,000)  (70,714) (35,714)   1.63   2.26   1.66
                               -------  --------  -------
Options outstanding at end of
 the period..................  410,000   224,552  751,124    1.43   1.42   1.39
                               =======  ========  =======
Options vested/exercisable at
 end of the period...........  310,000   122,990  153,124  S$1.57 S$1.34 S$1.34
                               =======  ========  =======

      The following summarizes information for share options outstanding as of December 31, 2000:

                                  Weighted-average      Weighted-average
Number of options  Exercise price  exercise price  remaining contractual life
-----------------  -------------- ---------------- --------------------------
     103,124           S$1.00          S$1.00                 3.30
      50,000             2.05            2.05                 4.10
     120,000             1.52            1.52                 9.25
     478,000             1.37            1.37                 9.80
     -------
     751,124           S$1.39          S$1.39                 8.44
     =======

16 Business Segment Data and Major Customer Information

      The Group operates in a single reportable segment, providing marine transportation services that meet the changing needs of oil companies, producers, traders and refiners active in the international crude oil market.

      The Group's gross operating revenue based on the country of domicile of customers is as follows:

                                                      Year ended December 31,
                                                     --------------------------
                                                       1998     1999     2000
                                                     -------- -------- --------
   Americas region.................................. $135,826 $150,736 $200,529
   Europe region....................................   16,413   19,830   67,805
   Asia/Middle East region..........................    4,780    7,041    3,652
                                                     -------- -------- --------
                                                     $157,019 $177,607 $271,986
                                                     ======== ======== ========

      The Group's tangible assets consist primarily of vessels and vessel equipment, which are utilized across geographic markets, and therefore, have not been allocated. These vessels and vessel equipment are primarily used for the shipment of crude oil within the Atlantic basin, Arabian Gulf, Venezuela, the North Sea and West Africa. Other properties of the Group are located in the Americas region.

                             AMERICAN EAGLE TANKERS

                       NOTES TO THE FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
         In thousands of U.S. dollars, except share and per share data


      Revenues from major customers, as a percentage of gross revenue, were as follows:

                                                      Year ended December 31,
                                                      -------------------------
                                                       1998     1999     2000
                                                      -------  -------  -------
   Customer A........................................    21.7%    18.8%    12.3%
   Customer B........................................    15.1      7.1      6.8
   Customer C........................................    14.0     14.3      9.0
   Others............................................    49.2     59.8     71.9
                                                      -------  -------  -------
                                                        100.0%   100.0%   100.0%
                                                      =======  =======  =======

17 Subsequent Events

  Initial Public Offering

      After December 31, 2000, the Company commenced preparation for an initial public offering in the United States under the Securities Act of 1933, as amended.

  Capital restructuring

      On March 16, 2001, the directors approved the restructuring of the Company's capital. Under this capital restructuring, the authorized share capital of the Company was increased by 70,000,000 shares. The Company also declared a dividend of $64,767 out of retained earnings to NOL. On the same date, NOL subscribed for 11,880,000 newly issued common shares of AET, for a total consideration of $66,000. The increase in the Company's capital will be reflected by an increase of $11,880 and $54,120 in issued share capital and share premium, respectively.

      The capital restructuring has been retroactively reflected in the consolidated financial statements for the financial year ended December 31, 2000.

      Earnings per share and the ordinary shares used in the calculation of earnings per share have been presented retroactively herein to reflect the impact of this capital restructuring.

  Delivery of Aframax tankers

      On January 5, 2001, the Company took delivery of two vessels, Eagle Memphis and Eagle Milwaukee from Nepline under the sale and purchase contract (Note 11).

  Acquisition of Aframax tankers under construction

      The Company entered into a series of shipbuilding contracts with third parties for the construction of five Aframax tankers. The total consideration under the terms of the contracts for the five tankers is $195,200. One of the tankers is expected to be delivered in 2002 and four of the tankers in 2003 with stage payments of 10% in advance, 10% on keel laying, 10% on launching and 70% at delivery.

                             AMERICAN EAGLE TANKERS

                          CONSOLIDATED BALANCE SHEETS
                   AS OF DECEMBER 31, 2000 AND MARCH 31, 2001
                          In thousands of U.S. dollars

                                                     As of           As of
                                               December 31, 2000 March 31, 2001
                                                (Consolidated)   (Consolidated)
                                               ----------------- --------------
                                                                  (Unaudited)
ASSETS
Current assets:
 Cash and cash equivalents....................     $ 62,205         $ 50,789
 Accounts receivable, net of allowances of
  $500 and $466 as of December 31, 2000 and
  March 31, 2001, respectively................       21,632           15,893
 Amounts due from NOL and NOL affiliates (Note
  3)..........................................        7,161            7,530
 Inventories..................................        6,233            5,471
 Prepaid expenses and other receivables.......        3,213            2,467
                                                   --------         --------
  Total current assets........................      100,444           82,150
Equity investments in a joint venture.........       16,633           16,573
Vessels and other properties, net.............      447,372          449,210
Deferred expenditure, net.....................        6,862           10,494
Other non-current assets......................        6,721            6,671
                                                   --------         --------
    Total assets..............................     $578,032         $565,098
                                                   ========         ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Accounts payable.............................     $  3,121         $  3,376
 Accrued expenses and other current
  liabilities (Note 4)........................       15,095           20,588
 Amount due to NOL and NOL affiliates (Note
  3)..........................................       63,076           21,750
 Current portion of long term debt............        6,648            6,648
 Income taxes payables........................          562              605
                                                   --------         --------
  Total current liabilities...................       88,502           52,967
Long-term debt, net of current portion........      179,291          176,477
Other non-current liability...................       12,475           15,289
                                                   --------         --------
    Total liabilities.........................      280,268          244,733
                                                   --------         --------
Minority interest.............................       14,036           14,053
Shareholder's equity:
 Common shares................................       18,627           18,627
 Share premium................................       54,120           54,120
 Additional paid-in capital...................      209,706          209,190
 Retained earnings............................        1,275           24,375
                                                   --------         --------
    Total shareholder's equity................      283,728          306,312
                                                   --------         --------
    Total liabilities and shareholder's
     equity...................................     $578,032         $565,098
                                                   ========         ========

   The accompanying notes are an integral part of these financial statements.

                             AMERICAN EAGLE TANKERS

                   UNAUDITED COMBINED STATEMENT OF OPERATIONS
                 FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND
                 UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 2001
         In thousands of U.S. dollars, except share and per share data

                            Three months ended March 31,
                            --------------------------------
                                2000              2001
                             (Combined)      (Consolidated)
                            --------------   ---------------
                            (Unaudited)        (Unaudited)
Gross operating revenue...      $   53,589         $   73,590
Operating expenses:
 Brokerage and
  commission..............             822              1,119
 Vessel voyage expenses...          14,738             12,784
 Vessel operating
  expenses................          10,300             11,218
 Charter hire expenses....          14,350             14,014
 Depreciation and
  amortization............           7,054              7,974
 General and
  administrative
  expenses................           1,523              1,141
                            --------------     --------------
  Total operating
   expenses...............          48,787             48,250
Other operating income
 (expenses)...............              18                 47
                            --------------     --------------
Operating income..........           4,820             25,387
Equity in profit of a
 joint venture............              22                388
Interest expense..........          (4,150)            (3,366)
Interest income...........           1,344                751
                            --------------     --------------
Income before income
 taxes....................           2,036             23,160
Income taxes..............             (23)               (44)
                            --------------     --------------
Income after income
 taxes....................           2,013             23,116
Minority interest.........             350                (16)
                            --------------     --------------
Net income................      $    2,363         $   23,100
                            ==============     ==============
Shares used in per share
 computation..............      18,626,544         18,626,544
Basic and diluted earnings
 per share................      $     0.13         $     1.24

   The accompanying notes are an integral part of these financial statements.

                             AMERICAN EAGLE TANKERS

                  UNAUDITED COMBINED STATEMENTS OF CASH FLOWS
                 FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND
                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
                   FOR THE THREE MONTHS ENDED MARCH 31, 2001
                          In thousands of U.S. dollars

                                                        Three months ended
                                                            March 31,
                                                    --------------------------
                                                       2000          2001
                                                    (Combined)  (Consolidated)
                                                    ----------- --------------
                                                    (Unaudited)  (Unaudited)
Cash Flows From Operating Activities
Net income.........................................   $ 2,363      $ 23,100
Adjustments to reconcile net income to net cash
 provided by operating activities:
 Depreciation and amortization.....................     7,054         7,974
 Equity in profit of a joint venture...............       (22)         (388)
 Deemed dividends to NOL...........................      (837)         (516)
 Minority interest in net income...................      (350)           16
                                                      -------      --------
                                                        8,208        30,186
                                                      -------      --------
Changes in operating assets and liabilities
 Trade accounts receivables........................    (1,508)        5,740
 Inventories.......................................      (623)          762
 Other current assets..............................        49           347
 Deferred expenditure..............................    (1,493)       (5,192)
 Other non-current assets..........................      (136)          476
 Accounts payable..................................     3,000           254
 Other current liabilities.........................     8,845        12,270
 Increase in interest payable......................      (521)          235
 Increase in tax payable...........................        23            44
                                                      -------      --------
Net cash provided by operating activities..........    15,844        45,122
                                                      -------      --------
Cash Flows From Investing Activities
Purchase of vessels and other properties...........      (138)      (43,530)
                                                      -------      --------
Net cash used in investing activities..............      (138)      (43,530)
                                                      -------      --------
Cash Flows From Financing Activities
Repayment of non-trade amount due to NOL...........        --       (13,008)
Net cash transfers from NOL........................    (8,704)           --
                                                      -------      --------
Net cash used in financing activities..............    (8,704)      (13,008)
                                                      -------      --------
Changes in cash and cash equivalents...............     7,002       (11,416)
Cash and cash equivalents, beginning of period.....    54,935        62,205
                                                      -------      --------
Cash and cash equivalents, end of period...........   $61,937      $ 50,789
                                                      =======      ========
Supplemental disclosures of cash flow information
Cash paid for interest.............................   $ 4,671      $  3,131
                                                      =======      ========

   The accompanying notes are an integral part of these financial statements.

                            AMERICAN EAGLE TANKERS

                  NOTES TO THE UNAUDITED FINANCIAL STATEMENTS
                         In thousands of U.S. dollars


1 Basis of Presentation

      The unaudited interim financial statements included herein have been prepared in accordance with U.S. GAAP. These financial statements reflect all adjustments, consisting of normal recurring accruals which, in the opinion of management, are necessary for a fair presentation of the information contained therein. The accompanying financial statements and footnotes have been condensed and therefore do not contain all disclosures required by generally accepted accounting principles.

      These financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2000 and the footnotes related thereto included elsewhere in this Prospectus.

      Results of operations for interim periods are not necessarily indicative of those for a full fiscal year.

2 Earnings per share

      Net income per share is computed by dividing the net income available to common shareholders for the period by the number of common shares outstanding at the end of the period, except for periods up to December 2000 where the number of common shares outstanding have been restated retroactively to account for the change in capital structure and the dividend payout on March 16, 2001. There are no potential dilutive common shares as of March 31, 2000 and 2001.

3 Related Party Transactions

      The related party balances as of December 31, 2000 and March 31, 2001 are as follows:

                                                    As of           As of
                                              December 31, 2000 March 31, 2001
                                              ----------------- --------------
   Deposits with NOL.........................      $53,704         $34,913
                                                   =======         =======
   Non-trade amounts due from Crystal........      $   783         $   972
   Loan to Crystal...........................        6,378           6,558
                                                   -------         -------
                                                   $ 7,161         $ 7,530
                                                   =======         =======
   Non-trade amounts due to:
   APL Bermuda (a subsidiary of NOL).........      $ 2,209              --
   Nepline...................................       35,300              --
   NOL.......................................       25,140         $14,703
                                                   -------         -------
                                                    62,649          14,703
   Trade amounts due to:
   NSSPL.....................................          119           6,721
   Crystal...................................          240             197
   Orient Marine Pte Ltd (a subsidiary of
    NOL).....................................           68             129
                                                   -------         -------
                                                       427           7,047
                                                   -------         -------
                                                   $63,076         $21,750
                                                   =======         =======

                            AMERICAN EAGLE TANKERS

                  NOTES TO THE UNAUDITED FINANCIAL STATEMENTS
                         In thousands of U.S. dollars

4 Accrued Expense and Other Current Liabilities

                                                    As of           As of
                                              December 31, 2000 March 31, 2001
                                              ----------------- --------------
   Accrued interest..........................      $   570         $   805
   Accrued payroll...........................          750              --
   Accrued voyage expenses...................        3,063           3,610
   Accrued drydocking expenditure............           --           4,766
   Other accrued operating expense and other
    creditors................................        5,347           5,143
   Deferred revenue..........................        5,365           6,264
                                                   -------         -------
                                                   $15,095         $20,588
                                                   =======         =======

5 Business Segment Data and Major Customer Information

      The Group operates in a single reportable segment, providing marine transportation services that meet the changing needs of oil companies, producers, traders and refiners active in the international crude oil market.

      The Group's gross operating revenue based on the country of domicile of customers is as follows:

                                                   Three months ended March 31,
                                                   -----------------------------
                                                        2000           2001
                                                   -------------- --------------
   Americas region................................        $44,575        $59,931
   Europe region..................................          9,014         13,319
   Asia/Middle East region........................             --            340
                                                   -------------- --------------
                                                          $53,589        $73,590
                                                   ============== ==============

      The Group's tangible assets consist primarily of vessels and vessel equipment, which are utilized across geographic markets, and therefore, have not been allocated. These vessels and vessel equipment are primarily used for the shipment of crude oil within the Atlantic basin, Arabian Gulf, Venezuela, the North Sea and West Africa. Other properties of the Group are located in the Americas region.

                             AMERICAN EAGLE TANKERS

                  NOTES TO THE UNAUDITED FINANCIAL STATEMENTS
                          In thousands of U.S. dollars


      Revenues from major customers, as a percentage of gross revenue, were as follows:

                                                                      Three
                                                                     months
                                                                   ended March
                                                                       31,
                                                                   ------------
                                                                   2000   2001
                                                                   -----  -----
Customer A........................................................  14.3%  11.8%
Customer B........................................................  11.8    2.4
Customer C........................................................   5.5   10.6
Customer D........................................................   7.7   15.6
Customer E........................................................  11.7    4.8
Others............................................................  49.0   54.8
                                                                   -----  -----
                                                                   100.0% 100.0%
                                                                   =====  =====

6 Change in Accounting Policy

      Effective January 1, 2001, we have adopted the provisions of FASB No. 133, 137 and 138. The adoption of these standards did not have a material effect on our financial position or results of operations.

                                                                         ANNEX A

                           GLOSSARY OF SHIPPING TERMS

      These definitions are provided for convenience only. For an understanding of each term as used in this prospectus, you should rely on the usage and explanation of that term in its context. These definitions are derived from Peter Brodie, Dictionary of Shipping Terms (Second Edition).

Aframax Carrier      A tanker of approximately 80,000 to 120,000 dwt.

Ballast A tanker is in ballast when it is steaming without cargo and is instead loaded down with sea water for stability and improved handling. Given that oil production is concentrated in certain parts of the world, a tanker will generally spend a significant amount of time "ballasting" as it returns from discharge port to load port.

Atlantic Basin       The Atlantic Ocean and the ports and seas surrounding it,
                     including the eastern seaboard of the United States and Canada, the U.S. Gulf and Caribbean Sea, the northern and eastern coasts of South America, the North Sea, the Black
                     Sea and the Mediterranean Sea.

Bareboat Charter     The hiring or leasing of a tanker for a certain period of
                     time under which the shipowner provides only the ship, while the charterer provides the crew and is responsible for the operating and voyage expenses. See "Time Charter" and "Voyage Charter".

Barrel A volumetric unit of measure for crude oil and petroleum products equivalent to 42 U.S. gallons.

Charterer            The individual or company hiring a tanker or the service
                     of a tanker for a period of time.

Crude Oil Carrier    A tanker designed to carry crude oil or other dirty
                     products in bulk.

Double-hulled        Hull construction design in which a tanker has an inner
                     and outer side and bottom.

Double-sided         Hull construction design in which a tanker has an inner
                     and outer side.

Draft Depth to which a ship is immersed in water. Also widely used to designate the depth of water at a port of place.

Dry-Docking          The removal of a tanker from the water into an enclosed
                     basin for inspection and/or repair of normally submerged parts.

Dwt Deadweight tons: a unit of the weight of cargo and supplies that can be carried by a tanker, expressed in long tons (2,240 pounds).

Freight The price paid to a shipowner or shipping line for the transportation of a cargo.

Gross Ton            Unit of 100 cubic feet or 2.831 cubic meters, used in
                     measuring the total of all enclosed spaces within a ship.

Handysize Carrier
                     A tanker of approximately 30,000 to 50,000 dwt.

Hire
                     Money paid to the shipowner by a charterer for the hire of a tanker under a time charter. Can be expressed as an amount per day, or per deadweight tonne per month.

IMO International Maritime Organization, a United Nations agency that issues international trade standards for shipping.

Intermediate         The inspection of a tanker by a classification society
Survey               surveyor which takes place two to three years before and
                     after each Special Survey for such tanker.

Lightering           The use of smaller ships or barges for the purpose of
                     carrying cargo discharged from an ocean ship in order to lighten and reduce draft.

LOOP The Louisiana Offshore Oil Port, a 19 mile-long underwater pipeline connecting Louisiana with offshore tankers. The LOOP provides VLCCs and ULCCs with an alternative method of delivering crude oil to port rather than Caribbean transshipments and lightering.

Newbuilding          A newly constructed tanker.

O/B/O An oil/bulk/ore carrier. A multi-purpose carrier capable of carrying crude oil or dry bulk cargoes.

Off-hire Day         Each day, or part thereof, during which a tanker is not
                     earning revenue from the charterer.

OPA 90               The U.S. Oil Pollution Act of 1990.

OPEC Organization of Petroleum Exporting Countries. Members include Algeria, Gabon, Indonesia, Iran, Iraq, Kuwait, Libya, Nigeria, Qatar, Saudi Arabia, United Arab Emirates and Venezuela.

Operating            The expenses incurred by the shipowner during a voyage or
expenses             time charter, and by the charterer in a bareboat charter.
                     Comprised mainly of: brokerage and commission expenses, vessel voyage expenses, crew wages and associated expenses; insurance (hull and machinery, and protection and indemnity premiums); cost of lubricants and spare parts; repair and maintenance (routine maintenance, dry-dockings and classification fees).

Panamax Carrier      A tanker whose dimensions enable her to transit the
                     Panama Canal where lock width is the determining factor.
                     Ships are approximately 55,000 to 80,000 dwt.

Petroleum            Refined crude oil comprising dirty products (e.g. fuel
Products             oil) and clean products (e.g. gasoline and jet fuel).

Protection and       Mutual protection provided by an association of
Indemnity            shipowners against liabilities not covered by insurance.
Insurance

Special Survey       The inspection of a tanker's hull and machinery carried
                     out every five years by a classification society survey or for the purpose of maintaining class.

Spot Market          The market for immediate chartering of a tanker.

Suezmax Carrier      A tanker whose dimensions enable her to transit fully
                     loaded through the Suez Canal. Ships are approximately
                     120,000 to 200,000 dwt.

Time Charter
                     The hiring of a tanker from a shipowner for a period of time. As operator, the shipowner is paid on a per-day basis and is responsible for providing the crew and paying operating expenses. The charterer is responsible for paying the voyage expenses, save for certain specific exceptions such as loss of time arising from tankers breakdown and routine maintenance. See "Voyage Charter" and "Bareboat Charter".

To Charter           To hire or hire out a tanker.

Tonne                A metric ton, 1,000 kilograms or 2,204.6 pounds.

Tonne-mile
                     Quantity transported multiplied by average voyage distance.

ULCC                 Ultra Large Crude Carrier of more than 320,000 dwt.

U.S. Gulf            The Gulf of Mexico.

VLCC                 Very Large Crude Carrier of 200,000 to 320,000 dwt.

Voyage Charter
                     A contract in which a charterer pays a shipowner for the use of a ship's cargo space for one, or sometimes more than one, voyage. The shipowner is the operator, responsible for paying both operating expenses and voyage expenses.

Voyage Expenses      Fuel costs, port charges and canal dues (or tolls)
                     incurred during the course of a voyage.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                6,750,000 Shares

                      American Eagle Tankers Inc. Limited

                                 Common Shares

                            [LOGO OF AMERICAN EAGLE]

                                 ------------

                                   PROSPECTUS

                                       , 2001

                                 ------------

                              Salomon Smith Barney

                            ABN AMRO Rothschild LLC

                           Morgan Stanley Dean Witter

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.Indemnification of Directors and Officers.

      Section 98 of the Companies Act of Bermuda allows us to indemnify our directors, officers and certain other persons against any liability which by virtue of Bermuda law otherwise would be imposed on them, except in cases where such liability arises from fraud or dishonesty of which such officer, director or auditor may be guilty in relation to our company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or they are acquitted or in which they are acquitted or granted relief by the Supreme Court of Bermuda in certain proceedings arising under Section 281 of the Companies Act.

      We have adopted provisions in our by-laws that provide that we will indemnify our officers and directors in civil actions for actions made in good faith and in criminal actions for actions which an officer or director had no reasonable cause to believe was unlawful. We have also entered into indemnification agreements with our directors and officers to provide them indemnification for actions that are not knowingly fraudulent or deliberately dishonest and do not constitute willful misconduct.

      We maintain directors and officers insurance.

Item 7.Recent Sales of Unregistered Securities

      The registrant has not issued or sold any securities within the past three years.

Item 8.Exhibits and Financial Statement Schedules.

      (a) Exhibits. Filed herewith are the following exhibits:


  1.1 Form of Underwriting Agreement
  3.1 Memorandum of Association
  3.2 By-Laws
  4.1 Specimen Certificate for the common shares*
  5.1 Opinion of Cox Hallett Wilkinson as to the legality of the common shares dated June 25, 2001
  8.1 Opinion of Cox Hallett Wilkinson as to certain Bermuda tax matters dated
      June 25, 2001
  8.2 Opinion of Cadwalader, Wickersham & Taft as to certain U.S. tax matters dated June 25, 2001
 10.1 Loan Agreement, dated as of March 5, 2001, among The Development Bank of
      Singapore Limited, Neptune Orient Lines Limited and the registrant*
 10.2 Share Option Plan of the registrant*
 10.3 Shareholder's Support Services Agreement, dated as of June 5, 2001, between Neptune Orient Lines Limited and the registrant*
 10.4 Form of Ship Technical Management Agreement*
 10.5 Shareholder's Agreement, dated as of June 5, 2001 between Neptune Orient
      Lines Limited and the registrant*
 10.6 Guarantee Fee Letter, dated as of June 5, 2001 from the registrant to Neptune Orient Lines Limited*
 10.7 Loan Agreement, dated as of May 29, 2001 between the Lenders set forth therein, Danmarks Skibskreditfond and the registrant
 15.1 Deleted
 21.1 List of subsidiaries of the registrant*
 23.1 Consent of PricewaterhouseCoopers
 23.2 Consent of Cox Hallett Wilkinson (included in Exhibit 5.1)
 23.3 Consent of Cadwalader, Wickersham & Taft (included in Exhibit 8.2)
 23.4 Consent of Clarkson*
 24.1 Power of Attorney (included as part of this signature page hereto)

--------

* Filed as part of Amendment No. 1 to the Registration Statement on June 6,
  2001.


      (b) Financial Statement Schedules

      [Not applicable.]

Item 9.Undertakings.

      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424 (b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New Jersey on June 25, 2001.


                                          AMERICAN EAGLE TANKERS INC. LIMITED

                                            /s/ Joseph Sin Kin Kwok
                                          By: _________________________________
                                          Name:Joseph Sin Kin Kwok
                                          Title:President



                     POWER OF ATTORNEY AND SIGNATURES


      We, the undersigned directors and officers of American Eagle Tankers Inc. Limited, do hereby constitute and appoint Joseph Sin Kin Kwok, Gregory A. McGrath and Wang Chan Tak, and each of them, our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them, to do any and all acts and things in our respective names and on our respective behalves in the capacities indicated below that Joseph Sin Kin Kwok, Gregory A. McGrath and Wang Chan Tak, or any one of them, may deem necessary or advisable to enable American Eagle Tankers Inc. Limited to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but not limited to, power and authority to sign for us in our respective names in the capacities indicated below any and all amendments (including post-effective amendments) hereto or any related registration statement, including any registration statement to be filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents therewith, with the Securities and Exchange Commission; and we do hereby ratify and confirm all that Joseph Sin Kin Kwok, Gregory A. McGrath and Wang Chan Tak, or any one of them, shall do or cause to be done by virtue hereof.


      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed on June 25, 2001 by the following persons in the capacities indicated.


                                         /s/ Lua Cheng Eng


                                          _________________________________


                                          Lua Cheng Eng


                                          Chairman of the Board


                                         /s/ Joseph Sin Kin Kwok


                                          _________________________________


                                          Joseph Sin Kin Kwok


                                          President and Director


                                          (Principal Executive Officer)


                                         /s/ Gregory A. McGrath


                                          _________________________________


                                          Gregory A. McGrath


                                          Vice President, Finance and
                                           Administration


                                          (Principal Financial and Accounting
                                           Officer)


                                         /s/ Flemming R. Jacobs


                                          _________________________________


                                          Flemming R. Jacobs


                                          Vice Chairman


                                         /s/ Ernst Gabriel Frankel


                                          _________________________________


                                          Ernst Gabriel Frankel


                                          Director


                                                         *


                                          _________________________________


                                          Sir David Thomson


                                          Director


                                                         *


                                          _________________________________


                                          John T. Olds


                                          Director


                                         /s/ Robert F. Klausner


                                          _________________________________


                                          Robert F. Klausner


                                          Director

                                 EXHIBIT INDEX


 Exhibit                               Description
 -------                               -----------
   1.1   Form of Underwriting Agreement

   3.1   Memorandum of Association

   3.2   By-Laws

   4.2   Specimen Certificate for the common shares*

   5.1 Opinion of Cox Hallett Wilkinson as to the legality of the common shares dated June 25, 2001

   8.1 Opinion of Cox Hallett Wilkinson as to certain Bermuda tax matters dated June 25, 2001

   8.2 Opinion of Cadwalader, Wickersham & Taft as to certain U.S. tax matters dated June 25, 2001

  10.1 Loan Agreement, dated as of March 5, 2001, among the Development Bank of Singapore Limited, Neptune Orient Lines Limited and the registrant*

  10.2   Share Option Plan of the registrant*

  10.3 Shareholder's Support Services Agreement, dated as of June 5, 2001, between Neptune Orient Lines Limited and the registrant*

  10.4   Form of Ship Technical Management Agreement*

  10.5   Shareholder's Agreement, dated as of June 5, 2001 between Neptune
         Orient Lines Limited and the registrant*

  10.6 Guarantee Fee Letter, dated as of June 5, 2001 from the registrant to Neptune Orient Lines Limited*

  10.7 Loan Agreement, dated as of May 29, 2001 between the Lenders set forth therein, Danmarks Skibskreditfond and the registrant

  15.1   Deleted

  21.1   List of subsidiaries of the registrant*

  23.1   Consent of PricewaterhouseCoopers

  23.2   Consent of Cox Hallett Wilkinson (included in Exhibit 5.1)

  23.3   Consent of Cadwalader, Wickersham & Taft (included in Exhibit 8.2)

  23.4   Consent of Clarkson*

  24.1   Power of Attorney (included as part of the signature page hereto)

--------

* Filed as part of Amendment No. 1 to the Registration Statement on June 6,
  2001.